      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              ALLIED DIGITAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                NEW YORK                                                                           11-2574949
      (STATE OR OTHER JURISDICTION                                                              (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)                                                         IDENTIFICATION NUMBER)

                            ------------------------

                                 140 FELL COURT
                           HAUPPAUGE, NEW YORK 11788
                                 (516) 232-2323
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CHARLES A. MANTIONE
                           VICE PRESIDENT OF FINANCE
                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                 140 FELL COURT
                           HAUPPAUGE, NEW YORK 11788
                                 (516) 232-2323
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)


                   SEE TABLE OF ADDITIONAL REGISTRANTS BELOW

                                   Copies to:

          STANLEY SCHLESINGER                          PHILIP WERNER                             DANIEL ZUBKOFF
         WARSHAW BURSTEIN COHEN                 MORGAN, LEWIS & BOCKIUS LLP                 CAHILL GORDON & REINDEL
         SCHLESINGER & KUH, LLP                       101 PARK AVENUE                            80 PINE STREET
            555 FIFTH AVENUE                      NEW YORK, NEW YORK 10178                  NEW YORK, NEW YORK 10005
        NEW YORK, NEW YORK 10017                       (212) 309-6000                            (212) 701-3000
             (212) 984-7700

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM         PROPOSED
            TITLE OF SECURITIES                AMOUNT TO BE     AGGREGATE PRICE    MAXIMUM AGGREGATE        AMOUNT OF
              TO BE REGISTERED                  REGISTERED         PER NOTE          OFFERING PRICE     REGISTRATION FEE
Senior Subordinated Notes                      $100,000,000         $1,000            $100,000,000           $29,500
Guarantees of Senior Subordinated Notes             (1)               (1)                 (1)                  (2)
Total                                          $100,000,000         $1,000            $100,000,000           $29,500


------------------
(1) Not applicable.
(2) Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable for the Guarantees.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        TABLE OF ADDITIONAL REGISTRANTS

                                                                                            ADDRESS, INCLUDING ZIP CODE,
                                                                                               AND TELEPHONE NUMBER,
    EXACT NAME OF GUARANTOR                 STATE OR OTHER              I.R.S. EMPLOYER       INCLUDING AREA CODE, OF
    REGISTRANT AS SPECIFIED                JURISDICTION OF              IDENTIFICATION         REGISTRANT'S PRINCIPAL
        IN ITS CHARTER                      INCORPORATION                   NUMBER                EXECUTIVE OFFICE
-------------------------------      ----------------------------       ---------------     ----------------------------
Allied Digital Technologies                    Delaware                   38-3191597               140 Fell Court
  Corp.                                                                                      Hauppauge, New York 11788
                                                                                                   (516) 232-2323

HMG Digital Technologies Corp.                 Delaware                   13-3643843               140 Fell Court
                                                                                             Hauppauge, New York 11788
                                                                                                   (516) 232-2323

HRM Holdings Corp.                             Delaware                   11-3040949               140 Fell Court
                                                                                             Hauppauge, New York 11788
                                                                                                   (516) 232-2323

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PRELIMINARY PROSPECTUS
ALLIED DIGITAL, INC.
$100,000,000
       % Senior Subordinated Notes Due 2008
Fully and Unconditionally Guaranteed by Allied Digital Technologies Corp. and each of the other Guarantors named herein
Interest Payable          and
Issue Price:        %

The     % Senior Subordinated Notes due 2008 (the 'Notes') are being offered
(the 'Offering') by Allied Digital, Inc., a New York corporation (the 'Issuer').
The Notes will mature on               , 2008. Interest on the Notes will accrue
at the rate of     % per annum and will be payable semiannually in arrears on
              and               of each year commencing               , 1999.

The Notes will be redeemable at the option of the Issuer, in whole or in part,

at any time on or after               , 2003, at the redemption prices set forth
herein, plus accrued and unpaid interest thereon to the redemption date. In
addition, on or prior to               , 2001, the Issuer may redeem up to
33 1/3% of the principal amount of the Notes at a redemption price of     % of
the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined); provided, however, that at least $65 million in aggregate principal amount of the Notes remains outstanding immediately after the occurrence of each such redemption. Upon the occurrence of a Change of Control (as defined), the Issuer will be required to make an offer to purchase all outstanding Notes at an offer price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to the date of purchase. See 'Description of Notes.'

The Notes will be unsecured obligations of the Issuer subordinated in right of payment to all existing and future Senior Debt (as defined) of the Issuer and senior in right of payment to all existing and future Subordinated Indebtedness (as defined) of the Issuer. The Notes will be fully and unconditionally guaranteed (the 'Guarantees') by Allied Digital Technologies Corp. ('ADT'), HMG Digital Technologies Corp. and HRM Holdings Corp. (collectively, the 'Guarantors'). The Guarantees will be general unsecured obligations of each of the Guarantors subordinated in right of payment to all existing and future Senior Debt of each such Guarantor and will rank senior in right of payment to all existing and future Subordinated Indebtedness of each such Guarantor. At January 31, 1998, after giving pro forma effect to the Transactions (as defined) and the application of the net proceeds thereof, the aggregate amount of outstanding Senior Debt of the Issuer would have been $3.7 million.

SEE 'RISK FACTORS' BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       PRICE TO               UNDERWRITERS'              PROCEEDS TO
                                                      PUBLIC(1)                DISCOUNT(2)                ISSUER(3)
Per Note.....................................             %                         %                         %
Total........................................             $                         $                         $

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Issuer and the Guarantors have agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act'). See 'Underwriting.'
(3) Before deducting expenses of the Offering payable by the Issuer estimated at
    $             .


The Notes are being offered by J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc., as underwriters (the 'Underwriters'), subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify the offer and reject orders in whole or in part. It is expected that delivery of the Notes
will be made against payment therefor, on or about               , 1998 at the
offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York in book-entry form through the facilities of The Depository Trust Company.

J.P. MORGAN & CO.                                       BEAR, STEARNS & CO. INC.

              , 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                               TABLE OF CONTENTS

                                                                                                              PAGE
Prospectus Summary........................................................................................        3
Risk Factors..............................................................................................       11
Use of Proceeds...........................................................................................       16
Capitalization............................................................................................       16
Selected Historical Consolidated Financial Data...........................................................       17
Pro Forma Unaudited Condensed Financial Data..............................................................       19
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................       24
Business..................................................................................................       28
Management................................................................................................       38
Security Ownership........................................................................................       39
Certain Transactions......................................................................................       40
Description of Credit Agreement...........................................................................       43
Description of Notes......................................................................................       44
Underwriting..............................................................................................       68
Legal Matters.............................................................................................       68
Experts...................................................................................................       68
Available Information.....................................................................................       69
Incorporation by Reference................................................................................       69
Index to Consolidated Financial Statements................................................................      F-1

                            ------------------------

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS INCLUDES 'FORWARD-LOOKING STATEMENTS' WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, CERTAIN STATEMENTS UNDER THE 'PROSPECTUS SUMMARY,' 'THE COMPANY,' 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS' AND 'BUSINESS' AND LOCATED ELSEWHERE HEREIN REGARDING THE COMPANY'S FINANCIAL POSITION AND BUSINESS STRATEGY, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE ISSUER BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ('CAUTIONARY STATEMENTS') ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS OFFERING MEMORANDUM AND UNDER 'RISK FACTORS.' ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the 'Company' refer collectively to Allied Digital Technologies Corp. and its consolidated subsidiaries. All references in this Prospectus to 'fiscal year' refer to the Company's fiscal year which ends on July 31 of the specified calendar year.

                                  THE COMPANY

     The Company is a leading independent multimedia manufacturer in the United States. The Company replicates/duplicates audio cassettes, video cassettes, and CD and CD-ROM products for the entertainment, publishing and special interest markets. In addition, the Company provides value-added supply chain management services such as distribution, telephone order fulfillment, packaging design and outsourcing, electronic order-taking and all direct-mail services. Since its founding in 1947, the Company (including its predecessors) has consistently and successfully managed the transition from one media to another by adapting its product line to match changing market trends. As the market has moved from vinyl records and audio cassettes to CDs and CD-ROMs and from film to video, the Company has successfully aligned its production and selling strategy around such trends. The Company's strategy is to provide its customers with a wide variety of turnkey solutions and options for delivering multimedia products to market. The Company targets the fastest growing niche markets, including CD-ROM, spoken word audio cassette, and special interest and premium/promotional use video. The sell-through video market, which includes special interest and premium/promotional use video, has grown at a rate in excess of 10% for each of the past six years and the market for interactive digital media, such as CD-ROM, has grown at a rate in excess of 20% for each of the past five years.

     The Company sells its products to approximately 3,000 customers in a wide range of industries including entertainment/publishing, special interest and promotional video, and CD-ROM software. The Company's entertainment/ publishing customers include: BMG Music Group, Inc. ('BMG'), PolyGram Group Distribution, Inc. ('PGD'), Simon & Schuster, Sony Music Entertainment and Columbia House. The Company's special interest and promotional customers include Anchor Bay Entertainment ('Anchor Bay'), RJR Nabisco and Glaxo Wellcome. The Company's CD-ROM software customers include Sofsource, Inc. ('Sofsource') and Video Professor.

     The Company has manufacturing and service facilities across the United States and has a national distribution facility based in Tennessee, allowing it to provide personalized local service as well as high volume mass production capabilities throughout the continental United States. The Company markets its products and services nationally through its internal sales force of approximately 55 sales and marketing professionals. As the market for multimedia applications continues to grow and the industry continues to undergo significant consolidation, the Company believes it is well positioned to take advantage of such opportunities. For the twelve months ended January 31, 1998, the Company had total revenues of $159.1 million and EBITDA of $17.9 million.

COMPETITIVE STRENGTHS


     The combination of the Company's products, customers and proven track record distinguishes it as a leading manufacturer and distributor of packaged media. The Company attributes this success and its continued opportunities for growth and profitability to the following competitive strengths:

     o Leading independent multimedia duplicator/replicator. The Company is the leading independent multimedia duplicator/replicator in the United States with both national distribution and manufacturing capabilities in all audio cassette, video cassette and CD/CD-ROM configurations. The Company's long-standing geographically distributed presence has allowed it to provide personalized local service as well as high volume mass production capabilities.

     o Multimedia product offerings. The Company offers its services across all three of the major multimedia product formats (i.e., audio cassettes, video cassettes and CD/CD-ROM). The Company believes that offering a complete line of multimedia products gives the Company a competitive advantage by providing its customers with 'one-stop shopping' and affording the Company the opportunity to cross-sell its other product offerings to customers of a particular format.

     o Value-added supply chain services. The Company's value-added supply chain management services give it a competitive advantage by providing a 'one-stop' solution that differentiates the Company from its competitors and by fulfilling key customer needs such as distribution, telephone order fulfillment, packaging design and outsourcing, electronic order taking, and direct mail services. These services enhance the profitability of the Company's customers and generate higher profit margins for the Company.

     o High quality products and customer service. Success in the replication/duplication business is dependent on repeat business. The majority of the Company's customers are very sensitive to time pressures and demand a supplier capable of providing large quantity orders in a short period of time and at a consistent level of quality. The Company believes that it has retained customer loyalty and achieved growth in new markets due to its superior quality, distribution and reliability and its strict adherence to protection of proprietary content.

     o Experienced management team. The key members of the management team, led by John K. Mangini, have extensive experience in all aspects of the packaged media industry with an average of 25 years each in the industry. The collective efforts of the management team have generated significant innovations and efficiency improvements. The benefit of these changes has been in the creation of a more cost effective and competitive company.

BUSINESS STRATEGY


     o Focus on growing market segments. The Company intends to continue to penetrate the growing segments of the packaged media market--CD-ROM, spoken word audio cassette, and special interest and premium/promotional video. Demand for CD-ROMs grew by over 56% in 1996 and by over 37% in 1997. Demand for spoken word audio cassettes increased by over 9% in 1996 and by over 8% in 1997. Demand for video cassettes of all categories increased by 11.7% from 1994 to 1995, with the largest increases in the premium/promotional category (25%). In addition, the Company believes that the Digital Versatile Disc ('DVD') will represent the fastest growing new product offering; however, the Company believes that widespread DVD acceptance is several years away. In anticipation of a migration to the DVD format, the Company plans to begin production of DVD products in the coming year with the view of reaching a considerable volume level by the year 2000.

     o Expansion of customer base. With its national scope of manufacturing and distribution, the Company is well-positioned to attract new customers by capitalizing on its local presence. Similarly, the Company seeks to attract larger customers with the value-added supply chain management services it offers, as well as with its capabilities to handle customers' needs on a national level.

     o Further penetration of existing customer base. The Company intends to further penetrate its existing customer base by cross-selling its services to its current customers and by offering customers a 'one-stop shop' for packaged media services.

     o Expand supply chain management service offerings. Positioning the Company as a world-class provider of value-added supply chain management services specializing in the replication/duplication, assembly, fulfillment, package design and procurement and distribution of software products will allow the Company to provide 'one-stop' solutions for the multimedia delivery of intellectual property. These offerings are intended to enhance the Company's competitive position and provide additional revenue streams and profit opportunities, through improved response times and inventory turns, for both the Company and its customers.

     o Growth through acquisitions. The Company actively evaluates acquisition candidates. Future strategic acquisitions may be undertaken to broaden the Company's product and services offerings, expand its manufacturing capacity and enhance the vertical integration of its supply chain.

                                THE TRANSACTIONS

THE MERGER

     Pursuant to a merger agreement (the 'Merger Agreement') dated May 5, 1998 between the Company and Analog Acquisition Corp. ('AAC'), an entity organized solely to effect the Merger (as defined) on behalf of 399 Venture Partners, Inc., a wholly owned subsidiary of Citibank, N.A. ('399'), and certain members of the Company's management (the 'Management Shareholders'), and subject to shareholder approval, AAC will merge with and into the Company, with the Company as the surviving corporation (the 'Merger'). Each issued and outstanding share (or fraction thereof) of Common Stock (the 'Common Stock') of the Company immediately prior to the effective date of the Merger (the 'Effective Date') will be canceled and converted into the right to receive $5.00 in cash other than (i) 74,998 shares of Common Stock held by certain members of the Company's management (the 'Management Shares'), which will remain outstanding and be converted into one share of Class A Common Stock of the Company (the 'Class A Common Stock'), representing, in the aggregate, approximately 51% of the Class A Common Stock; (ii) 1,100,110 shares of Common Stock owned by 399, which will be converted into 73,999 shares of Class A Common Stock, 351,000 shares of Class B Common Stock of the Company (the 'Class B Common Stock') and 33,375.55 shares of Series A Preferred Stock; and (iii) shares of stockholders who are entitled to, and who have perfected, their appraisal rights. In addition, (i) each share of common stock of AAC outstanding immediately prior to the Effective Date will be canceled and converted into one share of Class A Common Stock and (ii) each share of preferred stock, par value $.01 share, of AAC outstanding prior to the Effective Date will be canceled and converted into one share of Series A Preferred Stock of the Company (the 'Series A Preferred Stock').

     As a result of the cancellation and conversion of the shares of AAC and the conversion of 1,100,110 shares of Common Stock owned by 399 described above, 399 will own 165,000 shares of Series A Preferred Stock, 74,000 shares of Class A Common Stock and 351,000 shares of Class B Common Stock. Members of management will own 75,000 shares of Class A Common Stock. The Merger, the Offering, the Credit Agreement (as defined), the Equity Contribution (as defined) and the application of the proceeds therefrom are hereinafter collectively referred to as the 'Transactions.' See 'Certain Transactions.'

FUNDING OF THE TRANSACTIONS

     The Transactions will be funded by (i) approximately $2.7 million of borrowings under a new $25.0 million senior revolving credit facility (the 'Credit Agreement'), (ii) $100.0 million from the Offering and (iii) approximately $13.3 million from the issuance of capital stock (the 'Equity Contribution').

     The estimated sources and uses of cash in connection with the Transactions assuming that the Transactions occurred on January 31, 1998 are set forth below (dollars in thousands):

SOURCES OF CASH:
  Credit Agreement(1).........................................   $  2,700
  Proceeds from sale of Notes.................................    100,000
  Proceeds from the sale of capital stock.....................     13,292
                                                                 --------
     Total sources............................................   $115,992
                                                                 --------
                                                                 --------

USES OF CASH:
  Purchase of equity and redemption of options(2).............   $ 64,116
  Repayment of the Existing Debt(3)...........................     43,068
  Working capital.............................................      2,308
  Estimated transaction fees and expenses.....................      6,500
                                                                 --------
     Total uses...............................................   $115,992
                                                                 --------
                                                                 --------

                                                        (Footnotes on next page)

(Footnotes from previous page)
------------------

(1) Consists of funds drawn from the $25 million senior revolving credit facility.

(2) Represents $62.6 million to be used toward the purchase of 12,516,054 shares of Common Stock from the public and management at a price of $5.00 per share and $1.5 million to settle unexercised stock options.

(3) 'Existing Debt' means the long term debt of the Company (except for capitalized lease obligations) aggregating $32.3 million, subordinated notes payable to the stockholders aggregating $10.1 million (of which $9.4 milion is payable to the Company's Co-Chairmen) and a termination charge of approximately $0.7 million.

                                  THE OFFERING

Issuer....................................  Allied Digital, Inc.

Securities Offered........................  $100,000,000 of      % Senior Subordinated Notes due 2008.

Maturity Date.............................  , 2008.

Interest Payment Dates....................  and           , commencing           , 1999.

Optional Redemption.......................  The Notes will be redeemable at the option of the Issuer, in whole or
                                            in part, at any time on or after           , 2003, at the redemption
                                            prices set forth herein, plus accrued and unpaid interest thereon to
                                            the redemption date. In addition, on or prior to           , 2001,
                                            the Issuer may redeem up to 33 1/3% of the principal amount of the

                                            Notes at a redemption price of   % of the principal amount thereof,
                                            plus accrued and unpaid interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Public Equity
                                            Offerings; provided, however, that at least $65 million in aggregate principal amount of the Notes remains outstanding immediately after the occurrence of each such redemption.

Ranking...................................  The Notes will be unsecured obligations of the Issuer subordinated in right of payment to all existing and future Senior Debt of the Issuer and will rank senior in right of payment to all existing and future
                                            Subordinated Indebtedness of the Issuer. At January 31, 1998, after giving pro forma effect to the Transactions and the application of the net proceeds thereof, the aggregate amount of outstanding Senior
                                            Debt would have been $3.7 million.

Guarantees................................  The Notes will be fully and unconditionally guaranteed by ADT, HMG
                                            Digital Technologies Corp. and HRM Holdings Corp. The Guarantees will be general unsecured obligations of each of the Guarantors subordinated in right of payment to all existing and future Senior
                                            Debt of each such Guarantor and will rank senior in right of payment to all existing and future Subordinated Indebtedness of each such
                                            Guarantor.

Change of Control.........................  Upon the occurrence of a Change of Control, the Issuer will be required to make an offer to purchase all outstanding Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See 'Description of Notes.'

Certain Covenants.........................  The Indenture (as defined) under which the Notes will be issued will contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined) to incur additional Indebtedness (as defined), pay dividends or make certain other restricted payments, engage in transactions with affiliates, incur liens and engage in certain asset sales. The Indenture will also restrict the ability of the Company and its Restricted
                                            Subsidiaries to consolidate or merge with, or transfer all or substantially all of their assets to, another person. However, these limitations are subject to a number of important qualifications and exceptions. See 'Description of Notes--Certain Covenants.'

Use of Proceeds...........................  The net proceeds from the Offering will be used to fund the purchase of the Company's outstanding shares in connection with

                                            the Merger, repay indebtedness, if any, of the Company under the
                                            Existing Debt and certain other liabilities of the Company and pay related transaction fees and expenses. Any remaining proceeds will be used for working capital and other purposes. See 'Use of Proceeds.'

                                  RISK FACTORS

     Prospective investors should carefully consider the specific matters set forth under 'Risk Factors' as well as the other information and data included in this Prospectus prior to making an investment in the Notes.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The summary historical consolidated financial data for the three years ended July 31, 1997 have been derived from, and should be read in conjunction with, the audited historical Consolidated Financial Statements, and related notes thereto, of the Company. The summary historical and pro forma consolidated financial data for the six months ended January 31, 1997 and the six months and twelve months ended January 31, 1998 have been derived from the unaudited consolidated financial statements of the Company and include, in the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The financial data for the six months and twelve months ended January 31, 1998 are not necessarily indicative of the results to be expected for the year ending July 31, 1998. The following table should be read in conjunction with the 'Pro Forma Unaudited Condensed Financial Data' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


                                                 PRO FORMA
                                                 UNAUDITED         (UNAUDITED)
                                                   TWELVE       SIX MONTHS ENDED       YEAR       YEAR         YEAR
                                                MONTHS ENDED       JANUARY 31,        ENDED      ENDED        ENDED
                                                JANUARY 31,    -------------------   JULY 31,   JULY 31,     JULY 31,
                                                  1998(A)        1998       1997       1997       1996       1995(B)
                                                ------------   --------   --------   --------   --------     --------
                                                                       (DOLLARS IN THOUSANDS)
STATEMENT OF EARNINGS DATA:
Net Sales.....................................    $166,228     $ 88,592   $ 81,511   $159,147   $160,942     $116,564
Cost of Sales.................................     131,536       69,820     65,318    127,034    132,262       89,442
Nonrecurring Charge...........................          --           --         --         --      1,250(c)        --
                                                ------------   --------   --------   --------   --------     --------
Gross Profit..................................      34,692       18,772     16,193     32,113     27,430       27,122
Operating Expenses............................      25,411       12,768     12,186     24,829     30,029(c)    23,815
                                                ------------   --------   --------   --------   --------     --------
Income (loss) from operations.................    $  9,281     $  6,004   $  4,007   $  7,284   $ (2,599)    $  3,307

OTHER DATA:
EBITDA(d).....................................    $ 19,881     $ 11,471   $  9,486   $ 17,897   $ 10,613     $ 12,501
Depreciation and amortization.................      10,427        5,382      5,400     10,445     11,297        8,432
Capital expenditures..........................       5,026        4,021      1,414      2,419      9,410        7,888
Ratio of earnings to fixed charges(e).........          --         2.05x      1.51x      1.36x        --         1.05x

PRO FORMA DATA:
Cash interest expense(f)......................    $ 10,795           --         --         --         --           --
Ratio of EBITDA to cash interest expense......         1.8x          --         --         --         --           --

BALANCE SHEET DATA:
Total assets..................................    $115,438     $109,905   $107,839   $107,880   $113,878     $125,867
Total debt....................................     103,695       43,343     50,959     46,609     50,382       54,587
Redeemable preferred stock....................      16,500           --         --         --         --           --
Total stockholders' equity (deficit)..........     (30,472)      40,372     38,508     38,644     37,977       43,562

------------------
(a) The pro forma unaudited financial data for the twelve-month period ended January 31, 1998 were derived by adding the statement of earnings data for the six months ended July 31, 1997 to the statement of earnings data for the six months ended January 31, 1998, adjusted to reflect the effects of the Transactions.

(b) On January 12, 1995, the Company acquired all of the outstanding capital stock of Allied Film Laboratory, Inc. ('AFL') and HMG Digital Technologies Corp. ('HMG') in exchange for approximately 55% and 45% of the outstanding common shares of the Company, respectively (the 'Reorganization'). Consequently, the results of operations (i) for the year ended July 31, 1996 (and thereafter) include the consolidated operations of AFL and HMG for such period and (ii) for the year ended July 31, 1995 include the operations of AFL for the twelve months ended July 31, 1995 and the operations of HMG for the period January 12, 1995 through July 31, 1995.


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(c) For the year ended July 31, 1996, the results of operations were adversely impacted by a $1.3 million nonrecurring charge associated with a customer allowance and a restructuring charge of $3.1 million included in operating expenses.

(d) EBITDA represents operating income and other income (expense), before depreciation and amortization and excludes nonrecurring charges. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles or as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet future debt service, capital expenditures and working capital requirements. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.' For the year ended July 31, 1996, EBITDA reflects, and accordingly is net of, a restructuring charge of $3.1 million.

(e) For the purpose of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges consist of the total of (i) interest, whether expensed or capitalized, (ii) amortization of debt expense, whether expensed or capitalized and (iii) that portion of rental expense considered to represent interest cost. On a pro forma basis for the twelve months ended January 31, 1998, giving effect to the Transactions as if they occurred on February 1, 1997, earnings were insufficient to cover fixed charges by $2 million. For the year ended July 31, 1996, earnings were insufficient to cover fixed charges by $8.1 million.

(f) Pro forma cash interest expense is comprised of interest expense excluding non-cash amortization of debt issuance costs.

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider carefully the following factors as well as the other information and data included and incorporated by reference in this Prospectus prior to making an investment in the Notes.

SUBSTANTIAL LEVERAGE

     The Company will incur significant debt in connection with the Transactions. As of January 31, 1998, after giving pro forma effect to the Transactions, the Company would have had outstanding debt of $103.7 million. In addition, the Company could have borrowed up to approximately $22.3 million (subject to borrowing base limitations) under the anticipated terms of the Credit Agreement, all of which would have constituted Senior Debt. On a pro forma basis for the year ended July 31, 1997, giving effect to the Transactions as if they occurred at the beginning of such annual period, earnings were insufficient to cover fixed charges by $3.7 million. In addition, the ratio of EBITDA to cash interest expense was 1.7 to 1 on a pro forma basis for the same period. For the six months ended January 31, 1998, after giving pro forma effect to the Transactions, the Company's ratio of earnings to fixed charges would have been 1.03 to 1 and the ratio of EBITDA to cash interest expense was 2.15 to 1. The Company's leveraged financial position poses substantial consequences to holders of the Notes, including the risks that: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on the Notes and the payment of principal and interest on other indebtedness;
(ii) the Company's leveraged position may impede its ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions; and (iii) the Company's leveraged position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. The Company believes that, based on its current level of operations, it will have sufficient capital to carry on its business and will be able to meet its scheduled debt service requirements. However, there can be no assurance that the future cash flow of the Company will be sufficient to meet the Company's obligations and commitments. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. In addition, the terms of existing or future debt agreements, including the Indenture and the Credit Agreement, may prohibit the Company from adopting any of these alternatives. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources,' 'Description of Credit Agreement' and 'Description of Notes.'

SUBORDINATION OF NOTES AND THE GUARANTEES

     The Notes will be contractually subordinated to all Senior Debt of the Issuer including all obligations under the Credit Agreement. In certain circumstances, holders of the Notes will not be entitled to receive payments, and will have an obligation to pay over to holders of Senior Debt of the Issuer, any payments they may receive in respect of the Notes. At January 31, 1998, after giving pro forma effect to the Transactions, the aggregate amount of consolidated indebtedness and other liabilities to which the Notes would have been subordinated would have been approximately $3.7 million. The Guarantees will be general unsecured obligations of each of the Guarantors subordinated in right of payment to all existing and future Senior Debt of each such Guarantor, including the Guarantors' obligations under their guarantees of the Credit Agreement. Subject to certain limitations, the Indenture will permit the Issuer and the Guarantors to incur additional indebtedness. See 'Summary--The Transactions' and 'Description of Notes--Covenants--Limitation on Indebtedness.' Substantially all of the assets of the Company will or may in the future be pledged to secure other indebtedness of the Company. See 'Description of Credit

Agreement' and 'Description of Notes.'

RESTRICTIONS IMPOSED BY THE CREDIT AGREEMENT AND THE INDENTURE

     The Credit Agreement will require the Company to maintain specified financial ratios and tests, among other obligations, including a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a maximum leverage ratio, a minimum EBITDA requirement and maximum amounts of capital expenditures. In addition, the Credit Agreement will restrict, among other things, the Company's ability to incur additional indebtedness and make acquisitions and capital expenditures beyond a certain level. A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default thereunder which could result in an acceleration of such indebtedness. Such an acceleration would constitute an event of default under the Indenture relating to the Notes. In addition, the Indenture restricts, among other things, the Company's ability to incur additional indebtedness, sell assets, make certain payments and dividends or merge or consolidate. A failure to comply with the restrictions in the Indenture could result in an event of default under the Indenture. See 'Description of Credit Agreement' and 'Description of Notes.'

DECLINING UNIT PRICES

     In recent years, prices paid to packaged media manufacturers have declined due to increased competition. The Company has been able to maintain profitability by offsetting these declining prices through increases in sales volume and improvements in manufacturing efficiencies, but may not be able to do so in the future. It is expected that the entry of new manufacturers into the market will continue, and there can be no assurance that the market for packaged media will continue to grow at all or at the same rate. As a result, the prices paid to packaged media manufacturers may continue to decline. Further, there can be no assurance that the Company will be able to continue to reduce its costs or increase its volume to offset this continued decline in prices. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

COMPETITION

     The replication/duplication business is highly competitive. The replication/duplication business has low barriers to entry, with virtually all raw materials, machinery and equipment readily available on the open market. The Company believes that the principal competitive factors in the replication/duplication business are: price, terms of sale, quality of service, range of pre- and post-production services, scope of graphics and packaging capabilities, order turnaround time, large order capability, order fulfillment capability, ability to customize small orders to customer specifications, and certain other value-added service offerings.

     In its budget planning process, the Company takes into account expected price erosion, which occurs as competition for market share increases and competitors lower prices to gain market share. The Company attempts to limit margin erosion by lowering its material costs and by achieving unit volume sales increases. While there can be no assurance that such a margin protection strategy will be successful in the future, the Company's efforts to reduce operating costs and its new series of marketing and sales initiatives are intended to forestall and curtail such erosion of margins. See
'Business--Competition.'

DEPENDENCE ON KEY CUSTOMERS

     For the six-month period ending January 31, 1998, the top four customers of the Company accounted for 40% of total sales. During the six months ending January 31, 1998, PGD and BMG each accounted for more than 10% of the Company's net sales. The Company's revenues could be materially adversely affected if it were to lose all or a significant portion of its major customers' business and if such business were not replaced. In 1997, a competitor of the Company acquired the European manufacturing facilities of PolyGram Entertainment. As a result of such acquisition, the Company has experienced, and expects to continue to experience, a reduction in the business it receives from PGD. While the Company believes that it will be able to develop new business to replace any such loss, there can be no assurance that it will be able to do so, or that the Company will not incur significant costs associated with such business development. See 'Business--Sales and Marketing--Significant Customers.'

DEPENDENCE ON THE ENTERTAINMENT INDUSTRY

     Customers in the entertainment industry represent a large portion of the Company's sales with respect to both audio and video products. Thus, the Company's performance to a large degree is dependent on the financial conditions existing from time to time in that industry and the factors that influence such conditions. For example, sales by entertainment companies are influenced by, among other things, the ability of record companies to identify, attract and retain successful new talent, the ability to attract and retain established recording artists, changing audience tastes, loss of sales from piracy and home taping and general economic conditions, which affect levels of consumer disposable income. The Company's sales and operating results may fluctuate significantly as a result of these and other similar factors, all of which are beyond its control.

FLUCTUATING RESULTS; SEASONALITY

     The Company's operating results have varied in the past, and may vary in the future, depending on factors such as seasonal buying patterns, the timing of new product and service introductions, increased competition, general economic factors, and other factors. As a result, the Company believes that period to period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. For example, the Company's operating results have historically been significantly influenced by variations in order size due to special orders, holiday seasons and the varied performance inherent in the entertainment industry. See '--Dependence on the Entertainment Industry.'

DEPENDENCE ON SUPPLIERS

     The Company is dependent on suppliers for delivery of components. Although the Company's practice is to seek competitive pricing and enhanced quality by purchasing from a limited number of suppliers, all raw materials and components necessary to manufacture packaged media are readily available from several sources of supply at competitive prices. Blank audio cassettes, video cassettes, magnetic tape and other component parts utilized by the Company in the duplication/replication process generally are readily available in the marketplace at prices that are generally stable. The Company purchases its components from a variety of manufacturers, most of which are located in China, South Korea, Mexico and the United States. The Company does not believe the loss of any one of its current suppliers would have a material adverse effect on its business because alternative sources of supply are generally readily available at competitive prices. However, a significant change in the Company's ability to obtain components at comparable prices from suppliers located in China, South Korea, Mexico and the United States, whether through the imposition of tariffs or other trade barriers or from any foreign or U.S. supplier for any other reason, could have a material adverse effect on the Company. The Company does not have long-term contracts with any such suppliers. See 'Business--Manufacturing--Raw Materials; Supplies.'

TECHNOLOGICAL CHANGE

     Although the Company has historically been able to adapt its business to changes in packaged media as a form of content distribution, there can be no assurance that it will be able to do so in the future. Further, there can be no assurance that, over time, packaged media will not be replaced by another form of content distribution technology, such as on-line distribution services. Failure by the Company to adapt to such technological changes in a timely manner could have a material adverse effect on its operations and profitability. See 'Business-- Competition.'

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the continued services of its senior management team. Although the Company believes it could replace key employees in an orderly fashion should the need arise, the loss of such key personnel could have a material adverse effect on the Company. See 'Management--Directors and Executive Officers.'

YEAR 2000 COMPLIANCE

     The Company has commenced a review of its computer systems and products in order to assess its exposure to Year 2000 issues. The Company is currently in the process of determining the full scope, related costs and action plan to ensure that the Company's systems continue to meet its internal needs and those of its customers. The Company expects to make the necessary modifications or changes to its computer information systems to enable proper processing of transactions relating to the Year 2000 and beyond. However, there can be no assurance that Year 2000 costs and expenses will not have a material adverse effect on the Company. In addition, the Company does not currently have any information concerning the Year 2000 compliance status of its suppliers and customers. In the event that any of the Company's significant suppliers or customers do not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be materially adversely affected.

CONTROLLING SHAREHOLDERS

     Upon the consummation of the Transactions, it is expected that the Management Shareholders and 399 will beneficially own substantially all of the outstanding common stock of the Company and collectively will control the affairs and policies of the Company. Circumstances may occur in which the interests of these shareholders could be in conflict with the interests of the holders of the Notes. In addition, these shareholders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the Notes. See 'Security Ownership.'

LIMITATIONS ON CHANGE OF CONTROL

     In the event of a Change of Control, the Issuer will be required to make an offer for cash to purchase the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the repurchase date. A Change of Control will result in an event of default under the Credit Agreement and may result in a default under other indebtedness of the Issuer that may be incurred in the future. The Credit Agreement will prohibit the purchase of outstanding Notes prior to repayment of the borrowings under the Credit Agreement, and any requirement that the Issuer make an offer to purchase all outstanding Notes will cause an event of default under the Credit Agreement. Finally, there can be no assurance that the Issuer will have the financial resources necessary to purchase the Notes upon a Change of Control. See 'Description of Notes--Covenants--Change of Control.'

RISK OF FRAUDULENT TRANSFER

     Under applicable provisions of the U.S. Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if the Company, at the time it issued the Notes, (i) incurred such indebtedness with intent to hinder, delay or defraud creditors, or (ii)(a) received less than reasonably equivalent value or fair consideration for incurring such indebtedness and
(b)(1) was insolvent at the time of incurrence, (2) was rendered insolvent by reason of such incurrence (and the application of the proceeds thereof), (3) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its businesses, or (4) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each case, a court of competent jurisdiction could void, in whole or in part, the Notes, or, in the alternative, subordinate the Notes to existing and future indebtedness of the Company. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured. Management believes that, for purposes of all such insolvency, bankruptcy and fraudulent transfer or conveyance laws, the Notes are being issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith and that the Company, after the issuance of the Notes and the application of the proceeds thereof, will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. In addition, as a condition to the Company's obligation to close the Merger, the Company will receive an opinion of Houlihan, Lokey, Howard & Zubin to the effect that consummation of the Transactions contemplated hereby will not render the Company
(i) insolvent, (ii) unable to pay its debts as they mature or (iii) left with an unreasonably small capital. There can be no assurance, however, that a court passing on such questions would agree with management's view.

     Under applicable provisions of the U.S. Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if any Guarantor, at the time it issued a Guarantee, (i) issued such Guarantee with intent to hinder, delay or defraud creditors, or (ii)(a) received less than reasonably equivalent value or fair consideration for issuing such Guarantee and (b)(1) was insolvent at the time of issuance, (2) was rendered insolvent by reason of such issuance,
(3) was engaged or was about to engage in a business or transaction for which the assets remaining with such Guarantor constituted unreasonably small capital to carry on its business, or (4) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each case, a court of competent jurisdiction could void, in whole or in part, such Guarantee, or, in the alternative, subordinate such Guarantee to existing and future indebtedness of such Guarantor. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, such Guarantor would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured. Management beleives that, for purposes of all such insolvency, bankruptcy and fraudulent transfer or conveyance laws, the Guarantees are being issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith and that each of the Guarantors, after the issuance of its Guarantee, will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

LACK OF PUBLIC MARKET

     There is currently no public market for the Notes and the Company has no present plan to list any of the Notes on a national securities exchange or to include any of the Notes for quotation through an interdealer quotation system. There can be no assurance that such a market will develop or, if such a market develops, as to the liquidity of such market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes after consummation of the offering, as permitted by applicable laws and regulations; however, the Underwriters are not obligated to do so and any such market making activities may be discontinued at any time without notice. See 'Underwriting.'

                                USE OF PROCEEDS

     The net proceeds of the Offering, together with other sources of funds in connection with the Transactions will be used to (i) finance the cash consideration to be paid to the holders of the Common Stock and holders of options to purchase shares of the Common Stock, (ii) repay the Existing Debt,
(iii) pay fees and expenses incurred in connection with the Transactions and
(iv) provide for working capital. See 'Summary--The Transactions.'

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated cash and the capitalization of the Company (i) at January 31, 1998 and (ii) giving pro forma effect to the Transactions as if they had occurred on January 31, 1998. This table should be read in conjunction with the 'Selected Historical Consolidated Financial Data,' 'Pro Forma Unaudited Condensed Financial Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.


                                                                                              AT JANUARY 31, 1998
                                                                                              --------------------
                                                                                              ACTUAL     PRO FORMA
                                                                                              -------    ---------
                                                                                                 (IN THOUSANDS)
Debt (including current maturities):
  Existing debt............................................................................   $43,343    $    995
  Merger financing
     Credit agreement(1)...................................................................        --       2,700
     Notes.................................................................................        --     100,000
                                                                                              -------    ---------
  Total debt...............................................................................    43,343     103,695
Redeemable preferred stock.................................................................        --      16,500
Total stockholders' equity (deficit).......................................................    40,372     (30,472 )
                                                                                              -------    ---------
  Total capitalization.....................................................................   $83,715    $ 89,723
                                                                                              -------    ---------
                                                                                              -------    ---------

------------------
(1) $25 million revolving credit facility.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial and other data for the three fiscal years ended July 31, 1997, the seven months ended July 31, 1994, and the two years ended December 31, 1993 have been derived from, and should be read in conjunction with, the audited historical Consolidated Financial Statements and related notes thereto, of the Company. The selected historical consolidated financial and other data for the six month periods ended January 31, 1998 and 1997, and the seven months ended July 31, 1993 have been derived from the unaudited consolidated financial statements of the Company and include, in the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly such data for such periods. The financial and other data for the six months ended January 31, 1998 are not necessarily indicative of the results to be expected for the fiscal year ending July 31, 1998. The following table should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


                                                                    (DOLLARS IN THOUSANDS)
                                     SIX MONTHS ENDED                                                SEVEN MONTHS ENDED JULY
                                       JANUARY 31,         YEAR ENDED    YEAR ENDED    YEAR ENDED              31,
                                   --------------------     JULY 31,      JULY 31,      JULY 31,     -----------------------
                                     1998        1997         1997          1996        1995(A)        1994        1993
                                   --------    --------    ----------    ----------    ----------    --------    -----------
                                       (UNAUDITED)                                                               (UNAUDITED)
OPERATIONS DATA:
Net Sales........................  $ 88,592    $ 81,511     $159,147      $160,942      $116,564     $ 40,939     $  54,898
Cost of Sales....................    69,820      65,318      127,034       132,262        89,442       28,998        38,329
Nonrecurring Charge..............        --          --           --         1,250(b)         --           --            --
                                   --------    --------    ----------    ----------    ----------    --------    -----------
Gross Profit.....................    18,772      16,193       32,113        27,430        27,122       11,941        16,569
Operating Expenses...............    12,768      12,186       24,829        30,029(b)     23,815       11,075(c)     11,986
                                   --------    --------    ----------    ----------    ----------    --------    -----------
Income (loss) from operations....     6,004       4,007        7,284        (2,599)        3,307          866         4,583
Interest Expense.................    (2,561)     (2,456)      (5,025)       (6,186)       (3,816)      (1,137)         (565)
Other Income, Net................        85          79          168           665           761          238           124
                                   --------    --------    ----------    ----------    ----------    --------    -----------
Income (loss) before Income
  Taxes..........................     3,528       1,630        2,427        (8,120)          252          (33)        4,142
Income Tax Provision (Benefit)...     1,950       1,099        1,760        (2,535)       (2,576)          85           160
                                   --------    --------    ----------    ----------    ----------    --------    -----------
Net Income (loss)................  $  1,578    $    531     $    667      $ (5,585)     $  2,828     $   (118)    $   3,982
                                   --------    --------    ----------    ----------    ----------    --------    -----------
                                   --------    --------    ----------    ----------    ----------    --------    -----------
BALANCE SHEET DATA:
Total Assets.....................  $109,905    $107,839     $107,880      $113,878      $125,867     $ 38,604     $  49,849
Working Capital (deficiency).....    (3,663)      3,491        3,944          (491)        9,691       13,999         9,344
Long-Term Debt and Capitalized
  Lease Obligations..............    33,291      41,194       36,548        39,386        46,170       16,898        12,547
Subordinated Notes Payable to
  Stockholders...................    10,052       9,765       10,060        10,996         8,417       14,000            --
Total Liabilities................    69,533      69,331       69,237        75,901        82,305       38,136        32,827
Total Stockholders' Eequity
  (Deficit)......................    40,372      38,508       38,644        37,977        43,562          467        17,022
OTHER DATA:
EBITDA (d).......................  $ 11,471    $  9,486     $ 17,897      $ 10,613      $ 12,501     $  4,389     $   7,192
Depreciation and amortization....     5,382       5,400       10,445        11,297         8,432        2,785         2,485
Capital expenditures.............     4,021       1,414        2,419         9,410         7,888          432         6,177
Ratio of earnings to fixed
  charges(e).....................     2.05x       1.51x        1.36x            --         1.05x           --         4.87x



                                   YEAR ENDED DECEMBER
                                           31,
                                   --------------------
                                     1993        1992
                                   --------    --------
OPERATIONS DATA:
Net Sales........................  $ 93,191    $ 69,134
Cost of Sales....................    63,862      46,553
Nonrecurring Charge..............        --          --
                                   --------    --------
Gross Profit.....................    29,329      22,581
Operating Expenses...............    20,873      16,376
                                   --------    --------
Income (loss) from operations....     8,456       6,205
Interest Expense.................      (984)       (284)
Other Income, Net................       230         537
                                   --------    --------
Income (loss) before Income
  Taxes..........................     7,702       6,458
Income Tax Provision (Benefit)...       375         323
                                   --------    --------
Net Income (loss)................  $  7,327    $  6,135
                                   --------    --------
                                   --------    --------
BALANCE SHEET DATA:
Total Assets.....................  $ 41,096    $ 31,810
Working Capital (deficiency).....    10,673       9,493
Long-Term Debt and Capitalized
  Lease Obligations..............    12,154       3,641
Subordinated Notes Payable to
  Stockholders...................        --          --
Total Liabilities................    23,468      17,291
Total Stockholders' Eequity
  (Deficit)......................    17,628      14,519
OTHER DATA:
EBITDA (d).......................  $ 13,208    $ 10,059
Depreciation and amortization....     4,522       3,317
Capital expenditures.............     7,191       2,708
Ratio of earnings to fixed
  charges(e).....................     5.12x       8.72x

------------------

(a) On January 12, 1995, the Company acquired all of the outstanding common stock of AFL and HMG in exchange for approximately 55% and 45% of the outstanding common shares of the Company, respectively. Subsequently, on March 10, 1995, the Company changed its fiscal year end from December 31, to July 31. Consequently, the results of operation (i) for the year ended July 31, 1996 (and thereafter) include the consolidated operations of AFL and HMG for such period, (ii) for the year ended July 31, 1995 include the operations of AFL for the twelve months ended July 31, 1995 and the operations of HMG for the period January 12, 1995 through July 31, 1995, and
    (iii) for the seven months ended July 31, 1994 (and prior thereto) represent the operations of AFL.

(b) For the year ended July 31, 1996, the results of operations were adversely impacted by a $1.3 million nonrecurring charge associated with a customer allowance and a restructuring charge of $3.1 million included in operating expenses.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(c) For the seven months ended July 31, 1994, the results of operations were adversely impacted by a $.5 million non-cash, nonrecurring charge included in operating expenses for compensation associated with the issuance of AFL common stock to certain employees in contemplation of the reorganization.

(d) EBITDA represents operating income and other income (expense), before depreciation and amortization and excludes nonrecurring charges of $1.3 million and $.5 million for the year ended July 31, 1996 and for the seven months ended July 31, 1994, respectively. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles or as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet future debt service, capital expenditures and working capital requirements. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.' For the year ended July 31, 1996, EBITDA reflects, and accordingly is net of, a restructuring charge of $3.1 million.

(e) For the purpose of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges consist of the total of (i) interest, whether expensed or capitalized, (ii) amortization of debt expense, whether expensed or capitalized and (iii) that portion of rental expense considered to represent interest cost. For the year ended July 31, 1996 and for the seven months ended July 31, 1994, earnings were insufficient to cover fixed charges by $8.1 million and $33 thousand, respectively.

                  PRO FORMA UNAUDITED CONDENSED FINANCIAL DATA

     The following Pro Forma Unaudited Condensed Financial Data is based upon the historical audited consolidated financial statements of Allied for the year ended July 31, 1997 and unaudited condensed consolidated financial statements as of and for the six months ended January 31, 1998 included elsewhere in this Prospectus, adjusted to give effect to (i) the issuance of $100 million aggregate principal amount of Notes, (ii) the borrowings from the $25 million senior revolving credit facility, (iii) the issuance of $16.5 million aggregate stated value of redeemable preferred stock, (iv) the receipt of $167,000 from exercise of stock options and purchase of common stock by certain members of management, (v) the payment of (a) $62.580 million for the purchase of Company common stock from the public and management and (b) $1.536 million for the settlement of unexercised stock options, (vi) the repayment of existing debt aggregating $42.348 million, plus the payment of a related termination charge and the write-off of deferred financing costs, (vii) the payment of expenses relating to the Transactions and (viii) the tax effects of certain of the Transactions. The Pro Forma Unaudited Condensed Consolidated Statements of Earnings gives effect to such Transactions as if they had occurred as of August 1, 1996 exclusive of non-recurring charges directly attributable thereto, and the Pro Forma Unaudited Condensed Consolidated Balance Sheet gives effect to such Transactions as if they had occurred as of January 31, 1998.

     The Transactions and the related adjustments are described in the accompanying notes. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Unaudited Condensed Financial Data does not purport to represent what the Company's results of operations or financial position would actually have been had such Transactions in fact occurred on such dates or to project the Company's results of operations or financial position for any future period or date. The Pro Forma Unaudited Condensed Financial Data should be read in conjunction with the historical audited Consolidated Financial Statements, the Unaudited Condensed Interim Consolidated Financial Statements and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.

     The Pro Forma Unaudited Condensed Consolidated Statements of Earnings exclude the following non-recurring charges which will be reflected in the Company's statement of earnings in connection with the Transactions in the period in which the Transactions close: (i) $1.036 million relating to the cash settlement of unexercised stock options granted to employees, (ii) an extraordinary charge of $1.140 million relating to a termination charge and write-off of deferred financing costs relating to the repayment of borrowings under the Company's existing credit agreement and (iii) related tax effects.

     The Merger will be accounted for as a leveraged recapitalization as there will be a significant continuation of stockholder ownership. Accordingly, the Transactions will have no impact on the historical basis of the Company's assets and liabilities.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
       PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                             (DOLLARS IN THOUSANDS)


                                                                                     YEAR ENDED JULY 31, 1997
                                                                               ------------------------------------
                                                                                ACTUAL     ADJUSTMENTS    PRO FORMA
                                                                               --------    -----------    ---------
Net sales...................................................................   $159,148                   $159,148
Cost of Sales...............................................................    127,034                    127,034
                                                                               --------                   ---------
     Gross profit...........................................................     32,114                     32,114
                                                                               --------                   ---------
Operating expenses:
  Selling, general and adminstrative........................................     22,246                     22,246
  Amortization of excess of cost over fair value of net assets acquired.....      2,584                      2,584
                                                                               --------                   ---------
     Total operating expenses...............................................     24,830                     24,830
                                                                               --------                   ---------
Income from operations......................................................      7,284                      7,284
Other income (expense):
  Interest expense..........................................................     (5,025)    $  (6,157)(a)  (11,182 )
  Other, net................................................................        168                        168
                                                                               --------    -----------    ---------
Income (loss) before income taxes...........................................      2,427        (6,157)      (3,730 )
Provision (benefit) for income taxes........................................      1,760        (2,463)(b)     (703 )
                                                                               --------    -----------    ---------
Net income (loss)...........................................................        667        (3,694)      (3,027 )
Preferred stock dividends...................................................                   (1,980)(c)   (1,980 )
                                                                               --------    -----------    ---------
Net income (loss) available to common stockholders..........................   $    667     $  (5,674)    $ (5,007 )
                                                                               --------    -----------    ---------
                                                                               --------    -----------    ---------


                                                                                      SIX-MONTH PERIOD ENDED
                                                                                         JANUARY 31, 1998
                                                                                -----------------------------------
                                                                                ACTUAL     ADJUSTMENTS    PRO FORMA
                                                                                -------    -----------    ---------
Net sales....................................................................   $88,592                    $88,592
Cost of sales................................................................    69,820                     69,820
                                                                                -------                   ---------
     Gross profit............................................................    18,772                     18,772
                                                                                -------                   ---------
Operating expenses:
  Selling, general and adminstrative.........................................    11,474                     11,474
  Amortization of excess of cost over fair value of net assets acquired......     1,294                      1,294
                                                                                -------                   ---------
     Total operating expenses................................................    12,768                     12,768
                                                                                -------                   ---------
Income from operations.......................................................     6,004                      6,004
Other income (expense):
  Interest expense...........................................................    (2,561)     $(3,321)(a)    (5,882)
  Other, net.................................................................        85                         85
                                                                                -------    -----------    ---------
Income before income taxes...................................................     3,528       (3,321)          207
Provision for income taxes...................................................     1,950       (1,328)(b)       622
                                                                                -------    -----------    ---------
Net income (loss)............................................................     1,578       (1,993)         (415)
Preferred stock dividends....................................................                   (990)(c)      (990)
                                                                                -------    -----------    ---------
Net income (loss) available to common stockholders...........................   $ 1,578      $(2,983)      $(1,405)
                                                                                -------    -----------    ---------
                                                                                -------    -----------    ---------

See Notes to Pro Forma Unaudited Condensed Consolidated Statements of Earnings.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                     NOTES TO PRO FORMA UNAUDITED CONDENSED
                      CONSOLIDATED STATEMENTS OF EARNINGS
                             (DOLLARS IN THOUSANDS)

     (a) The pro forma adjustments to interest expense reflect the following:


                                                                                               SIX MONTHS
                                                                            YEAR ENDED           ENDED
                                                                           JULY 31, 1997    JANUARY 31, 1998
                                                                           -------------    ----------------
    Elimination of historical interest expense for amounts of existing
      debt being retired as a result of the Transactions................      $(4,918)          $ (2,217)
    Interest expense on Notes, at an assumed rate of 10.75%
      per annum.........................................................       10,750              5,375
    Amortization of the estimated debt issuance costs related to
      the Offering......................................................          325                163
                                                                           -------------        --------
                                                                              $ 6,157           $  3,321
                                                                           -------------        --------
                                                                           -------------        --------

     (b) To reflect the estimated income tax benefit of the pro forma adjustments to interest expense.

     (c) Represents dividends on the Redeemable Preferred Stock at 12% per annum.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                         JANUARY 31, 1998
                                                                               ------------------------------------
                                                                                ACTUAL     ADJUSTMENTS    PRO FORMA
                                                                               --------    -----------    ---------
                                   ASSETS
Current Assets:
  Cash......................................................................   $  2,566     $  96,750(a)  $  4,874
                                                                                                2,700(b)
                                                                                               13,125(c)
                                                                                                  167(d)
                                                                                              (65,830)(e)
                                                                                               (1,536)(f)
                                                                                              (43,068)(g)
  Accounts receivable.......................................................     26,012                     26,012
  Inventories...............................................................      5,133                      5,133
  Prepaid expenses..........................................................      1,105           395(h)     1,500
  Deferred income taxes.....................................................      2,207                      2,207
                                                                               --------    -----------    ---------
Total current assets........................................................     37,023         2,703       39,726
Property and equipment, net.................................................     27,218                     27,218
Other assets:
  Excess of cost over fair value of net assets acquired.....................     42,657                     42,657
  Deferred charges and other................................................      3,007         3,250(a)     5,837
                                                                                                 (420)(g)
                                                                               --------    -----------    ---------
Total assets................................................................   $109,905     $   5,533     $115,438
                                                                               --------    -----------    ---------
                                                                               --------    -----------    ---------

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt and capitalized lease obligations....   $ 12,727     $   2,700(b)  $  3,024
                                                                                              (12,403)(g)
  Current maturities of subordinated notes payable to stockholders..........      2,881        (2,881)(g)        0
  Accounts payable..........................................................     17,820                     17,820
  Accrued liabilities.......................................................      6,783                      6,783
  Income taxes payable......................................................        475          (475)(h)        0
                                                                               --------    -----------    ---------
Total current liabilities...................................................     40,686       (13,059)      27,627
Long-term debt and capitalized lease........................................     20,564       100,000(a)   100,671
  Obligations, less current maturities......................................                  (19,893)(g)
Subordinated notes payable to stockholders, less current maturities.........      7,171        (7,171)(g)        0
Deferred income taxes.......................................................      1,112                      1,112
Redeemable preferred stock..................................................          0        16,500(c)    16,500
Stockholders' equity (deficit):
  Preferred stock...........................................................          0                          0
  Common stock..............................................................        136            (7)(c)        5
                                                                                                    1(d)
                                                                                                 (125)(e)
Additional paid-in capital..................................................     44,892        (3,368)(c)        0
                                                                                                  166(d)
                                                                                              (41,690)(e)
Accumulated deficit.........................................................     (4,656)      (24,015)(e)  (30,477 )
                                                                                               (1,536)(f)
                                                                                               (1,140)(g)
                                                                                                  870(h)
                                                                               --------    -----------    ---------
Total stockholders' equity (deficit)........................................     40,372       (70,844)     (30,472 )
                                                                               --------    -----------    ---------
Total liabilities and stockholders' equity (deficit)........................   $109,905     $   5,533     $115,438
                                                                               --------    -----------    ---------
                                                                               --------    -----------    ---------

     See Notes to Pro Forma Unaudited Condensed Consolidated Balance Sheet.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
       NOTES TO PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

(a)        Reflects the issuance of $100,000 aggregate principal amount of Notes and payment of estimated debt issuance costs of $3,250.

(b)        Reflects borrowings of $2,700 under a new $25,000 senior revolving credit facility.

(c)        Reflects the issuance of 165,000 shares of redeemable preferred stock ($100 stated value per-share)

           consisting of 131,244.45 shares issued for cash and 33,755.55 shares issued in exchange for 675,111 shares
           (from a total of 1,100,110 shares) of Company Common Stock owned by 399 having a value of $5.00 per-share.

(d)        Reflects the exercise of stock options and the purchase of common stock by certain members of management representing the Management Shares.

(e)        Reflects the purchase of 12,516,054 shares of Company Common Stock from the public and management at a price of $5.00 per share aggregating approximately $62,580 and the payment of related transaction costs of
           $3,250.

(f)        Reflects the cash payment made to settle unexercised stock options of which $1,036 pertain to options granted to employees which will be charged to expense in the Company's statement of earnings.

(g)        Reflects the payment of existing long term debt (except for capitalized lease obligations) and subordinated notes payable to stockholders and termination charge of $720, and the write-off of related deferred charges of $420. An extraordinary pre-tax charge of $1,140 to the Company's statement of earnings will be recognized relating to the termination charge and write-off of the deferred charges resulting from the early extinguishment of debt.

(h)        Reflects the income tax benefit resulting from charges referred to in items (f) and (g) above.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     Effective January 12, 1995, the Company acquired all of the outstanding common stock of AFL and HMG in exchange for approximately 55% and 45% of the outstanding common shares of the Company, respectively. Subsequently, on March 10, 1995, the Company changed its fiscal year end from December 31 to July 31. Consequently, the results of operations (i) for the twelve months ended July 31, 1996 (and thereafter) include the consolidated operations of AFL and HMG for such period, and (ii) for the twelve month period ended July 31, 1995 include the earnings of AFL for the twelve months ended July 31, 1995 and the earnings of HMG for the period January 12, 1995 through July 31, 1995. Therefore, the results of operations for the twelve month period ended July 31, 1995 are not necessarily indicative of the performance of AFL and HMG expected for a full (twelve month) year.

RESULTS OF OPERATIONS
SIX MONTHS ENDED JANUARY 31, 1998, COMPARED TO SIX MONTHS ENDED JANUARY 31, 1997

     Net sales for the six-month period ended January 31, 1998 were $88.6 million, an increase of $7.1 million or 9% as compared to the six-month period ended January 31, 1997. There were several factors contributing to this increase. As the Company continues to penetrate its existing market, there also continue to be additions of new customers to its expanding customer base. The Company has entered into an exclusive CD manufacturing agreement with a new customer and is currently experiencing favorable growth trends in sales to the

Company's audio CD and CD-ROM customers. This favorable trend was partially offset by a decline in sales to the Company's audio cassette customers in the second quarter of fiscal 1998.

     Gross profit for the six-month period ended January 31, 1998 increased $2.6 million to $18.8 million, or 21% of net sales, from $16.2 million, or 20% of net sales, for the six-month period ended January 31, 1997. Although the gross profit dollars increased due to increased sales, the unpredictably strong demand for audio cassettes and the demand for CDs exceeded the Company's internal capacity in the first quarter of fiscal 1998, which caused the Company to source additional capacity to outside contractors at lower margins. Despite the impact of this outsourcing, the gross profit percentage increased slightly primarily due to the favorable (declining) trend in material costs as well as fixed costs being spread over higher production volumes.

     Operating expenses for the six-month period ended January 31, 1998 were $12.8 million or 14% of net sales compared to $12.2 million or 15% of net sales for the six-month period ended January 31, 1997. The $0.6 million increase was primarily the result of additional costs incurred for professional fees, bad debts and sales commissions and salaries.

     Income from operations of $6.0 million for the six-month period ended January 31, 1998 compares to $4.0 million for the six-month period ended January 31, 1997.

     Non-operating expenses increased to $2.5 million for the six-month period ended January 31, 1998 from $2.4 million for the six-month period ended January 31, 1997.

     For the six-month period ended January 31, 1998, Allied Digital realized income before income taxes of $3.5 million compared to income before income taxes of $1.6 million for the six-month period ended January 31, 1997 for the reasons noted above.

     A provision for federal, state and local income taxes of $2.0 million was recognized for the six months ended January 31, 1998, compared to a provision of $1.1 million for the six months ended January 31, 1997.

     After recognition of applicable income taxes, the Company recognized net income for the six months ended January 31, 1998 of $1.6 million, compared to income of $0.5 million for the six months ended January 31, 1997.

YEAR ENDED JULY 31, 1997 COMPARED TO YEAR ENDED JULY 31, 1996

     Net sales for the twelve-month period ended July 31, 1997 ('Fiscal 1997') were $159.1 million, a decrease of $1.8 million or 1% as compared to the twelve-month period ended July 31, 1996 ('Fiscal 1996'). Such decrease was attributable to a large promotional video sale to one customer which was recognized during Fiscal 1996, partially offset by sales to new customers in Fiscal 1997.


     Gross profit for Fiscal 1997 increased $4.7 million to $32.1 million or 20% of net sales, from $27.4 million, or 17% of net sales for Fiscal 1996. The increase in gross margin dollars and percentage, despite decreased sales, was primarily attributable to the favorable (declining) trend in material costs, a reduction in the direct labor force, and a $1.3 million non-recurring charge in Fiscal 1996 resulting from a sales contract signing allowance with a large customer and increased costs in Fiscal 1996 associated with the start-up efforts in preparing to process orders for a large customer in the Company's Tennessee manufacturing plant.

     Operating expenses for Fiscal 1997 were $24.8 million, or 16% of net sales, compared to $30.0 million, or 19% of net sales for Fiscal 1996. The $5.2 million decrease was primarily a result of a $3.1 million restructuring charge recorded in Fiscal 1996 in connection with the Company's June 1996 plan to streamline and reduce resources utilized in the business, $1.3 million decrease in administrative costs realized in Fiscal 1997 as a result of this restructuring and $0.5 million of capitalized employee work force expenditures associated with the implementation phase of a computer software system developed for internal use.

     The Company's interest expense decreased to $5.0 million for Fiscal 1997 from $6.2 million for Fiscal 1996. This decrease was primarily a result of a reduction in interest expense attributable to a rate reduction and a reduction in the principal amount of interest bearing debt.

     Other income net of other expenses for Fiscal 1997 was $0.2 million compared to $0.7 million in Fiscal 1996. The decrease of $0.5 million was primarily attributable to a reduction in finance charges collected from the Company's customers on past due invoices and a reduction in scrap material sales.

     For Fiscal 1997, the Company reported a pre-tax profit of $2.4 million, compared to a pre-tax loss of $8.1 million for Fiscal 1996. The increase in income of $10.5 million occurred for the reasons noted above.

     A provision for income taxes of $1.8 million was recognized for Fiscal 1997 compared to a net tax credit of $2.5 million for Fiscal 1996. The Company's effective tax rate of 72.5% for Fiscal 1997 is attributable to the non-deductibility for tax purposes of a significant portion of the amortization of excess of costs over fair value of net assets acquired.

     After recognition of applicable income taxes, the Company reported net income in Fiscal 1997 of $0.7 million as compared to a net loss of $5.6 million in Fiscal 1996 for the reasons noted above.

YEAR ENDED JULY 31, 1996 COMPARED TO YEAR ENDED JULY 31, 1995

     Net sales for Fiscal 1996 were $160.9 million, an increase of $44.3 million compared to the twelve-month period ended July 31, 1995 ('Fiscal 1995'). Such increase was attributable primarily to the full year inclusion of HMG's operations in the Fiscal 1996 results ($36.2 million) and increased sales volume in Fiscal 1996 resulting primarily from the commencement of videocassette duplication and order fulfillment services under a five-year sales contract entered into with a customer in June 1995.


     Gross profit for Fiscal 1996 increased $0.3 million to $27.4 million, or 17% of net sales, from $27.1 million, or 23% of net sales for Fiscal 1995. The increase in gross margin dollars was primarily due to the full year inclusion of HMG margin of $12.0 million in the Fiscal 1996 results as compared to a margin contribution in Fiscal 1995 by HMG of $8.7 million for the period January 12, 1995 through July 31, 1995. This net $3.3 million gross margin increase was partially offset by a $1.3 million non-recurring charge in Fiscal 1996 resulting from a sales contract signing allowance with a large customer. The gross margin was further reduced by the start-up efforts commencing in June 1995 in preparing to process orders for this large customer in the Company's Tennessee manufacturing plant. Moreover, declining unit prices to customers due to continuing price pressures and a change in the Company's sales mix which includes the adverse impact on average margins caused by a production and fulfillment sales contract with a large customer further contributed to the 6% gross margin decline in Fiscal 1996.

     Operating expenses for Fiscal 1996 were $30.0 million, or 18% of net sales, compared to $23.8 million, or 20% of net sales for Fiscal 1995. Of the $6.2 million increase, $3.1 million resulted from a current year restructuring charge in connection with the Company's June 1996 plan to streamline and reduce resources utilized in the business and the full year inclusion of HMG operations in Fiscal 1996 resulting in an incremental increase of approximately $2.3 million in operating expenses over Fiscal 1995 of which $1.0 million results from the full year inclusion of the amortization of the excess cost over fair value of the net assets acquired associated with the Reorganization. Operating expenses for Fiscal 1996 also included a $0.4 million increase in bad debt expense over the prior year.

     The Company's non-operating expenses increased to $5.5 million for Fiscal 1996 from $3.1 million for Fiscal 1995. This $2.4 million increase was due to increased interest expense primarily associated with the full year inclusion of HMG in Fiscal 1996 results together with increased average borrowings for the Company related to the additional debt required to finance capital expenditures.

     For Fiscal 1996, the Company reported a pre-tax loss of $8.1 million, compared to pre-tax earnings of $0.3 million for Fiscal 1995. The decrease in income of $8.4 million occurred for the reasons noted above.

     A net credit for federal, state and local income taxes of $2.5 million was recognized for Fiscal 1996 compared to a net credit for federal, state and local income taxes of $2.6 million for Fiscal 1995. This $2.5 million net credit relates primarily to a net operating loss, restructuring costs and a non-recurring charge which will be deductible in future periods, as well as state investment tax credits realized during this period. The effective tax rate was approximately 31%. Non deductible expenses related to the amortization of excess of cost over fair value of net assets acquired arising from the Reorganization were offset in part during the period by state income tax benefits and investment tax credits resulting from purchase of equipment in the State of New York. The effective tax rate is expected to be higher in future periods due to the non-deductible amortization of costs in excess of net assets acquired, net of non-recurring benefits from investment tax credits.

     After recognition of applicable income taxes, the Company reported a net loss in Fiscal 1996 of $5.6 million as compared to net income of $2.8 million in Fiscal 1995 for the reasons noted above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company will incur a significant amount of indebtedness in connection with the Transactions. As of January 31, 1998, after giving pro forma effect to the Transactions, the Company would have had approximately $103.7 million of consolidated debt, including $100.0 million of indebtedness pursuant to the Notes. The Credit Agreement will provide for a $25.0 million senior revolving credit facility. The Company expects to draw approximately $2.7 million under the Credit Agreement on the Effective Date.

     The Company historically has met its working capital needs and capital expenditure requirements primarily through a combination of operating cash flow and availability under the Existing Debt. Following the Transactions, the Company anticipates satisfying its debt service requirements and meeting its working capital and capital expenditure needs through a combination of operating cash flow and availability under the Credit Agreement. See 'Summary--The Transactions.'

     The Company's ability to make scheduled payments of principal of, or to pay the interest, if any, on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures and finance acquisitions will depend on its future performance, which to a certain extent is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based on the current and anticipated level of operations, management believes that cash flow from operations and available cash, together will available borrowings under the Credit Agreement, will be adequate to meet the Company's anticipated future requirements for working capital, budgeted capital expenditures, acquisition financing and scheduled payments of principal and interest on its indebtedness, including the Notes, for the foreseeable future. The Company, however, may need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the Credit Agreement in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or make anticipated capital expenditures and fund future acquisitions. In addition, there can be no assurance that the Company will be able to effect any refinancing on commercially reasonable terms or at all.

     Cash Requirements. The Company currently expects that capital expenditures will be divided primarily between maintenance capital expenditures and capital projects. Maintenance capital expenditures include those required to maintain production performance, while capital projects relate primarily to extending the life of existing equipment, increasing capacity, and decreasing production costs. The Company incurs approximately $1.5 million per year in cost of sales for maintenance and repairs.

     The Company has not paid any dividends on the Company's Common Stock since its inception. The payment of dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition. It is the current policy of the Board of the Company, in view of the Company's contemplated financial requirements, to retain all earnings, if any, for use in the Company's business operation.

IMPACT OF INFLATION

     The Company believes that inflation has not had a material impact on its results of operations for the three years ended July 31, 1997 or for the six-month period ending January 31, 1998.

                                    BUSINESS

GENERAL

     The Company is a leading independent multimedia manufacturer in the United States. The Company replicates/duplicates audio cassettes, video cassettes, and CD and CD-ROM products for the entertainment, publishing and special interest markets. In addition, the Company provides value-added supply chain management services such as distribution, telephone order fulfillment, packaging design and outsourcing, electronic order-taking and all direct-mail services. Since its founding in 1947, the Company (including its predecessors) has consistently and successfully managed the transition from one media to another by adapting its product line to match changing market trends. As the market has moved from vinyl records and audio cassettes to CDs and CD-ROMs and from film to video, the Company has successfully aligned its production and selling strategy around such trends. The Company's strategy is to provide its customers with a wide variety of turnkey solutions and options for delivering multimedia products to market. The Company targets the fastest growing niche markets, including CD-ROM, spoken word audio cassette, and special interest and premium/promotional use video. The sell-through video market, which includes special interest and premium/promotional use video, has grown at a rate in excess of 10% for each of the past six years and the market for interactive digital media, such as CD-ROM, has grown at a rate in excess of 20% for each of the past five years.

     The Company sells its products to approximately 3,000 customers in a wide range of industries including entertainment/publishing, special interest and promotional video, and CD-ROM software. The Company's entertainment/publishing customers include: BMG, PGD, Simon & Schuster, Sony Music Entertainment and Columbia House. The Company's special interest and promotional customers include Anchor Bay, RJR Nabisco and Glaxo Wellcome. The Company's CD-ROM software customers include Sofsource and Video Professor.


     The Company has manufacturing and service facilities across the United States and has a national distribution facility based in Tennessee, allowing it to provide personalized local service as well as high volume mass production capabilities throughout the continental United States. The Company markets its products and services nationally through its internal sales force of approximately 55 sales and marketing professionals. As the market for multimedia applications continues to grow and the industry continues to undergo significant consolidation, the Company believes it is well positioned to take advantage of such opportunities. For the twelve months ended January 31, 1998, the Company had total revenues of $159.1 million and EBITDA of $17.9 million.

COMPETITIVE STRENGTHS

     The combination of the Company's products, customers and proven track record distinguishes it as a leading manufacturer and distributor of packaged media. The Company attributes this success and its continued opportunities for growth and profitability to the following competitive strengths:

     o Leading independent multimedia duplicator/replicator. The Company is the leading independent multimedia duplicator/replicator in the United States with both national distribution and manufacturing capabilities in all audio cassette, video cassette and CD/CD-ROM configurations. The Company's long-standing geographically distributed presence has allowed it to provide personalized local service as well as high volume mass production capabilities.

     o Multimedia product offerings. The Company offers its services across all three of the major multimedia product formats (i.e., audio cassettes, video cassettes and CD/CD-ROM). The Company believes that offering a complete line of multimedia products gives the Company a competitive advantage by providing its customers with 'one-stop shopping' and affording the Company the opportunity to cross-sell its product offerings to customers of a particular format.

     o Value-added supply chain services. The Company's value-added supply chain management services give it a competitive advantage by providing a 'one-stop' solution that differentiates the Company from its competitors and by fulfilling key customer needs such as distribution, telephone order fulfillment, packaging design and outsourcing, electronic order taking, and direct mail services. These services enhance the profitability of the Company's customers and generate higher profit margins for the Company.

     o High quality products and customer service. Success in the replication/duplication business is dependent on repeat business. The majority of the Company's customers are very sensitive to time pressures and demand a supplier capable of providing large quantity orders in a short period of time and at a consistent level of quality. The Company believes that it has retained customer loyalty and achieved growth in new markets due to its superior quality, distribution and reliability and its strict adherence to protection of proprietary content.

     o Experienced management team. The key members of the management team, led by John K. Mangini, have extensive experience in all aspects of the packaged media industry with an average of 25 years each in the industry. The collective efforts of the management team have generated significant innovations and efficiency improvements. The benefit of these changes has been in the creation of a more cost effective and competitive company.

BUSINESS STRATEGY

     o Focus on growing market segments. The Company intends to continue to penetrate the growing segments of the packaged media market--CD-ROM, spoken word audio cassette, and special interest and premium/promotional video. Demand for CD-ROMs grew by over 56% in 1996 and by over 37% in 1997. Demand for spoken word audio cassettes increased by over 9% in 1996 and by over 8%. Demand for video cassettes of all categories increased by 11.7% from 1994 to 1995, with the largest increases in the premium/promotional category (25%). In addition, the Company believes that DVD will represent the fastest growing new product offering; however, the Company believes that widespread DVD acceptance is several years away. In anticipation of a migration to the DVD format, the Company plans to begin production of DVD products in the coming year with the view of reaching a considerable volume level by the year 2000.

     o Expansion of customer base. With its national scope of manufacturing and distribution, the Company is well-positioned to attract new customers by capitalizing on its local presence. Similarly, the Company seeks to attract larger customers with the value-added supply chain management services it offers, as well as with its capabilities to handle customers' needs on a national level.

     o Further penetration of existing customer base. The Company intends to further penetrate its existing customer base by cross-selling its services to its current customers and by offering customers a 'one-stop shop' for packaged media services.

     o Expand supply chain management service offerings. Positioning the Company as a world-class provider of value-added supply chain management services specializing in the replication/duplication, assembly, fulfillment, package design and procurement and distribution of software products will allow the Company to provide 'one-stop' solutions for the multimedia delivery of intellectual property. These offerings are intended to enhance the Company's competitive position and provide additional revenue streams and profit opportunities, through improved response times and inventory turns, for both the Company and its customers.

     o Growth through acquisitions. The Company actively evaluates acquisition candidates. Future strategic acquisitions may be undertaken to broaden the Company's product and services offerings, expand its manufacturing capacity and enhance the vertical integration of its supply chain.


CORPORATE ORGANIZATION

     The corporate structure of ADT consists of its wholly-owned subsidiary, HMG Digital Technologies Corp. ('HMG'), HMG's wholly-owned subsidiary, HRM Holdings Corp. ('Holdings') and Holdings' wholly-owned subsidiary, the Issuer (formerly known as Hauppauge Record Manufacturing, Ltd.). ADT is a holding company; all assets, liabilities and operating activities are related to its wholly-owned subsidiaries.

MULTIMEDIA SOFTWARE INDUSTRY

     General. The multimedia software industry is fragmented and seasonal. Although the types and sizes of the businesses in the industry vary greatly, the industry is generally categorized into specific sub-markets, including theatrical (i.e., primarily movies), prerecorded music, spoken word, foreign language, corporate communications, premium promotional, religious, educational, instructional 'How To' and special interest.

  Demand for Primary Products and Services.

     Compact Discs--Audio. Consumer demand for audio compact discs ('CDs') has been increasing steadily since their introduction to the marketplace in the mid-1980's. Industry analysts estimate that the current U.S. installed CD-audio player base is approximately 75%,, up from approximately 71% last year. Based on information supplied by the Recording Industry Association of America (the 'RIAA'), total shipments in the United States net of returns ('Shipments') of CDs remained flat from 1996 to 1997 at approximately 821 million units.

     CD-ROM. CD-ROM drives were introduced to the marketplace in 1991. Industry analysts estimate that in 1993, the year that CDs surpassed audio cassettes in unit volume, household penetration of CD-ROM drives was approximately 2.5 million, or 8% of the 29 million home computers in the United States. By the end of 1997, industry experts expect the number of CD-ROM drives to grow to 71 million.

     Various industry sources estimate that Shipments of CD-ROM software products were approximately 461 million units in 1997, up from approximately 338 million units in 1996. These products were concentrated in three major categories: educational, entertainment and games.

     Audio cassettes. Audio cassettes were the music market's most popular audio medium until 1993 when they were surpassed in unit volume by CDs. Industry analysts predict that because of the high existing penetration of the audio cassette player in U.S. households and automobiles. Shipments of audio cassettes in 1998 will remain stable as compared with 1997 with only a mild decline over the next several years, despite the increasing demand for CDs. According to the RIAA, aggregate Shipments of pre-recorded music cassettes declined by 23% in 1997 versus 1996. This decline was due in large part to the transition to the CD-audio configuration as well as an overall slowing of growth in the pre-recorded music industry. This decline has been offset in part by the dramatic growth in the spoken word audio cassette business.

     Video cassettes. Veronis, Suhler and Associates, a market analyst firm specializing in media ('VS&A'), estimates that over 83% of households in the U.S. own at least one videocassette recorder ('VCR'), with many households owning multiple VCRs. According to VS&A and the RIAA, although theatrical video software represents over 40% of video software sales, there is significant growth being demonstrated in the corporate communications, premium/promotional and special interest sub-markets.

     There are two primary videocassette formats: standard play and extended play. Standard play is used for virtually all movies, music videos and certain other specialty applications. Extended play is used for many applications in non-theatrical and non-music sub-markets where the superior playback quality of standard play is not required. In these non-critical applications, the extended play format is desirable because it uses one third of the tape required for standard play and can utilize high speed duplication technology. These characteristics make extended play less costly to produce than standard play.

SALES AND MARKETING

     The Company markets its products and services nationally through the use of its own internal staff of approximately 55 sales and marketing employees located throughout the United States in key markets. In March 1997, the Company opened a national sales office in Los Angeles, California to coordinate national sales efforts in the western region of the United States. The Company coordinates its national sales and marketing efforts from its office in New York and also operates sales facilities in Landover (MD), Orlando, Elk Grove (IL), Detroit, Dallas, Houston, Nashville, San Francisco, Los Angeles, Indianapolis and Denver. Remote sales coverage exists in Philadelphia, Atlanta, Miami, Austin, Seattle, Boston, Charlotte, Cooley (OH) and Tampa.

     The Company's manufacturing facilities are geographically distributed throughout the United States. See '--Manufacturing.' The Company believes that this geographic distribution of manufacturing facilities enhances its sales and marketing efforts by giving the Company a regional and local presence, which facilitates direct contact with customers.

     Due to the highly competitive nature of the Company's core duplication/replication business, the Company has developed additional 'value-added' services in an effort to gain a competitive advantage over its competitors. These services include graphic design and special packaging, component security and inventory management, retail order distribution and direct-to-customer fulfillment.

     In addition to the core duplication/replication and value-added services described above, the Company also offers motion picture film processing, film-to-tape transfer, video post-production services and recordable laser video disc services.


     The following sets forth the Company's market share and sales performance for each of its primary product categories:

     CD and CD-ROM. The Company replicates CDs and CD-ROMs (collectively, 'CD Products') for which its most significant customers are the domestic music recording companies. For Fiscal 1997, the Company produced approximately 41,800,000 units of CD Products which generated revenues of approximately $31,905,000, or approximately 20.0% of the Company's sales revenues. These units consisted of approximately 10,500,000 CD-ROM units and approximately 31,300,000 CD units, which generated revenues of approximately $7,240,000 and $24,665,000, respectively. Based upon these results and externally generated market data, the Company estimates that, on a consolidated basis, it currently holds a 3% market share of all domestic production of CDs. The Company believes that there is significant growth opportunity in CD Products, especially as CD-ROM drive penetration into U.S. households increases and new applications such as DVD, a new high-density compact disc format which allows for significantly greater data storage than existing disc formats, are introduced to the marketplace.

     Audio cassettes. The Company duplicates audio cassettes, for which its most significant customers are the domestic music recording companies. In Fiscal 1997, the Company produced approximately 56,000,000 audio cassette units (consisting of approximately 43,000,000 music audio cassette units and 13,000,000 spoken word audio cassette units), which generated revenues of approximately $27,520,000, or approximately 17.3% of the Company's aggregate revenues. Based on internal sales statistics and externally generated market data, the Company believes it has a music audio cassette market share of approximately 12%, the largest of any independent replicator. The Company believes that despite the long-term trend toward replacing audio cassettes with CDs, there remain opportunities for growth in this market, especially in the non-music and special interest sectors.

     In Fiscal 1997, the Company's spoken word audio cassette production included books-on-tape and corporate communications, as well as products for the foreign language and religious submarkets. The Company's most significant spoken word audio cassette customers in Fiscal 1997 were domestic publishing companies.

     Reliable external market data is not readily available for the spoken word audio cassette submarket. Consequently, the Company's market share is difficult to estimate. The Company believes there is significant growth opportunity in spoken word audio cassettes because of the deep penetration of the audio cassette player and the relatively low cost of duplicating audio cassettes.

     Video cassettes. Based on a combination of industry data and data generated by its own management, the Company believes it is one of the two largest duplicators of music videos in the United States, with an estimated current market share of approximately 25%, and is the largest independent duplicator of video cassettes for non-theatrical, non-music video applications, which include corporate communications, premium/promotional, educational, instructional 'How-To,' special interest and religious applications. In total, the Company believes its current share of the overall videocassette duplication market in the United States is approximately 7%, based upon domestic sales of video cassettes by the Company in Fiscal 1997 of approximately 56 million units compared to approximately 800 million total domestic unit sales reported by the entire industry for calendar 1996. In Fiscal 1997, the Company had total sales of video cassettes of approximately $97,080,000, which represented approximately 61.0% of the Company's total revenues. The Company believes that there is significant growth opportunity in video cassettes because of the deep penetration of the VCR into U.S. households and the extensive use of video cassettes for entertainment and information software.

     Other Services. Motion picture film processing, film-to-tape transfer, video pre- and post-production and recordable laser disc services represented approximately 1.7% of the Company's sales revenues during Fiscal 1997.

     Marketing Strategy. The Company has allocated sufficient monies in the coming year to support an aggressive and diversified series of marketing initiatives designed to broaden and add depth to the Company's customer base. The Company's sales and marketing plan consists of targeting the counter seasonal consumption patterns typical of premium/promotional videos and spoken word audio cassettes as well as increasing its penetration into the special interest video and CD-ROM markets.

     The Company has installed new sophisticated sales lead management software, which has significantly improved tracking and management of sales leads and has made possible the distribution of such leads for prompt review and follow-up to the appropriate sales facility.

     Significant Customers. For the six-month period ending January 31, 1998, the top four customers accounted for 40% of total sales. The Company has more than 3,000 accounts in its current customer base. During the six months ending January 31, 1998, PGD and BMG each accounted for more than 10% of the Company's net sales. See 'Risk Factors--Dependence on Key Customers.'

     Most of the Company's customers operate without contractual obligations except for commitments to purchase a certain percentage of their needs from the Company. The commitments typically last one year or less. However, there are no adverse consequences to customers with this type of commitment who do not ultimately place orders with the Company or whose orders do not reach the committed percentage.

     In June 1995, the Company entered into a five-year agreement with Anchor Bay to provide videocassette duplication and order fulfillment services. Under this agreement, as modified in September 1997, the Company is Anchor Bay's exclusive videocassette duplicator.

     In September 1997, the Company entered into a three-year agreement with Sofsource to provide CD replication and order fulfillment services. Under this agreement, the Company is Sofsource's exclusive duplicator.

     Seasonality. Although demand for the Company's products exists throughout the year, there is an increase in demand from August through November due to the extra requirements of customers for the holiday selling season, particularly sales of theatrical video cassettes and pre-recorded musical CDs and audio cassettes. See 'Risk Factors--Fluctuating Results; Seasonality.'

     Backlog. As of July 31, 1997 and 1996, the Company had open orders on a consolidated basis of approximately $3.3 million and $1.9 million, respectively. As of April 30, 1998, the Company had open orders on a consolidated basis of approximately $4.1 million. The Company expects that the open orders as of April 30, 1998 will be filled within a 60-day period.

     Typically, the Company's customers demand turnaround times (the time from which a duplicating/replicating order is received until that order is shipped) of seven days or less. Because of this characteristic of the industry, the Company does not believe that the size of the backlog at any given time in and of itself is an effective indication of its ongoing revenues going forward.

MANUFACTURING

     General. The Company's manufacturing facilities are geographically distributed throughout the United States so that high volume manufacturing can be accomplished in four facilities: Hauppauge (NY) (video cassettes, audio cassettes and CDs), Clinton (TN) (video cassettes), Elk Grove (IL) (video cassettes) and Denver (video cassettes). The Company has seven other facilities for smaller volume video manufacturing: Landover (MD), Orlando, Detroit, Los Angeles and San Francisco, as well as Dallas and Houston where film, in addition to video, is duplicated.

     CD Products. The Company's production of CD Products begins with pre-mastering and mastering in controlled 'clean room' environments that are designed to eliminate airborne particles from the manufacturing process. Using lasers and computer-based photo resist technology, the Company creates exact digital replicas of the customer's original disc. These glass replicas, or 'masters,' are used in the replication process to manufacture duplicates through an injection molding process using high grade, optical quality polycarbonate. The polycarbonate is pressed against a metal stamper to create a replica of the CD master at a rate of approximately one every four seconds. The clear polycarbonate disc containing all of the data is then covered with a metallic coating to provide for reflection of the reading laser beam in the CD player. A thin layer of lacquer is applied over the metal to protect it and to serve as a base for printing on the disc. The finished CD Products are then checked to ensure they conform to strict standards established by the Company and the industry. The finished CD Products are then released to the packaging department where they are inserted into sleeves or boxes and processed through high speed shrink-wrapping machines for distribution to the Company's customers.

     As a result of the recent expansion of the Company's Hauppauge, New York facility and the installation at such facility of production and multi-media packaging equipment, the Company has increased its maximum annual capacity of CD Products to approximately 85 million units per year.

     Audio cassettes.  The manufacturing process for audio cassettes utilizes machines that duplicate a tape 80 times faster than normal listening speed. Master transports are used to download master recordings through the use of electronic signals to duplicating machines, which allow multiple copies of the same recording to be duplicated simultaneously. At various points in the manufacturing process, the tape goes through both a statistical quality control procedure, to ensure that it meets the technical standards established by RIAA, and the Company's quality control procedure, which includes a random sampling of audio levels, physical characteristics, program content, signals and other characteristics of the tape. The finished audio cassette products are then released to the packaging department where they are inserted into sleeves or boxes and processed through high speed shrink-wrapping machines for distribution to the Company's customers.

     The Company's audio cassette plant production capacity is between 250,000 and 275,000 audio tapes per 24-hour day, depending upon the length of the tapes. The expansion of the Company's Hauppauge, New York manufacturing facility in 1995 provided the Company with the capability for multimedia packaging for audio book and other spoken word audio cassettes. When necessary, the Company is able to deliver finished product to its customers approximately 48 to 72 hours after receipt of the sales order.

     Video cassettes. The manufacturing process for video cassettes generally utilizes duplicating machines that copy from a master in 'real time' speed, i.e., the regular speed of the videocassette being duplicated. In this process, high speed tape winders are used to wind blank tape loaded to specific program lengths into video shells. The video shells are then loaded into the duplicating machines which receive the program being copied from a master transport. In addition, the Company utilizes high speed machines, which allow it to duplicate a master 150 times faster than in 'real time' speed. Real time duplicating machines are used to duplicate video cassettes in standard play mode. High speed duplicating machines are capable of duplicating video cassettes in either the extended play mode or the standard play mode. The extended play format utilizes less tape than regular speed machines require for the same program content.

     The entire video duplicating and winding process takes place in an environment that is designed to eliminate airborne particles from the duplicating process. These areas are air conditioned and pressurized to filter out such particles. The Company believes that its use of these areas prolongs the head life on videocassette recorders and results in a higher quality product.

     Once a videocassette is loaded with tape and duplicated, the finished product is checked to ensure that it conforms to strict audio and visual standards established by the Company and the industry. The video cassettes are then released to the packaging department where they are labeled, inserted into sleeves or boxes and processed through high speed shrink-wrapping machines for distribution to the Company's customers.

     In Fiscal 1997, the Company increased the production capacity of its facilities in Clinton, Tennessee and Hauppauge, New York by a combined nine million annual videocassette unit capacity. The Company's total videocassette capacity is the equivalent of approximately 100 million 60-minute programs annually. When necessary, the Company is able to deliver finished product to its customers approximately 24 to 48 hours after receipt of the sales order.

     Raw Materials; Supplies. Although the Company's practice is to seek competitive pricing and enhanced quality by purchasing from a limited number of suppliers, all raw materials and components necessary to manufacture CD Products are readily available from several sources of supply at competitive prices.

     Blank audio cassettes, video cassettes, magnetic tape and other component parts utilized by the Company in the duplication/replication process generally are readily available in the marketplace at prices that are generally stable. The Company purchases its components from a variety of manufacturers, most of which are located in China, South Korea, Mexico and the United States. The Company does not believe the loss of any one of its current suppliers would have a material adverse effect on its business because alternative sources of supply are generally readily available at competitive prices. However, a significant change in the Company's ability to obtain components at comparable prices from suppliers located in China, South Korea, Mexico and the United States, whether through the imposition of tariffs or other trade barriers or from any foreign or U.S. supplier for any other reason, could have a material adverse effect on the Company. The Company does not have long-term contracts with any such suppliers. See 'Risk Factors--Dependence on Suppliers.'

LICENSES

     CD Products. The Company, like most other CD Product manufacturers, uses patented technology primarily under nonexclusive licenses from the holders of patents which generally provide for the payment of royalties based upon the number of CD Products sold. For Fiscal 1997, fees for these licenses of approximately $2,261,000 were charged against earnings, related primarily to the licenses with U.S. Philips Corporation and Discovision Associates.

     Audio cassettes. The Company does not require any licenses for the duplication of audio cassettes.

     Video cassettes. The industry does not have established quality standards for the duplication of video cassettes, although the Victor Company of Japan, Ltd. ('JVC'), which owns the 'VHS' logo, has established standards for the physical characteristics of the videocassette. Compliance with the JVC standards ensures that the videocassette will be compatible with any VHS machine. Duplicators whose product conforms to the JVC standards are permitted to apply the 'VHS' logo to such product and pay JVC a license fee for such privilege. The Company ensures that all of its video product conforms to the JVC standards and pays JVC a license fee for the privilege of applying the 'VHS' logo to its video product. For Fiscal 1997, fees for this license of approximately $523,000 were charged against earnings.

     Since 1986, the Company has had a license with Macrovision Corporation to encode video cassettes with anti-piracy protection. The license is for a one-year term, renewable annually by agreement of both parties. The Company pays a license fee to Macrovision Corporation equal to a portion of the sublicense fees received by the Company from its customers. For Fiscal 1997, the license fees paid by the Company to Macrovision under this arrangement were approximately $240,000, all of which was billed to the Company's customers.

COMPETITION

     The Company's core business of replication/duplication is highly competitive. Although the Company believes that it is the largest independent manufacturer of pre-recorded multi-media products--audio cassettes, video cassettes, audio CDs and CD-ROMs--it is in competition with approximately 50 audio cassette duplicators, approximately 100 videocassette duplicators and approximately seven compact disc replicators. The Company believes it is one of only three companies in the domestic replication/duplication industry in North America that manufactures audio cassette, videocassette and CD Products for the prerecorded music industry.

     The Company believes that the principal competitive factors in the replication/duplication business are: price, terms of sale, quality of service, range of pre- and post-production services, scope of graphics and packaging capabilities, order turnaround time, large order capability, order fulfillment capability, ability to customize small orders to customer specifications, and certain other value-added service offerings.

     Virtually all raw materials, machinery and equipment are readily available on the open market, and no industry competitor holds proprietary rights or positions with respect to these factors. Although this fact results in low barriers to entry, the Company believes that the relatively low margins offered by the core business and the number of competitors (including the Company) who offer an array of value-added services, serve as deterrents to entry by most potential competitors.

     The Company also believes that the goodwill and loyalty of many of its established relationships combined with the excellent reputation which the Company believes it has in the marketplace give the Company a significant competitive advantage. The Company further believes that its geographic diversity, fulfillment capabilities, and national/regional/market-specific sales and marketing and its geographically dispersed manufacturing and fulfillment capabilities add to its competitive advantage.

     In its budget planning process, the Company takes into account expected price erosion, which occurs as competition for market share increases and competitors lower prices to gain market share. The Company attempts to limit margin erosion by lowering its material costs and by achieving unit volume sales increases. While there can be no assurance that such a margin protection strategy will be successful in the future, the Company's efforts to reduce operating costs and its new series of marketing and sales initiatives are intended to forestall and curtail such erosion of margins. See 'Risk Factors--Competition.'


     The Company believes that its principal competitors in each of its product offerings are as follows:

     CD Products. In music CD replication, the Company's competitors are major independent replicators such as Cinram, Ltd., a publicly-traded Canadian-based company with operations in the United States, and Denon, and the in-house capacity of five of the six major domestic pre-recorded music companies: Sony Music Entertainment, PGD, Warner-Elektra-Atlantic, BMG, and EMI, each of which has CD manufacturing capacity to meet all its production needs except in times of high demand. Additionally, there are approximately 70 small to medium-sized (i.e., having an annual capacity of approximately five million to 75 million units, as compared to an average annual capacity of 100-200 million units for the major domestic pre-recorded music companies) CD Products manufacturers in the marketplace. The Company believes it is among the largest of the medium-sized companies in the CD Products replication industry segment. Among the Company's competitors in the CD-ROM sector are Nimbus and Zomax.

     Audio cassettes. In audio cassettes, the Company believes that it is the largest independent duplicator of pre-recorded audio cassette products in the United States. The Company's principal competitors are Cinram, Ltd. and Sonopress Audio, a division of BMG.

     Video cassettes. The Company believes it is the largest independent duplicator of video cassettes for the non-theatrical market, which includes corporate communications, premium/promotional, educational, instructional 'How-To,' and other special interest applications. The Company's principal competitors in this market are Premier Video and Vaughan Communication.

EMPLOYEES

     At January 31, 1998, the Company had approximately 1,271 full-time employees of whom approximately 391 (representing those employees employed at the Hauppauge location) are covered by a collective bargaining agreement between the Company and Local 810, Steel, Metals, Alloys and Hardware Fabricators and Warehousemen affiliated with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America. This agreement was renewed in January 1997 and expires in January 2000. Management, supervisors and clerical workers are not covered by the collective bargaining agreement. The Company has never experienced a strike and believes its relationship with its employees is satisfactory. The Company provides paid vacations, sick leave, group life, disability, hospitalization and medical insurance for its employees. During Fiscal 1997, eligible employees were able to participate in the Company's 401(k) profit-sharing plan.

PROPERTIES

     The Company's headquarters are located at 140 Fell Court, Hauppauge, New York, where the Company leases approximately 7,165 square feet of office space from Shivom Enterprises LLC for a term expiring October 31, 2001 at an annual rate of approximately $109,000 in 1998.

     The Company's Long Island CD Products replication and audio cassette and videocassette duplication operations are conducted at two locations. The first location is at 15 Gilpin Avenue, Hauppauge, New York, where the Company leases approximately 144,000 square feet of manufacturing, warehouse and office space from Keelson Associates, a general partnership of which George N. Fishman, Co-Chairman of the Company, is a partner, at an annual rental rate of approximately $1,058,000 for a term expiring November 1, 2015. Future cumulative rentals as of August 1, 1997 under this agreement are approximately $19,787,000. The second location is at 30 Gilpin Avenue, Hauppauge, New York, where the Company lease approximately 78,000 square feet of manufacturing warehouse and office space from Lee Halpern for a term expiring January 31, 2008, at an annual rental rate of approximately $489,000 in 1998.

     The Company leases various facilities from Greenfield Land Company, a Michigan co-partnership ('Greenfield Land') of which William H. Smith (Co-chairman of the Board and a principal stockholder of the Company), members of his family and Werner H. Jean (a Director of the Company) are partners. The office and warehouse space for all locations leased from Greenfield Land aggregates approximately 214,000 square feet. The 1997 annual rental payments from the Company to Greenfield Land were approximately $548,000. Future cumulative rentals as of August 1, 1997 due under existing leases with Greenfield Land for 1998 and thereafter are approximately $8,871,000. The existing leases are for properties located at: 7375 Woodward Avenue (office, warehouse, and manufacturing), Detroit, Michigan; 7411 and 7371 Woodward Avenue (parking lots), Detroit, Michigan; 35 W. Bethune (parking lot), Detroit, Michigan; 4364 35th Street (office, warehouse and manufacturing facility), Orlando, Florida; 370 JD Yarnell Industrial Parkway (office, warehouse, and manufacturing facility), Clinton, Tennessee. In addition, the Company's leases with Greenfield Land of 7375 Woodward Avenue (formerly an office, warehouse and manufacturing facility), Detroit, Michigan; 7411 and 7371 Woodward Avenue (formerly parking lots), Detroit, Michigan; and 35 W. Bethune (formerly a parking lot), Detroit, Michigan were terminated without penalty by mutual agrement on March 31, 1998.

     The Company subleases approximately 22,160 square feet of manufacturing, warehouse and office space located at 480 Valley Drive, Brisbane, California, from Frase Enterprises Inc. for a term expiring June 30, 2008 at an annual rental rate of approximately $166,200.

     The Company also leases manufacturing, warehouse and office space from Dallas Communications Complex at 6301 and 6305 N. O'Connor Road, Irving, Texas, representing 18,712 square feet (manufacturing and office facilities), 11,936 square feet (warehouse facility) and 18,900 square feet (manufacturing and office facilities), respectively. The aggregate annual rent payable under these leases in 1998 is approximately $380,000. The current leases expire December 31, 1999, January 1, 2000, and December 31, 1999, respectively.

     The Company leases approximately 70,000 square feet of property located at 7375 Woodward Avenue (office, warehouse, and manufacturing), Detroit, Michigan; 7411 and 7371 Woodward Avenue (parking lots), Detroit, Michigan; and 35 W. Bethune (parking lot), Detroit, Michigan; from Woodlo, LLC for a term expiring September 30, 1998 at an annual rental rate of approximately $45,000 in 1998.


     The Company leases approximately 17,614 square feet of manufacturing and office space located at 819 Brightseat Road, Landover, Maryland, from Centre Pointe Business Park, L.P. for a term expiring October 24, 2001 at an annual rental rate of approximately $103,000 in 1998.

     On a month-to-month basis, the Company leases approximately 25,000 square feet of warehouse space located at Highway 25 West, Clinton, Tennessee, from HomeCrest Corporation for $5,000 per month.

     On a month-to-month basis, the Company leases approximately 10,000 square feet of warehouse space located at 101 Charles Seivers Boulevard, Clinton, Tennessee from Clinch River Properties for $2,500 per month.

     The Company leases approximately 51,000 square feet of warehouse space located at 108 Centre Stage Business Park, Clinton, Tennessee from Joseph A. Hollingsworth, Jr. for a term expiring July 2, 2000 at a rental rate of $13,750 per month.

     The Company leases approximately 3,600 square feet of manufacturing, warehouse and office space located at 4140B Directors Row, Houston, Texas, from Weingarten Realty Investors for a term expiring December 31, 1999 at an annual rate of approximately $23,000 in 1998.

     The Company leases 97,888 square feet of manufacturing, warehouse and office space located at Elk Grove Industrial Park #33, Elk Grove Village, DePage, Illinois, from Elk Grove Village Industrial Park Ltd. for a term expiring May 31, 1999 at an annual rental rate of approximately $682,000 in 1998.

     Effective December 17, 1997, the Company leases 39,700 square feet of manufacturing, warehouse and office space located at 65 Inverness Drive, Englewood, Colorado, from Guiette Holdings L.L.C. for a term expiring December 16, 2002 at an annual rental rate of approximately $185,000 in 1998.

     The Company leases approximately 4,637 square feet of office space at 11835 West Olympic Blvd., Suite 750, West Los Angeles, California from Westside Associates for a term expiring January 1, 2003 at an annual rental rate of approximately $106,000 per year.

     The Company leases approximately 950 square feet of office space at 1207 17th Avenue, Nashville, Tennessee from The Vanderbilt University for a term expiring July 29, 1999 at an annual rental rate of approximately $14,000 per year.

     The Company leases approximately 590 square feet of office space at the Massala Building, 310 Alabama Street, Indianapolis, Indiana from E & C Properties for a term expiring June 30, 2000 at an annual rental rate of approximately $5,880 per year.

     The Company leases office space at 5825 Glenridge Drive, Atlanta, Georgia from Premier Business Centers for a term expiring June 30, 1998 at an annual rental rate of $5,160 for 1998.

     The Company subleases approximately 4,832 square feet of office space at 1301 Avenue of the Americas, New York, New York from The Bibb Company for a term expiring December 30, 2000 at an annual rental rate of approximately $149,000 per year.

     In addition, from time to time, the Company leases temporary warehouse space on a month-to-month basis for the storage of customer components and finished goods.

LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings which are incidental to the conduct of its business. The Company does not believe that the outcome of these matters, even if unfavorable to the Company, will have a material adverse effect on its financial condition or results of operations.

     On May 12, 1998, a complaint purporting to state a class action was filed in the Delaware Court of Chancery by Crandon Capital Partners, alleged to be a stockholder of the Company, on behalf of itself and all others similarly situated, against the Company and its directors. The plaintiffs allege that the Merger is wrongful, unfair and harmful to holders of Common Stock and that it has been effected with unfair dealing, that the proposed consideration of $5.00 a share is unfair to the Company's Shareholders and that the directors of the Company have violated their fiduciary obligation owed to the plaintiffs and other members of the class. The complaint seeks to enjoin the Merger and an unspecified amount of damages, in addition to payment of attorney's fees and reimbursement of expenses. Management believes that this claim is without merit and does not believe such claim will have a material adverse effect on the Company, however, there can be no assurance as to the outcome of such claim.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages as of April 30, 1998, and a brief account of the business experience of each person who will be a director or executive officer of the Company following the consummation of the Transactions.


NAME(1)                                                 AGE   POSITION WITH THE COMPANY
-----------------------------------------------------   ---   -----------------------------------------------------
John K. Mangini......................................   56    Chief Operating Officer
Donald L. Olesen.....................................   55    President--National Sales and Marketing Division and
                                                                director
Charles A. Mantione..................................   57    Vice President--Finance
Emily Hill...........................................   38    Vice President--Planning and Analysis

------------------
(1) Upon consummation of the Merger, the Company expects to enter into an Investors Agreement with 399 and certain other parties named therein (the 'Investors Agreement'), pursuant to which it is anticipated that the Board of Directors of the Company will comprise five directors with 399 having the right to nominate two directors, the Management Shareholders having the right to nominate one director and the nominating committee having the right to nominate the remaining two independent directors.

     Mr. Olesen has been President--National Sales and Marketing Division and a director of the Company since January 1995. Mr. Olesen also has been the President of HMG since 1993 and President of Allied since July 1991. He also was a director of HMG and Allied until January 1995. Mr. Olesen has been Allied's primary sales executive since 1981. Mr. Olesen has 32 years of pre-recorded music experience beginning in 1965 with RCA Records as a management trainee. In 1968, Mr. Olesen joined CBS Records where he spent 13 years in a variety of positions. From 1971 to 1981, Mr. Olesen served as the East Coast Regional Sales Manager of CBS Records.

     Mr. Mangini has been Chief Operating Officer of the Company since January 15, 1996. Prior to his joining the Company, he spent five years with PolyGram Group Distribution, Inc. as Senior Vice President of Operations. Mr. Mangini's experience in the entertainment field includes 14 years with RCA Corporation (1973-87) beginning as Director of Strategic Planning for the Entertainment Companies (NBC, Random House and RCA Records) and then becoming Worldwide Chief Financial Officer of RCA Records, then Vice President--General Manager of the International Subsidiaries and Senior Vice President--Operations-- Worldwide. In the non-entertainment area, Mr. Mangini was Executive Vice President--U.S. Operations for Adidas USA (1988-89), Project Manager for Grace Corporation (1969-73), specializing in acquisitions and mergers. He had similar experience with Olin Chemical Corporation (1966-69). In 1995, Mr. Mangini plead guilty to an information alleging tax evasion, paid a $7,500 fine and was placed on probation for a period of five years. Mr. Mangini has 34 years of business experience and for the past 16 years has concentrated on various turnaround situations.

     Mr. Mantione has been Vice President--Finance of the Company since June 1997. Mr. Mantione had been a financial consultant to the Company from June 1996 to June 1997. Mr. Mantione, who is a certified public accountant, was founder and partner in Mantione and Rogan, CPAs from July 1969 until November 1983, and a partner in Arthur Yorkes & Co., CPAs from January 1988 to October 1989.


     Ms. Hill has been Vice President of Planning and Analysis since January 1998. Prior to that she was Director of Planning and Analysis and Financial Operations Manager of the former Allied Film Group beginning her career with the Company in June 1990 as Detroit Division Controller. From June 1987 to June 1990, Ms. Hill worked for Hoover Group, Inc., an OEM manufacturer, beginning as a Sr. Financial Analyst and then becoming a Plant Controller. From September 1985 through June 1987, she worked as an independent consultant while obtaining her Masters in Accountancy.

                               SECURITY OWNERSHIP

     The following table sets forth certain information with respect to the beneficial ownership of the Preferred Stock, Class A Common Stock and non-voting Class B Common Stock following consummation of the Transactions by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of either the Preferred Stock, Class A Common Stock or Class B Common Stock, (ii) each director and Named Executive Officer of the Company who owns shares of any class of the Company's capital stock and (iii) the directors and executive officers as a group. Each of the shareholders identified in the table has sole voting and investment power over the shares beneficially owned by such person.

                                                   BENEFICIAL OWNERSHIP    BENEFICIAL OWNERSHIP
                                                        OF CLASS A              OF CLASS B         BENEFICIAL OWNERSHIP
                                                     COMMON STOCK(1)         COMMON STOCK(2)        OF PREFERRED STOCK
                                                   --------------------    --------------------    --------------------
                                                   NUMBER OF               NUMBER OF               NUMBER OF
NAME AND ADDRESS OF BENEFICIAL OWNER                SHARES      PERCENT     SHARES      PERCENT     SHARES      PERCENT
------------------------------------------------   ---------    -------    ---------    -------    ---------    -------
399 Venture Partners, Inc.(3)...................     74,000      49.66%     351,000       100%      165,000       100%
John K. Mangini(4)(5)...........................     26,250      17.62           --        --            --        --
Donald Olesen(5)................................     26,250      17.62           --        --            --        --
Steven Granat(5)................................      2,500       1.68           --        --            --        --
Brian Wilson(5).................................      5,000       3.35           --        --            --        --
Emily M. Hill(5)................................      3,750       2.52           --        --            --        --
David R. Conrad(5)..............................      3,750       2.52           --        --            --        --
Charles Mantione(5).............................      2,500       1.68           --        --            --        --
John J. Mangini(5)..............................      2,500       1.68           --        --            --        --
Edward Simek(5).................................      2,500       1.68           --        --            --        --
All executive officers and directors as a group
  (9 persons)...................................    149,000      50.34           --        --            --        --

------------------
(1) Does not include shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a share-for-share basis.

(2) Does not include shares of Class B Common Stock issuable upon conversion of shares of Class A Common Stock. Shares of Class A Common Stock are convertible at any time into shares of Class B Common Stock on a share-for-share basis.

(3) The business address of 399 is 399 Park Avenue, New York, New York 10043.

(4) Consists of 26,248 Common Shares plus conversion of two shares of AAC Common Stock.

(5) The business address of each of the indicated holders of the Company's securities is 140 Fell Court, Hauppauge, New York 11788.

                              CERTAIN TRANSACTIONS

CERTAIN AGREEMENTS IN CONNECTION WITH THE MERGER

     Stockholders' Voting Agreements. In connection with the Merger, each of George Fishman, William H. Smith (and related entities) and Donald L. Olesen (and related entities) (collectively, the 'Reporting Persons') entered into a stockholder voting agreement (collectively, the 'Shareholder Voting Agreements') with AAC dated as of May 5, 1998 representing in the aggregate 8,233,641 shares of Common Stock, which together with the shares of Common Stock currently owned by 399 represent approximately 66.58% of the shares of Common Stock issued and outstanding.

     Each Reporting Person has agreed that, until the date of termination specified in the Stockholder Voting Agreements, such Reporting Person shall vote (or cause to be voted) the shares of Common Stock held of record or beneficially by such Reporting Person (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholder Voting Agreement and any actions required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholder Voting Agreement; and
(iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing by AAC in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (E) any other material change in the Company's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder Voting Agreement.

     Rollover Agreements. Subject to the terms and provisions of the Merger Agreement, in connection with the Merger, each of Charles A. Mantione, John K. Mangini, John J. Mangini, Emily M. Hill, Steven Granat, Edward Simek, David R. Conrad, Brian Wilson and Donald L. Olesen (and various parties related to Donald
L. Olesen) (the 'Management Shareholders') has entered into a Rollover Agreement with AAC dated as of May 5, 1998 whereby the Management Shareholders agreed to elect to retain an aggregate of 74,998 shares of Common Stock upon conversion of, and with respect to, 74,998 shares owned by the Management Shareholder immediately prior to the Effective Date (the 'Management Shares') unless otherwise agreed with AAC.

     Unless the shares of Common Stock held by any trust which are presently subject to the terms of the Rollover Agreement are transferred to one or more Management Shareholders (and remain subject in all respects to the terms of the Rollover Agreement) or other transferee permitted by the Rollover Agreement who upon receipt of such shares of Common Stock become signatories to the Rollover Agreement, the Management Shareholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof.

     Each Management Shareholder has waived any rights of appraisal or rights to dissent from the Merger that such Shareholder may have. The Management Shareholders have represented that no beneficiary who is a beneficial owner of shares of Common Stock under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

     Investors Agreement. Upon consummation of the Merger, the Company, 399 and certain other parties named therein expect to enter into the Investors Agreement. It is anticipated that the Investors Agreement will provide for, among other things, (i) transfer restrictions with respect to the shares subject to the Investors Agreement and (ii) corporate governance issues.

LOANS FROM CERTAIN SHAREHOLDERS

     On April 1, 1994, AFL distributed to its shareholders approximately $18,000,000 consisting of its accumulated previously-taxed earnings through December 31, 1993. Mr. Smith, Mrs. Smith and certain members of their family and Mr. Merkle, a former executive officer of the Company, loaned to AFL an aggregate of approximately $14,000,000 received by them, pursuant to unsecured promissory notes (the 'AFL Shareholder Notes'). The proceeds of these loans were used to repay a portion of certain bank indebtedness incurred to fund the distribution. The AFL Shareholder Notes had an original maturity date of January 1, 2000, bore interest at an annual rate of ten percent (10%), and were subordinated to the payment of certain bank indebtedness of AFL. On January 24, 1995, the AFL Shareholder Notes were repaid by AFL with proceeds of new financing provided by a lender, except for $4,000,000 of such AFL Shareholder

Notes issued to Mr. Smith (the 'Smith Note'). On November 8, 1995, Mr. Smith made an additional $2,000,000 subordinated loan to AFL (the 'Additional Smith Note') for working capital purposes. In connection with the Allied Merger and the restructuring of the AFL and the Company's credit facilities into one credit facility, each of the Smith Note and the Additional Smith Note (the 'Smith Notes') was amended and restated. The Smith Notes are each due January 1, 2001, are subordinated to the payment of the indebtedness to the senior lender, and bear interest at 10% per annum. The payment of interest on the Smith Notes is conditional upon the Company achieving certain financial benchmarks. To the extent that interest is not paid when due, it is due and payable on the maturity date of the Smith Notes. During Fiscal 1997, no interest was paid in respect of the Smith Notes.

     In connection with the Allied Merger and the restructuring of the credit facilities of AFL and the Company, HMG prepaid certain indebtedness owed to 399, then the Company's principal shareholder, in the aggregate principal amount of $3,500,000. In order to help finance such prepayment, Mr. Smith, Mr. Fishman and Mr. Olesen loaned HMG $1,600,000, $200,000 and $200,000, respectively, (the 'HMG Loans'). The HMG Loans are evidenced by identical promissory notes, except for the name of the payee and the principal amount (the 'HMG Notes'). The HMG Notes are subordinated to the payment of the Company's indebtedness to its senior lender, bear interest at the rate of 10% per annum, and are due December 31, 1998. The payment of interest and principal on the HMG Notes is conditional upon the Company achieving certain financial benchmarks. To the extent that interest is not paid when due, it is due and payable upon maturity of the HMG Notes. In all events, principal and accrued but unpaid interest on the HMG Notes is due and payable January 1, 2001. During Fiscal 1997, interest payments made to Messrs. Smith, Fishman and Olesen in respect of the HMG Notes aggregated $107,555, $13,445 and $13,445, respectively. No principal payments were made in respect of the HMG Notes during Fiscal 1997.

     HMG is indebted to certain shareholders of the Company, including Mr. Fishman, Mr. Olesen, Mr. Kavanagh and 399 in the aggregate principal amount of $880,640 (the 'Series B Debt'). The Series B Debt is evidenced by a series of identical promissory notes, except for the name of the payee and the principal amount (the 'Series B Notes'). The Series B Notes are subordinated to the payment of the Company's indebtedness to its senior lender, bear interest at the rate of 11% per annum, and are due January 1, 1999. The payment of interest and principal on the HMG Notes is conditional upon the Company achieving certain financial benchmarks. During Fiscal 1997, interest payments made to the holders of the Series B Notes aggregated $86,870. No principal payments were made during Fiscal 1997 in respect of the Series B Notes other than $36,020 which was paid to a holder as a final payment in respect of his note upon his termination as an employee of the Company.

GUARANTEE OF CERTAIN OBLIGATIONS OF GREENFIELD LAND

     The Company has unconditionally guaranteed certain obligations of Greenfield Land Company ('Greenfield Land') under certain bank financing that was originally incurred by Greenfield Land in connection with its acquisition and development of the facilities in Illinois, Michigan and Tennessee that are leased to the Company. As of July 31, 1997, the aggregate amount of debt of Greenfield Land which the Company has guaranteed under the bank financing for Greenfield Land was $527,050 and the largest amount which the Company had guaranteed since the beginning of Fiscal 1997 was $1,513,437. Greenfield Land has unconditionally guaranteed certain obligations of the Company as part of such bank financing.

LEASES

     The Company leases certain of its manufacturing, warehouse and office space from affiliates. See 'Business--Properties.' The Company believes that the terms of such leases are at least as favorable to the Company as those it would receive from an unaffiliated third party.

INDEMNIFICATION FOR ENVIRONMENTAL LIABILITIES

     Pursuant to a Global Indemnification Agreement dated June 17, 1994, among Greenfield Land, Mr. Smith, Mr. Smith's revocable living trust (collectively, the 'beneficiaries'), the Company as the successor to AFL), has agreed to indemnify the beneficiaries against all liabilities, losses, costs and expenses (including, without limitation, fines, penalties, judgments, and legal fees) arising out of, or in anyway related to, (i) the presence, manufacturing or processing of 'hazardous substances' in, on or about the properties leased or subleased to the Company by the beneficiaries (where caused by the Company or a predecessor occupier of the premises), or (ii) the violation of any 'environmental law' by the Company. For purposes of the foregoing: 'hazardous substances' are materials or substances regulated under any environmental law (including, without limitation, chemical wastes, radioactive materials, and petroleum products and byproducts); and 'environmental laws' are any laws, rules and regulations relating to the protection of human health, safety, or the environment (including, without limitation, the Toxic Substances Control Act, the Comprehensive Environment Response, Compensation and Liability Act, and the Resource Conservation and Recovery Act of 1976). The beneficiaries paid $25,000 to AFL for this indemnification.

OTHER TRANSACTIONS

     H. Sean Mathis, a director of the Company, provides strategic advisory services to the Company pursuant to a five-year consulting agreement expiring in January 2000. Pursuant to such agreement, Mr. Mathis received a fee of $96,000 payable in 24 monthly installments which ended in December 1996.

                        DESCRIPTION OF CREDIT AGREEMENT

     In connection with the Transactions, the Company expects to enter into the $25.0 million revolving credit facility (the 'Credit Agreement') with
                        (the 'Lenders') [subject to borrowing base limitations]. The definitive Credit Agreement has not yet been fully negotiated and may contain more or less restrictive provisions than those set forth below. The information relating to the Credit Agreement is qualified in its entirety by reference to the complete text of the documents entered into or to be entered into in connection therewith. Borrowings under the Credit Agreement will be available for working capital and general corporate purposes, including letters of credit. The Credit Agreement will be secured by first priority liens on substantially all of the Company's assets. The Company expects to draw approximately $2.7 million under the Credit Agreement in connection with the consummation of the Transactions.

     The Credit Agreement will expire [three] years from the date of closing, unless extended. The interest rate per annum applicable to the Credit Agreement will be the prime rate, as announced by the Lenders plus a margin from [0.0% to 0.5%] or, at the Company's option, the Eurodollar rate plus a margin from [2.0% to 3.0%] based on the Company's ratio of [FIFO EBITDA minus capital expenditures to Interest Expense]. The Credit Agreement will permit the Company to prepay loans and to permanently reduce credit commitments or letters of credit, in whole or in part, at any time in certain minimum amounts. The Company will be required to pay certain fees in connection with the Credit Agreement, including a commitment fee of [0.5%] on the undrawn portion of the credit commitment.

     The Credit Agreement will contain customary representations and warranties and events of default and will require compliance with certain covenants by the Company, including, among other things: (i) maintenance of certain financial ratios and compliance with certain financial tests and limitations, (ii) limitations on the payment of capital expenditures, dividends, incurrence of additional indebtedness and granting of certain liens and (iii) restrictions on mergers, acquisitions, asset sales and investments.

     The availability of the Credit Agreement will be subject to various conditions precedent. [Advances will be made under the Credit Agreement based on a borrowing base comprised of eligible accounts receivable, inventory and net
fixed assets at the following advance rates:   % of the value of eligible
accounts receivable, plus   % of the value of eligible inventory, plus
approximately $   million on net fixed assets (which amortizes over time; minus
a reserve of $   million).]

                              DESCRIPTION OF NOTES

     As used below in this 'Description of Notes' section, the 'Company' means Allied Digital Technologies Corp. but not any of its subsidiaries and the 'Issuer' means Allied Digital, Inc., the issuer of the Notes. The Notes are to
be issued under an Indenture, to be dated as of               , 1998 (the
'Indenture'), among the Issuer, the Guarantors and IBJ Schroder Bank & Trust Company, as Trustee (the 'Trustee'). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'). The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the proposed form of the Indenture will be made available to prospective investors upon request. The statements under this caption relating to the Notes and the

Indenture are summaries and do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by such reference.

     The Notes will be general unsecured obligations of the Issuer, limited to $100,000,000 aggregate principal amount. The Notes will be senior subordinated obligations of the Issuer, subordinated in right of payment to all Senior Debt of the Issuer. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Initially, the Trustee will act as paying agent and registrar for the Notes.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will mature on               , 2008 and will bear interest at the
rate per annum shown on the cover page hereof from the Issue Date or from the most recent interest payment date to which interest has been paid or provided
for. Interest will be payable semiannually on               and               of
each year, commencing               , 1999, to the Person in whose name a Note
is registered (a 'Holder') at the close of business on the preceding
              or               (each, a 'Record Date'), as the case may be.
Interest on the Notes will be computed on the basis of a 360-day year of twelve 30- day months. Holders must surrender the Notes to the paying agent for the Notes to collect principal payments. The Issuer will pay principal and interest by check and may mail interest checks to a Holder's registered address.

OPTIONAL REDEMPTION

     The Notes will be subject to redemption, at the option of the Issuer, in
whole or in part, at any time on or after               , 2003, upon not less
than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at his address appearing in the register for the Notes, in amounts of $1,000 or an integral multiple of $1,000, at the following redemption prices (expressed as percentages of principal amount) plus accrued interest to but excluding the date fixed for redemption (subject to the right of Holders of record on the relevant Record Date to receive interest due on an interest payment date that is on or prior to the date fixed for redemption), if redeemed
during the 12-month period beginning               of the years indicated:

YEAR                                                             PERCENTAGE
--------------------------------------------------------------   ----------
2003..........................................................            %
2004..........................................................
2005..........................................................
2006 and thereafter...........................................     100.000%

     In addition, prior to               , 2001, the Issuer may redeem up to

33 1/3% of the principal amount of the Notes with the net cash proceeds received by the Company from one or more Public Equity Offerings at a redemption price
(expressed as a percentage of the principal amount) of      % of the principal
amount thereof, plus accrued and unpaid interest, if any, to the date fixed for redemption; provided, however, that at least $65 million in aggregate principal amount of the Notes remains outstanding immediately after any such redemption (excluding any Notes owned by the Issuer or any of its Affiliates). Notice of redemption pursuant to this paragraph must be mailed to Holders of Notes not later than 60 days following the consummation of the relevant Public Equity Offering.

     Selection of Notes for any partial redemption shall be made by the Trustee, in accordance with the rules of any national securities exchange on which the Notes may be listed or, if the Notes are not so listed, pro rata or by lot or in such other manner as the Trustee shall deem appropriate and fair. Notes in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. Notice of redemption will be mailed before the date fixed for redemption to each Holder of Notes to be redeemed at his or her registered address. On and after the date fixed for redemption, interest will cease to accrue on Notes or portions thereof called for redemption.

     The Notes will not have the benefit of any sinking fund.

RANKING

     The Issuer's obligations with respect to the payment of the principal of, premium, if any, and interest on, and all other obligations in respect of each and all of the Notes shall be subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full in cash of all Senior Debt of the Issuer.

     Upon any payment or distribution of assets or securities of the Issuer of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Issuer, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due with respect to Senior Debt of the Issuer (including any interest accruing subsequent to an event of bankruptcy to the extent that such interest is an allowed claim enforceable against the debtor under the Bankruptcy Code) shall first be paid in full, or payment provided for, in either case in cash or cash equivalents or otherwise in a form satisfactory to the holders of Senior Debt of the Issuer, before the Holders or the Trustee on their behalf shall be entitled to receive any Note Payment (as defined below). Before any Note Payment may be made by, or on behalf of, the Issuer of the principal of, premium, if any, or interest on, or any other obligation in respect of, the Notes upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of the Issuer of any kind or character, whether in cash, property or securities, to which the Holders or the Trustee on their behalf would be entitled, but for the subordination provisions of the Indenture, shall be made by the Issuer or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, directly to the holders of Senior Debt of the Issuer (pro rata to such holders on the basis of the respective amounts of Senior Debt held by such holders) or their representatives or to the trustee or trustees under any indenture pursuant to which any such Senior Debt may have been issued as their respective interests may appear, to the extent necessary to pay all such Senior Debt in full, in cash, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Debt.

     No direct or indirect payment, deposit or distribution of any kind or character, whether in cash, property or securities (including any payment made to Holders of the Notes under the terms of Indebtedness subordinated to the Notes, but excluding any payment or distribution of Permitted Junior Securities) by or on behalf of the Issuer of principal of, premium, if any, or interest (including Additional Interest) on, or any other obligation in respect of, the Notes (other than payments to Holders from funds held in trust for the benefit of Holders), whether pursuant to the terms of the Notes or upon acceleration, by way of repurchase, redemption, defeasance or otherwise (all such payments, deposits or distributions being referred to herein, individually and collectively, as a 'Note Payment'), shall be made if, at the time of such Note Payment, there exists a default in the payment when due of all or any portion of the obligations under or in respect of any Designated Senior Debt, whether at maturity, on account of mandatory redemption or prepayment, acceleration or otherwise (and the Trustee has received written notice thereof), and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Designated Senior Debt. In addition, during the continuance of any non-payment default or non-payment event of default with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated immediately without the giving of any notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, and upon receipt by the Trustee of notice (a 'Payment Blockage Notice') from a holder or holders of such Designated Senior Debt or the trustee or agent acting on behalf of such Designated Senior Debt, then, unless and until such default or event of default has been cured or waived or has ceased to exist or such Designated Senior Debt has been discharged or repaid in full, in cash, no Note Payment may be made by or on behalf of the

Issuer on account of or with respect to the Notes, except payments to Holders from funds held in trust for the benefit of Holders, during a period (a 'Payment Blockage Period') commencing on the date of receipt of such Payment Blockage Notice by the Trustee and ending 179 days thereafter. Notwithstanding anything herein to the contrary, (x) in no event will a Payment Blockage Period extend beyond 179 days from the date of the Payment Blockage Notice in respect thereof was given and (y) there must be 180 days in any 365 day period during which no Payment Blockage Period is in effect. Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 365 consecutive days. No default or event of default that existed or was continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Debt initiating such Payment Blockage Period may be, or be made, the basis for the commencement of any other Payment Blockage Period by the holder or holders of such Designated Senior Debt or the trustee or agent acting on behalf of such Designated Senior Debt, whether or not within a period of 365 consecutive days, unless such default or event of default has been cured or waived for a period of not less than 90 consecutive days.

     The failure to make any payment or distribution for or on account of the Notes by reason of the provisions of the Indenture described under this section will not be construed as preventing the occurrence of an Event of Default described in clause (a), (b) or (c) of the first paragraph under '--Events of Default.'

     By reason of the subordination provisions described above, in the event of insolvency of the Issuer, funds which would otherwise be payable to Holders will be paid to holders of Senior Debt of the Issuer to the extent necessary to repay such Senior Debt in full, and the Issuer may be unable to fully meet its obligations with respect to the Notes. Subject to the restrictions set forth in the Indenture, in the future the Issuer may incur additional Senior Debt.

     At January 31, 1998, on a pro forma basis after giving effect to the Transactions and the application of the net proceeds therefrom, there would have been approximately $3.7 million of Senior Debt of the Issuer outstanding.

THE GUARANTEES

     The Indenture will provide that the Guarantors will fully and unconditionally guarantee, jointly and severally, on a senior subordinated basis all of the obligations of the Issuer under the Indenture, including its obligation to pay principal, premium, if any, and interest with respect to the Notes.

     The Indenture will provide that if the Notes are defeased in accordance with the terms of the Indenture, or if all or substantially all of the assets of a Guarantor or all of the Capital Stock of a Guarantor is sold (including by issuance or otherwise) by the Company or any of its Restricted Subsidiaries in a transaction constituting an Asset Disposition, and if (x) the Net Available Proceeds from such Asset Dispositions are used in accordance with the covenant described under '--Covenants--Limitation on Certain Asset Dispositions' or (y) the Issuer delivers to the Trustee an Officers' Certificate to the effect that the Net Available Proceeds from such Asset Disposition shall be used in accordance with the covenant described under '--Covenants--Limitation on Certain Asset Dispositions' and within the time limits specified by such covenant, then such Guarantor (in the event of a sale or other disposition of all or substantially all of its assets) shall be released and discharged from its Guarantee obligations.

     The obligations of each Guarantor under the Guarantee are subordinated to the prior payment in full of all Senior Debt of such Guarantor on the same basis as the obligations of the Issuer on the Notes are subordinated to Senior Debt of the Issuer. The Guarantees will be pari passu in right of payment with any other senior subordinated indebtedness of each Guarantor and senior to all existing and future Subordinated Indebtedness of each Guarantor.

COVENANTS

     The Indenture contains, among others, the following covenants:

  Limitation on Indebtedness

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness), except:

          (i) Indebtedness of the Company or any of its Restricted Subsidiaries, if immediately after giving effect to the Incurrence of such Indebtedness and the receipt and application of the net proceeds thereof, the Consolidated Cash Flow Ratio of the Company for the four full fiscal quarters for which quarterly or annual financial statements are available next preceding the Incurrence of such Indebtedness, calculated on a pro forma basis in accordance with Article 11 of Regulation S-X under the Securities Act of 1933 or any successor provision as if such Indebtedness had been Incurred on the first day of such four full fiscal quarters, would
     be greater than [   ] to 1.00;

          (ii) [Indebtedness of the Company and its Restricted Subsidiaries, Incurred under the Credit Agreement in an aggregate amount not to exceed $[ ] million at any one time outstanding principal amount less the amount of any such Indebtedness that is permanently repaid or, without duplication, the amount by which commitments thereunder are permanently reduced, in either case, from the proceeds of Asset Dispositions (it being understood that the amount incurred under the Credit Agreement may be increased as a result of the operation of clause (xi) below);]

          (iii) Indebtedness owed by the Company to any direct or indirect Wholly Owned Subsidiary of the Company or Indebtedness owed by a direct or indirect Restricted Subsidiary of the Company to the Company or any direct or indirect Wholly Owned Subsidiary of the Company; provided, however, upon either (I) the transfer or other disposition by such direct or indirect Wholly Owned Subsidiary or the Company of any Indebtedness so permitted under this clause (iii) to a Person other than the Company or another direct or indirect Wholly Owned Subsidiary of the Company or (II) the issuance (other than directors' qualifying shares), sale, transfer or other disposition of shares of Capital Stock or other ownership interests (including by consolidation or merger) of such direct or indirect Wholly Owned Subsidiary to a Person other than the Company or another such Wholly Owned Subsidiary of the Company the provisions of this clause (iii) shall no longer be applicable to such Indebtedness and such Indebtedness shall be deemed to have been Incurred at the time of any such issuance, sale, transfer or other disposition, as the case may be;

          (iv) Indebtedness of the Company or any Restricted Subsidiary under any interest rate or other similar agreement to the extent entered into to hedge any other Indebtedness permitted to be Incurred under the Indenture (including the Notes);


          (v) Indebtedness of the Issuer under the Notes and Indebtedness outstanding on the Issue Date;

          (vi) Indebtedness Incurred to Refinance any Indebtedness outstanding on the Issue Date, any Indebtedness Incurred under the prior clause (i) above or the Notes and the Guarantee; provided, however, that (I) such Indebtedness does not exceed the principal amount (or accreted value, if less) of the Indebtedness so Refinanced plus the amount of any premium required to be paid in connection with such Refinancing pursuant to the terms of the Indebtedness being Refinanced or the amount of any premium reasonably determined by the issuer of such Indebtedness as necessary to accomplish such Refinancing by means of a tender offer, exchange offer, or privately negotiated repurchase, plus the expenses of such issuer reasonably Incurred in connection therewith and (II)(A) in the case of any Refinancing of Indebtedness that is pari passu with the Notes, such Refinancing Indebtedness is made pari passu with or subordinate in right of payment to the Notes, and, in the case of any Refinancing of Indebtedness that is subordinate in right of payment to the Notes, such Refinancing Indebtedness is subordinate in right of payment to the Notes on terms no less favorable to the Holders than those contained in the Indebtedness being Refinanced, (B) in either case, the Refinancing Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, does not have an Average Life that is less than the remaining Average Life of the Indebtedness being Refinanced and does not require redemption or other retirement (including pursuant to any required offer to purchase to be made by the Company or a Restricted Subsidiary) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Indebtedness being Refinanced, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to a required offer to purchase made by the Company or a Restricted Subsidiary) which is conditioned upon a change of control of the Company or any Restricted Subsidiary pursuant to provisions substantially similar to those contained in the Indenture described under '--Change of Control' below and (C) any Indebtedness Incurred to Refinance any Indebtedness is Incurred by the obligor on the Indebtedness being Refinanced or by a Guarantor; provided, further, that clause (II) of the immediately preceding proviso shall not apply to any Indebtedness Incurred to Refinance term loans under the Credit Agreement outstanding on the Issuer Date or to subsequent Refinancings of any such refinancing Indebtedness;

          (vii) Indebtedness of the Guarantors, under the Guarantees incurred in accordance with the Indenture;

          (viii) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any

     Person owning such assets) in an aggregate principal amount outstanding not to exceed 10% of Tangible Assets at any time (which amount may, but need not, be incurred in whole or in part under the Credit Agreement) provided that the principal amount of such Indebtedness does not exceed the fair market value of such property or equipment;

          (ix) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self-insurance, and obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

          (x) guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred hereunder; and

          (xi) Indebtedness of the Company or its Restricted Subsidiaries not otherwise permitted to be Incurred pursuant to clauses (i) through (x) above which, together with any other outstanding Indebtedness Incurred pursuant to this clause (xi), has an aggregate principal amount not in excess of $[ ] million at any time outstanding, which Indebtedness may be incurred under the Credit Agreement or otherwise.

  Limitation on Senior Subordinated Indebtedness

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness that by its terms would expressly rank senior in right of payment to the Notes or the Guarantees, as the case may be, and expressly rank subordinate in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary.

  Limitation on Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly,

          (i) declare or pay any dividend, or make any distribution of any kind or character (whether in cash, property or securities), on or in respect of any class of the Capital Stock of the Company or any of its Restricted Subsidiaries or to the holders thereof, excluding any (x) dividends or distributions payable solely in shares of Qualified Stock of the Company or any of its Restricted Subsidiaries or in options, warrants or other rights to acquire Qualified Stock of the Company or any of its Restricted Subsidiaries, (y) in the case of any Restricted Subsidiary of the Company, dividends or distributions payable to the Company or a Restricted Subsidiary of the Company, or (z) in the case of any Guarantor, dividends or distributions payable to the Issuer or another Guarantor,

          (ii) purchase, redeem, or otherwise acquire or retire for value shares of Capital Stock of the Company or any of its Restricted Subsidiaries, any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any of its Restricted Subsidiaries or any securities convertible or exchangeable into shares of Capital Stock of the Company or any of its Restricted Subsidiaries, excluding any such shares of Capital Stock, options, warrants, rights or securities which are owned by the Company or a Restricted Subsidiary of the Company,

          (iii) make any Investment (other than a Permitted Investment) in, or make any payment on a guarantee of any obligation of, any Person, other than the Company or a direct or indirect Wholly Owned Subsidiary of the Company, or

          (iv) redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Subordinated Indebtedness (each of the transactions described in clauses (i) through (iv) (other than any exception to any such clause) being a 'Restricted Payment')

          if at the time thereof:

             (1) a Default or an Event of Default shall have occurred and be continuing, or

             (2) upon giving effect to such Restricted Payment, the Company could not Incur at least $1.00 of additional Indebtedness pursuant to the terms of the Indenture described in clause (i) of '--Limitation on Indebtedness' above, or

             (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments made on or after the Issue Date exceeds the sum of: (a) 50% of cumulative Consolidated Net Income of the Company (or, in the case cumulative Consolidated Net Income of the Company shall be negative, less 100% of such deficit) since the end of the fiscal quarter in which the Issue Date occurs through the last day of the fiscal quarter ending on or prior to the date of such proposed Rendered Payment for which financial statements are available; plus (b) 100% of the aggregate net proceeds received after the Issue Date, including the fair market value of property other than cash (determined in good faith by the Board of Directors of the Company as evidenced by a resolution of such Board of Directors filed with the Trustee), from the issuance of, or equity contribution with respect to, Qualified Stock of the Company and warrants, rights or options on Qualified Stock of the Company (other than in respect of any such issuance to a Restricted Subsidiary of the Company) and the principal amount of Indebtedness of the Company or any of its Restricted Subsidiaries that has been converted into or exchanged for Qualified Stock of the Company which Indebtedness was Incurred after the Issue Date; plus (c) 100% of the aggregate after-tax net proceeds, including the fair market value of property other than cash (determined in good faith by the Board of Directors of the Company as evidenced by a resolution of such Board of Directors filed with the Trustee) from the sale or other disposition of any Investment constituting a Restricted Payment made after the Issue Date; provided, however, that any gain on the sale or disposition included in such after tax net proceeds shall not be included in determining Consolidated Net Income for purposes of clause (a) above; and provided, further, that amounts included in this clause (c) shall not exceed the Net investment by the Company and its Restricted Subsidiaries in the asset so sold or disposed.

     The foregoing provision will not prohibit (i) any dividend on any class of Capital Stock of the Company or any of its Restricted Subsidiaries paid within 60 days after the declaration thereof if, on the date when the dividend was declared, the Company or such Restricted Subsidiary, as the case may be, could have paid such dividend in accordance with the provisions of the Indenture, (ii) the Refinancing of any Indebtedness otherwise permitted pursuant to the terms of the Indenture described in clause (vi) of '--Limitation on Indebtedness' above,
(iii) the exchange or conversion of any Indebtedness of the Company or any of its Restricted Subsidiaries for or into Qualified Stock of the Company, (iv) so long as no Default or Event of Default has occurred and is continuing, any Investment made with the proceeds of a substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Qualified Stock of the Company; provided, however, that the proceeds of such sale of Qualified Stock shall not be (and have not been) included in subclause (b) of clause (3) of the preceding paragraph, (v) the redemption, repurchase, retirement or other acquisition of any Capital Stock of the Company in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted

Subsidiary of the Company) of Qualified Stock of the Company; provided, however, that the proceeds of such sale of Capital Stock shall not be (and have not been) included in subclause (b) of clause (3) of the preceding paragraph, (vi) so long as no Default or Event of Default has occurred and is continuing, other
Restricted Payments of up to $[           ] in the aggregate, and (vii) payments
in lieu of fractional shares in an amount not in excess of $100,000 in the aggregate. Each Restricted Payment described in clauses (i) (to the extent not already taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause 3 above), (vi) and (vii) of the previous sentence shall be taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (3) of the preceding paragraph.

     The Indenture will provide that for purposes of this covenant, (i) an 'Investment' shall be deemed to have been made at the time any Restricted Subsidiary is designated as an Unrestricted Subsidiary in an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated as an Unrestricted Subsidiary; (ii) at any date the aggregate of all Restricted Payments made as Investments since the Issue Date shall exclude and be reduced by an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of an Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed, in the case of any such redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the amount of Investments previously made by the Company and the Restricted Subsidiaries in such Unrestricted Subsidiary (in each case (i) and (ii) 'net worth' to be calculated based upon the fair market value of the assets of such Subsidiary as of any such date of designation which shall, in no event, be less than zero); and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

  Limitations Concerning Distributions and Transfers by Restricted Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company (other than the Issuer) to (i) pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company, (ii) make loans or advances to the Company or any other Restricted Subsidiary of the Company or
(iii) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (a) any agreement in effect on the Issue Date as any such agreement is in effect on such date, (b) the Credit Agreement, (c) any agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company and outstanding on such date and not Incurred in anticipation or contemplation of becoming a Restricted Subsidiary and provided such encumbrance or restriction shall not apply to any assets of the Company or its Restricted Subsidiaries other than such Restricted Subsidiary, (d) customary provisions contained in an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary; provided, however, that such encumbrance or restriction is applicable only to such Restricted Subsidiary or assets, (e) an agreement effecting a Refinancing or amendment of Indebtedness Incurred pursuant to an agreement referred to in clause (a) above; provided, however, that the provisions contained in such Refinancing or amendment agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement that is the subject thereof in the reasonable judgment of the Board of Directors of the Company as evidenced by a resolution of such Board of Directors filed with the Trustee, (f) the Indenture,
(g) applicable law, (h) customary provisions restricting subletting or assignment of any lease governing any leasehold interest of any Restricted Subsidiary of the Company, (i) restrictions contained in Indebtedness permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under '--Limitation on Indebtedness'; provided, however that any such restrictions are ordinary and customary with respect to the type of Indebtedness incurred, (j) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (iii) of this covenant or (k) restrictions of the type referred to in clause (iii) of this covenant contained in security agreements securing Indebtedness of a Restricted Subsidiary of the Company to the extent that such Liens were otherwise incurred in accordance with '--Limitation on Liens' below and restrict the transfer of property subject to such agreements.

LIMITATION ON LIENS

     Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, incur any Lien on or with respect to any property or assets of the Company or such Restricted Subsidiary owned on the Issue Date or thereafter acquired or on the income or profits thereof, which Lien secures Indebtedness, without making, or causing any such Restricted Subsidiary to make, effective provision for securing the Notes and all other amounts due under the Indenture (and, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary, including Subordinated Indebtedness; provided, however, that Liens securing the Notes and any Indebtedness pari passu with the Notes are senior to such Liens securing such Subordinated Indebtedness) equally and ratably with such Indebtedness or, in the event such Indebtedness is subordinate in right of payment to the Notes or the Guarantees prior to such Indebtedness, as to such property or assets for so long as such Indebtedness shall be so secured.

     The foregoing restrictions shall not apply to (i) Liens existing on the Issue Date securing Indebtedness existing on the Issue Date; (ii) Liens securing Senior Debt (including Liens securing Indebtedness outstanding under the Credit Agreement) and any guarantees thereof to the extent that the Indebtedness secured thereby is permitted to be incurred under the covenant described under '--Limitation on Indebtedness' above; (iii) Liens securing only the Notes and the Guarantees; (iv) Liens in favor of the Company or a Guarantor; (v) Liens to secure Indebtedness Incurred by the Company or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property (or any other capital expenditure financing) subject to such Liens; provided, however, that (a) the aggregate principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item, (c) the Indebtedness secured by such Lien is Incurred by the Company or such Restricted Subsidiary within 180 days of the acquisition, construction or improvement of such property and (d) the Incurrence of such Indebtedness is permitted by the provisions of the Indenture described under '--Limitation on Indebtedness' above; (vi) Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation or contemplation of the financing of such acquisition); (vii) Liens on property of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Company or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof); (viii) Liens to secure Indebtedness Incurred to Refinance, in whole or in part, any Indebtedness secured by Liens referred to in the foregoing clauses (i)-(vii) so long as such Liens do not extend to any other property and the principal amount of Indebtedness so secured is not increased except for the amount of any premium required to be paid in connection with such Refinancing pursuant to the terms of the Indebtedness Refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such Refinancing by means of a tender offer, exchange offer or privately negotiated repurchase, plus the expenses of the issuer of such Indebtedness reasonably incurred in connection with such Refinancing; (ix) Liens in favor of the Trustee as provided for in the Indenture on money or property held or collected by the Trustee in its capacity as Trustee; and (x) Liens incurred in the ordinary course of business securing assets not having a fair market value
in excess of $[       ].

  Limitation on Certain Asset Dispositions

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make one or more Asset Dispositions unless: (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration for such Asset Disposition at least equal to the fair market value of the assets sold or disposed of as determined by the Board of Directors of the Company in good faith and evidenced by a resolution of such Board of Directors filed with the Trustee; (ii) not less than 75% of the consideration for the disposition consists of cash or readily marketable cash equivalents or the assumption of Indebtedness (other than non-recourse Indebtedness or any Subordinated Indebtedness) of the Company or such Restricted Subsidiary or other obligations relating to such assets (and release of the Company or such Restricted Subsidiary from all liability on the Indebtedness or other obligations assumed); and (iii) all Net Available Proceeds, less any amounts invested within 360 days of such Asset Disposition in assets related to the business of the Company (including the Capital Stock of another Person (other than any Person that is a Restricted Subsidiary of the Company immediately prior to such investment); provided, however, that immediately after giving effect to any such investment (and not prior thereto) such Person shall be a Restricted Subsidiary of the

Company), are applied, on or prior to the 360th day after such Asset Disposition, unless and to the extent that the Issuer shall determine to make an Offer to Purchase, to the permanent reduction and prepayment of any Senior Debt of the Issuer then outstanding (including a permanent reduction of commitments in respect thereof). Any Net Available Proceeds from any Asset Disposition which is subject to the immediately preceding sentence that are not applied as provided in the immediately preceding sentence shall be used promptly after the expiration of the 360th day after such Asset Disposition, or promptly after the Issuer shall have earlier determined to not apply any Net Available Proceeds therefrom as provided in clause (iii) of the immediately preceding sentence, to make an Offer to Purchase outstanding Notes at a purchase price in cash equal to 100% of their principal amount plus accrued interest to the Purchase Date. Notwithstanding the foregoing, the Issuer may defer making any Offer to Purchase outstanding Notes until there are aggregate unutilized Net Available Proceeds from Asset Dispositions otherwise subject to the two immediately preceding
sentences equal to or in excess of $[       ] million (at which time, the entire
unutilized Net Available Proceeds from Asset Dispositions otherwise subject to the two immediately preceding sentences, and not just the amount in excess of
$[       ] million, shall be applied as required pursuant to this paragraph).
Any remaining Net Available Proceeds following the completion of the required Offer to Purchase may be used by the Issuer for any other purpose (subject to the other provisions of the Indenture) and the amount of Net Available Proceeds then required to be otherwise applied in accordance with this covenant shall be reset to zero, subject to any subsequent Asset Disposition. These provisions will not apply to a transaction consummated in compliance with the provisions of the Indenture described under '--Mergers, Consolidations and Certain Sales of Assets' below.

     In the event that the Issuer makes an Offer to Purchase the Notes, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

  Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, (a) transfer, convey, sell or otherwise dispose of any shares of Capital Stock of any Restricted Subsidiary of the Company (other than to the Company or a Wholly Owned Subsidiary of the Company), except that the Company and any such Restricted Subsidiary may, in any single transaction, sell all, but not less than all, of the issued and outstanding Capital Stock of any such Restricted Subsidiary to any Person, subject to complying with the provisions of the Indenture described under '--Limitation on Certain Asset Dispositions' above and '-- Change of Control' and 'Mergers, Consolidations and Certain Sales of Assets' below and (b) issue shares of Capital Stock of a Restricted Subsidiary of the Company (other than directors' qualifying shares), or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, Capital Stock of a Restricted Subsidiary of the Company to any Person other than to the Company or a Wholly Owned Subsidiary of the Company.

  Limitation on Transactions with Affiliates and Related Persons

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into directly or indirectly any transaction with any of their respective Affiliates or Related Persons (other than the Company or a Restricted Subsidiary of the Company), including, without limitation, the purchase, sale, lease or exchange of property, the rendering of any service, or the making of any guarantee, loan, advance or Investment, either directly or indirectly, involving aggregate consideration in excess of
$[       ] unless a majority of the disinterested directors of the Board of
Directors of the Company determines, in its good faith judgment evidenced by a resolution of such Board of Directors filed with the Trustee, that the terms of such transaction are at least as favorable as the terms that could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arms-length basis between unaffiliated parties; provided, however, that if the aggregate consideration is in excess of
$[       ] the Company shall also obtain, prior to the consummation of the transaction, the favorable opinion as to the fairness of the transaction to the Company or such Restricted Subsidiary, from a financial point of view from an independent financial advisor. The provisions of this covenant shall not apply to (i) transactions permitted by the provisions of the Indenture described above under the caption '--Limitation on Restricted Payments' above, (ii) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors and employees of the Company and its Restricted Subsidiaries as determined in good faith by the Board of Directors of the Company, (iii) loans to employees in the ordinary course of business which are approved in good faith by the Board of Directors of the Company and (iv) transactions exclusively between or among the Issuer and the Guarantors or exclusively between or among such Guarantors, provided such transactions are not otherwise prohibited by the Indenture.

  Change of Control

     Within 30 days following the date of the consummation of a transaction resulting in a Change of Control, the Issuer will commence an Offer to Purchase all outstanding Notes at a purchase price in cash equal to 101% of their principal amount plus accrued interest, if any, to the Purchase Date. Such Offer to Purchase will be consummated not earlier than 30 days and not later than 60 days after the commencement thereof. Each Holder shall be entitled to tender all or any portion of the Notes owned by such holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must be an integral multiple of $1,000 principal amount. A 'Change of Control' will be deemed to have occurred in the event that (whether or not otherwise permitted by the Indenture), after the Issue Date (a) any Person or any Persons acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a 'Group'), together with any Affiliates or Related Persons thereof, other than Permitted Holders, shall 'beneficially own' (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least [ ]% of the voting power of the outstanding Voting Stock of the Company or the Issuer; (b) any sale, lease or other transfer (in one transaction or a series of related transactions) is made by the Company or any of its Restricted Subsidiaries of all or substantially all of the consolidated assets of the Company and its Restricted Subsidiaries to any Person; (c) the Company consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which immediately after the consummation thereof Persons owning a majority of the Voting Stock of the Company immediately prior to such consummation shall cease to own a majority of the Voting Stock of the Company or the surviving entity if other than the Company; (d) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company; or (e) the stockholders of the Company or the Issuer approve any plan or proposal for the liquidation or dissolution of the Company or the Issuer.

     In the event that the Issuer makes an Offer to Purchase the Notes, the Issuer shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

     With respect to the sale of assets referred to in the definition of 'Change of Control,' the phrase 'all or substantially all' of the assets of the Company will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of 'all or substantially all' of the assets of the Company has occurred. In addition, no assurances can be given that the Issuer will be able to acquire Notes tendered upon the occurrence of a Change of Control. The ability of the Issuer to pay cash to the holders of Notes upon a Change of Control may be limited by its then existing financial resources. The Credit Agreement will contain certain covenants prohibiting, or requiring waiver or consent of the lenders thereunder prior to, the repurchase of the Notes upon a Change of Control and future debt agreements of the Company and its Restricted Subsidiaries may provide the same. If such waivers or consents are not obtained or such Indebtedness is not repaid, the Issuer will remain prohibited from repurchasing the Notes. In such event, the Issuer's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would in turn constitute a default under the Credit Agreement and possibly other Indebtedness. None of the provisions relating to a repurchase upon a Change of Control are waivable by the Board of Directors of the Company or the Trustee.

     The foregoing provisions will not prevent the Company or its Restricted Subsidiaries from entering into transactions of the types described above with management or their affiliates. In addition, such provisions may not necessarily afford the Holders of the Notes protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the Holders because such transactions may not involve a shift in voting power or beneficial ownership, or even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger the provisions.

  Additional Guarantors

     The Indenture will provide that the Company will not create or acquire, nor permit any of its Restricted Subsidiaries to create or acquire, any Restricted Subsidiary after the Issue Date unless, at the time such Restricted Subsidiary has either assets or stockholder's equity in excess of $25,000, such Restricted Subsidiary (a) executes and delivers to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer's obligations under the Notes and the Indenture on the terms set forth in the Indenture and (b) delivers to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restated Subsidiary and continues a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

  Provision of Financial Information

     Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were so required, such documents to be filed with the Commission on or prior to the respective dates (the 'Required Filing Dates') by which the Company would have been required so to file such documents if the Company were so required. Regardless of whether the Company files such reports or other documents with the

Commission, the Company shall (a) within 15 days of each Required Filing Date
(i) transmit by mail to all Holders of Notes, as their names and addresses appear in the Note Register, without cost to such Holders, and (ii) file with the Trustee, copies of such annual reports, quarterly reports and other documents, and (b) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective holder of Notes.

  Mergers, Consolidations and Certain Sales of Assets

     The Company will not consolidate or merge with or into any Person, or sell, assign, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to consolidate or merge with or into any Person or sell, assign, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries), whether as an entirety or substantially an entirety in one transaction or a series of related transactions, including by way of liquidation or dissolution, to any Person unless, in each such case: (i) the entity formed by or surviving any such consolidation or merger (if other than the Company or such Restricted Subsidiary, as the case may be), or to which such sale, assignment, lease, conveyance or other disposition shall have been made (the 'Surviving Entity'), is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Surviving Entity assumes by supplemental indenture all of the obligations of the applicable Guarantor under its Guarantee and the Indenture or the Issuer on the Notes and under the Indenture, as the case may be; (iii) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company or the Surviving Entity, as the case may be, (A) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (B) could Incur at least $1.00 of Indebtedness pursuant to clause (i) of the provisions of the Indenture described under '--Limitation on Indebtedness' above; (iv) immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or any of its such Restricted Subsidiaries as a result of such transaction as having been incurred by the Company or such Restricted Subsidiary, as the case may be, at the time of the transaction, no Default or Event of Default shall have occurred and be continuing; and (v) if, as a result of any such transaction, property or assets of the Company or a Restricted Subsidiary would become subject to a Lien not excepted from the provisions of the Indenture described under '--Limitation on Liens' above, the Company, the Restricted Subsidiary or the Surviving Entity, as the case may be, shall have secured the Notes as required by said covenant. The provisions of this paragraph shall not apply to any merger of a Restricted Subsidiary of the Company (other than the Issuer) with or into the Company or a Wholly Owned Subsidiary of the Company.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due (whether or not prohibited by the provisions of the Indenture described under '--Ranking' above); (b) failure to pay any interest on any Note when due and payable, and the default continues for 30 days (whether or not prohibited by the provisions of the Indenture described under '--Ranking' above); (c) default in the payment of principal of and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under '--Covenants--Change of Control' and '--Covenants-- Limitation on Certain Asset Dispositions' above when due and payable (whether or not prohibited by the provisions of the Indenture described under '--Ranking' above); (d) failure to perform or comply with any of the provisions described under '--Covenants--Mergers, Consolidations and Certain Sales of Assets' above; (e) failure to perform any other covenant or agreement of the Company or its Restricted Subsidiaries under the Indenture or the Notes and the default continues for 30 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of outstanding Notes; (f) default under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any of its Restricted Subsidiaries
having an outstanding principal amount of $[       ] million or more
individually or in the aggregate that has resulted in the acceleration of the payment of such Indebtedness or failure to pay principal when due at the stated maturity of any such Indebtedness; (g) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Subsidiaries
in an amount of $[       ] million or more which remains undischarged or
unstayed for a period of 60 days after the date on which the right to appeal has expired; (h) certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Subsidiaries; and (i) a Guarantee ceases to be in full force and effect or is declared null and void and unenforceable or is found to be invalid or a Guarantor denies its liability under the Guarantee (other than by reason of a release of such Guarantor from the Guarantee in accordance with the terms of the Indenture and the Guarantee).

     If an Event of Default (other than an Event of Default with respect to the Company or the Issuer described in clause (h) of the preceding paragraph) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (h) of the preceding paragraph with respect to the Company or the Issuer occurs, the outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any holder. For information as to waiver of defaults, see '--Modification and Waiver.'

     The Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Notes, give the holders thereof notice of all uncured Defaults or Events of Default known to it; provided, however, that, except in the case of an Event of Default or a Default in payment with respect to the Notes or a Default or Event of Default in complying with '--Covenants--Mergers, Consolidations and Certain Sales of Assets,' the Trustee shall be protected in withholding such notice if and so long as the Board of Directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the holders of the Notes.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

     The Issuer will be required to furnish to the Trustee annually a statement as to its performance of certain of its obligations under the Indenture and as to any default in such performance.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

     The Issuer may terminate its substantive obligations in respect of the Notes and the substantive obligations of the Guarantors in respect of the Guarantees by delivering all outstanding Notes to the Trustee for cancellation and paying all sums payable by the Issuer on account of principal of, premium, if any, and interest on all Notes or otherwise. In addition to the foregoing, the Issuer may, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (h) of '--Events of Default' above, any time on or prior to the 91st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) and provided that no default under any Senior Debt would result therefrom, terminate its substantive obligations in respect of the Notes and the substantive obligations of the Guarantors in respect of the Guarantees (except for the Issuer's obligation to pay the principal of (and premium, if any, on) and the interest on the Notes and such Guarantors' guarantee thereof) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining indebtedness on the Notes, (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Issuer's exercise of its option under this paragraph will not result in the Issuer, the Trustee or the trust created by the Issuer's deposit of funds pursuant to this provision becoming or being deemed to be an 'investment company' under the Investment Company Act of 1940, as amended, and (iv) complying with certain other requirements set forth in the Indenture. In addition, the Issuer may, provided that no Default or Event of

Default has occurred, and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (h) of '--Events of Default' above, any time on or prior to the 91st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) and provided that no default under any Senior Debt would result therefrom, terminate all of its substantive obligations in respect of the Notes and all of the substantive obligations of the Guarantors in respect of the Guarantees (including the Issuer's obligation to pay the principal of (and premium, if any, on) and interest on the Notes and such Guarantors' guarantee thereof by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining indebtedness on the Notes, (ii) delivering to the Trustee either a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations or an Opinion of Counsel based upon such a ruling addressed to the Trustee or a change in the applicable Federal tax law since the date of the Indenture, to such effect, (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Issuer's exercise of its option under this paragraph will not result in the Company, the Trustee or the trust created by the Issuer's deposit of funds pursuant to this provision becoming or being deemed to be an 'investment company' under the Investment Company Act of 1940, as amended, and (iv) complying with certain other requirements set forth in the Indenture.

     The Issuer may make an irrevocable deposit pursuant to this provision only if at such time it is not prohibited from doing so under the subordination provisions of the Indenture or certain covenants in the instruments governing Senior Debt and the Issuer has delivered to the Trustee and any Paying Agent an Officers' Certificate to that effect.

GOVERNING LAW

     The Indenture, the Notes and the Guarantee will be governed by the laws of the State of New York without regard to principles of conflicts of laws.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Issuer and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Note affected thereby,
(a) change the Stated Maturity of the principal of or any installment of interest on any Note or alter the optional redemption or repurchase provisions of any Note or the Indenture in a manner adverse to the holders of the Notes,
(b) reduce the principal amount of (or the premium on) any Note, (c) reduce the rate of or extend the time for payment of interest on any Note, (d) change the place or currency of payment of principal of (or premium) or interest on any Note, (e) modify any provisions of the Indenture relating to the waiver of past defaults (other than to add sections of the Indenture subject thereto) or the right of the holders to institute suit for the enforcement of any payment on or with respect to any Note or the Guarantee or the modification and amendment of the Indenture and the Notes (other than to add sections of the Indenture or the Notes which may not be amended, supplemented or waived without the consent of each holder affected),
(f) reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or for waiver of any Default, (g) waive a default in the payment of principal of, interest on, or redemption payment with respect to, any Note (except a recision of acceleration of the Notes by the holders as provided in the Indenture and a waiver of the payment default that resulted from such acceleration), (h) modify the ranking or priority of the Notes or the Guarantee or modify the definition of Senior Debt or Designated Senior Debt or amend or modify the subordination provisions of the Indenture in any manner adverse to the Holders, (i) release the Guarantors from any of their respective obligations under the Guarantee or the Indenture otherwise than in accordance with the Indenture, or (j) modify the provisions relating to any Offer to Purchase required under the covenants described under '--Covenants--Limitation on Certain Asset Dispositions' or '--Covenants--Change of Control' in a manner materially adverse to the holders of Notes with respect to any Asset Disposition that has been consummated or Change of Control that has occurred.

     The Holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all Holders of Notes, may waive compliance by the Company and its Restricted Subsidiaries with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all Holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Note tendered pursuant to an Offer to Purchase, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, the Guarantors, or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or an Affiliate of the Company; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM


     The certificates representing the Notes will be issued in fully registered form without interest coupons.

     The Notes will be issued in the form of one or more fully registered Global Notes (the 'Global Notes') that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as Depositary (the 'Depositary'), and registered in the name of Cede & Co., the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     The Depositary has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the 'Participants') and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a

Participant, either directly or indirectly ('indirect participants'). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

     The Depositary advises that its established procedures provide that (i) upon issuance of the Notes by the Issuer, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amounts of the Notes purchased by the Underwriters and (ii) ownership of interests in the Global Notes will be shown on, and the transfer of the ownership will be effected only through, records maintained by the Depositary, the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to that extent.

     So long as a nominee of the Depositary is the registered owner of the Global Notes, that nominee for all purposes will be considered the sole owner or holder of such Global Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if the beneficial owner is not a Participant, on the procedures of the Participant through which the beneficial owner owns its interest, to exercise any rights of a Holder under the Indenture. The Issuer understands that under existing practice, if the Issuer requests any action of the Holders, or a beneficial owner desires to take any action a holder is entitled to take, the

Depositary would act upon the instructions of, or authorize, the Participant to take such action.

     None of the Issuer, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Notes registered in the name of the Depositary's nominee will be made by the Trustee to the Depositary. Under the terms of the Indenture, the Issuer and the Trustee will treat the persons in whose names the Notes are registered as the owners of the Notes for the purpose of receiving payment of principal of and interest on the Notes and for all other purposes whatsoever. Therefore, none of the Issuer, the Trustee or any Paying Agent has any direct responsibility or liability for the payment of principal of or interest on the Notes to owners of beneficial interests in the Global Notes. The Depositary has advised the Issuer and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depositary, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in 'street name,' and will be the responsibility of the Participants or indirect participants.

     If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Issuer within 90 days, the Issuer will issue Notes in definitive form in exchange for the Global Notes. In addition, the Issuer may at any time determine not to have the Notes represented by Global Notes and, in such event, will issue Notes in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

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SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest to the Depositary will be made by the Issuer in immediately available funds. The Notes will trade in the Depository Trust Company's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Notes.


CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     'Acquired Indebtedness' means, with respect to any Person, Indebtedness of such Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from another Person, including Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

     'Affiliate' of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with any specified Person. For purposes of this definition, 'control' when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms 'controlling' and 'controlled' have meanings correlative to the foregoing.

     'Asset Disposition' means any sale, transfer or other disposition (including, without limitation, by merger, consolidation or sale-and-leaseback transaction) of (i) shares of Capital Stock of a Restricted Subsidiary of the Company (other than directors' qualifying shares) or (ii) property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that an Asset Disposition shall not include (a) any sale, transfer or other disposition of shares of Capital Stock, property or assets by a Restricted Subsidiary of the Company (other than the Issuer) to the Issuer or to any Guarantor, (b) any sale, transfer or other disposition of defaulted receivables for collection or any sale, transfer or other disposition of property or assets in the ordinary course of business, (c) any isolated sale, transfer or other disposition that does not involve aggregate
consideration in excess of $[        ] individually, (d) the grant in the
ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property, (e) any Lien (or foreclosure thereon) securing Indebtedness to the extent that such Lien is granted in compliance with '--Covenants--Limitation on Liens' above, (f) any Restricted Payment permitted by '--Covenants--Limitation on Restricted Payments' above, (g) any disposition of assets or property in the ordinary course of business to the extent such property or assets are obsolete, worn-out or no longer useful in the Company's or its Restricted Subsidiaries' business, (h) the sale, lease, conveyance or disposition or other transfer of all or substantially all of the assets of the Company as permitted under '--Covenants--Mergers, Consolidations and Certain Sales of Assets' above; provided, however, that the assets not so sold, leased, conveyed, disposed of or otherwise transferred shall be deemed an Asset Disposition or (i) any disposition that constitutes a Change of Control.

     'Average Life' means, as of the date of determination, with respect to any Indebtedness for borrowed money or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal or liquidation value payments of such Indebtedness or Preferred Stock, respectively, and the amount of such principal or liquidation value payments, by (ii) the sum of all such principal or liquidation value payments.

     'Bankruptcy Code' means Title 11, United States Code.

     'Capital Lease Obligations' of any Person means the obligations to pay rent or other amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person

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

which are required to be classified and accounted for as a capital lease or liability on the face of a balance sheet of such Person in accordance with GAAP. The amount of such obligations shall be the capitalized amount thereof in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     'Capital Stock' of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person (including any Preferred Stock outstanding on the Issue Date).

     'Citicorp' means Citicorp, a Delaware corporation.

     'Common Stock' of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     'Consolidated Cash Flow Available For Fixed Charges' of any Person means for any period the Consolidated Net Income of such Person for such period increased (to the extent Consolidated Net Income for such period has been reduced thereby) by the sum of (without duplication) (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of such Person prepared in accordance with GAAP for such period, plus (iv) any other non-cash charges to the extent deducted from or reflected in Consolidated Net Income except for any non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period.

     'Consolidated Cash Flow Ratio' of any Person means for any period the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of such Person for such period to (ii) the sum of (A) Consolidated Interest Expense of such Person for such period, plus (B) the annual interest expense with respect to any Indebtedness proposed to be Incurred by such Person or its Restricted Subsidiaries, minus (C) Consolidated Interest Expense of such Person to the extent included in clause (ii)(A) with respect to any Indebtedness that will no longer be outstanding as a result of the Incurrence of the Indebtedness proposed to be Incurred, plus (D) the annual interest expense with respect to any other

Indebtedness Incurred by such Person or its Restricted Subsidiaries since the end of such period to the extent not included in clause (ii)(A), minus (E) Consolidated Interest Expense of such Person to the extent included in clause
(ii)(A) with respect to any Indebtedness that no longer is outstanding as a result of the Incurrence of the Indebtedness referred to in clause (ii)(D); provided, however, that in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation (after giving effect to any hedge in respect of such Indebtedness that will, by its terms, remain in effect until the earlier of the maturity of such Indebtedness or the date one year after the date of such determination) had been the applicable rate for the entire period; provided, further, however, that, in the event such Person or any of its Restricted Subsidiaries has made any Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during or after such period and on or prior to the date of measurement, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period. Calculations of pro forma amounts in accordance with this definition shall be done in accordance with Article 11 of Regulation S-X under the Securities Act of 1933 or any successor provision and may include reasonably ascertainable cost savings.

     'Consolidated Income Tax Expense' of any Person means for any period the consolidated provision for income taxes of such Person and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with GAAP.

     'Consolidated Interest Expense' for any Person means for any period, without duplication, (a) the consolidated interest expense included in a consolidated income statement (without deduction of interest or finance charge income) of such Person and its Restricted Subsidiaries for such period calculated on a

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consolidated basis in accordance with GAAP and (b) dividend requirements of such
Person and its Restricted Subsidiaries with respect to Disqualified Stock and with respect to all other Preferred Stock of Restricted Subsidiaries of such Person (in each case whether in cash or otherwise (except dividends payable solely in shares of Capital Stock of such Person or such Restricted Subsidiary)) paid, declared, accrued or accumulated during such period times a fraction the numerator of which is one and the denominator of which is one minus the then effective consolidated Federal, state and local tax rate of such Person, expressed as a decimal.

     'Consolidated Net Income' of any Person means for any period the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, however, that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not net loss) of any Restricted Subsidiary of such Person which is subject to restrictions which prevent or limit the payment of dividends or the making of distributions to such Person to the extent of such restrictions (regardless of any waiver thereof), (c) non-cash gains and losses due solely to fluctuations in currency values, (d) the net income of any Person that is not a Restricted Subsidiary of such Person, except to the extent of the amount of dividends or other distributions representing such Person's proportionate share of such other Person's net income for such period actually paid in cash to such Person by such other Person during such period, (e) gains but not losses on Asset Dispositions by such Person or its Restricted Subsidiaries, (f) all gains and losses classified as extraordinary, unusual or nonrecurring in accordance with GAAP and (g) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings (or losses) of the successor corporation prior to such consolidation, merger or transfer of assets.

     'Consolidated Net Worth' of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     'Continuing Director' means a director who either was a member of the Board of Directors of the Company on the Issue Date or who became a director of the Company subsequent to the Issue Date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the Continuing Directors then on the Board of Directors of the Company, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors of the Company in which such individual is named as nominee for director.

     'Credit Agreement' means, collectively, (i) that certain Credit Agreement,
dated as of [     ], between the Company and [     ] and (ii) any Refinancings
thereof or any amendments, modifications or supplements thereto (including, without limitation, any amendment increasing the amount borrowed or reimbursement obligation thereunder) whether by or with the same or any other lender, creditor, or group of creditors and including related notes, guarantee agreements and other instruments and agreements executed in connection therewith.

     'CVC' means Citicorp Venture Capital, Ltd.

     'Default' means any event that is, or after notice or lapse of time or both would become, an Event of Default.

     'Designated Senior Debt' means (i) so long as the Credit Agreement is in effect, the Senior Debt incurred thereunder and (ii) thereafter, any other Senior Debt which has at the time of initial issuance an aggregate outstanding principal amount in excess of $25 million which has been so designated as Designated Senior Debt by the Board of Directors of the Company at the time of initial issuance in a resolution delivered to the Trustee.

     'Disqualified Stock' of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity of the Notes pursuant to change of control provisions similar to those applicable to the Notes, provided, however, that such provisions

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

expressly provided that no payment can be made on such Capital Stock until any Offer to Purchase the Notes required pursuant to the provisions described under '--Change of Control' above shall have been consummated and paid in full).

     'Exchange Act' means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated by the Commission thereunder.

     'GAAP' means generally accepted accounting principles, consistently applied, as in effect on the Issue Date in the United States of America, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as is approved by a significant segment of the accounting profession in the United States. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

     'Guarantee' means the guarantee of the Notes by each Guarantor under the Indenture.

     'Guarantor' means the Company, each of its existing Restricted Subsidiaries (other than the Issuer) and each Restricted Subsidiary of the Company formed or acquired after the Issue Date, which pursuant to the terms of the Indenture executes a supplement to the Indenture as a Guarantor.

     'Incur' means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and 'Incurrence,' 'Incurred' and 'Incurring' shall have meanings correlative to the foregoing). Indebtedness of any Person or any of its Restricted Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of such Person (or is merged into or consolidates with such Person or any of its Restricted Subsidiaries), whether or not such Indebtedness was incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of such Person (or being merged into or consolidated with such Person or any of its Restricted Subsidiaries), shall be deemed Incurred at the time any such Person becomes a Restricted Subsidiary of such Person or merges into or consolidates with such Person or any of its Restricted Subsidiaries.

     'Indebtedness' means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every net obligation under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through
(vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise. Indebtedness shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Stock of the Company, and any Preferred Stock of a Subsidiary of the Company (other than Preferred Stock of a Subsidiary of the Company issued to and held by the Company or a Restricted Subsidiary of the Company). Indebtedness shall never be calculated taking into account any cash and cash equivalents held by such Person. Indebtedness shall not include obligations arising from agreements of the Company or a Restricted Subsidiary of the Company to provide for indemnification, adjustment of purchase price, earn-out, or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of a Restricted Subsidiary of the Company.

     'Investment' by any Person means any direct or indirect loan, advance, guarantee or other extension of credit or capital contribution to (by means of transfers of cash or other property to others or payments for

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

property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Indebtedness issued by any other Person.

     'Issue Date' means the original issue date of the Notes.

     'Lien' means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     'Management Investors' means any of [           ] and other full-time
members of management of the Company who acquire stock of the Company through management stock purchase or option plans.


     'Net Available Proceeds' from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) therefrom by such Person, including any cash received by way of deferred payment or upon the monetization or other disposition of any non-cash consideration (including notes or other securities) received in connection with such Asset Disposition, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Indebtedness which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all payments made with respect to liabilities associated with the assets which are the subject of the Asset Disposition, including, without limitation, trade payables and other accrued liabilities, (iv) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, until such time as such amounts are no longer reserved or such reserve is no longer necessary (at which time any remaining amounts will become Net Available Proceeds to be allocated in accordance with the provisions of clause (iii) of the covenant of the Indenture described under '--Covenants--Limitation on Certain Asset Dispositions') and (v) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition.

     'Net Investment' means the excess of (i) the aggregate amount of all Investments in Unrestricted Subsidiaries or joint ventures made by the Company or any Restricted Subsidiary on or after the Issue Date (in the case of an Investment made other than in cash, the amount shall be the fair market value of such Investment as determined in good faith by the Board of Directors of the Company or such Restricted Subsidiary) over (ii) the aggregate amount returned in cash on or with respect to such Investments whether through interest payments, principal payments, dividends or other distributions or payments, provided, however, that such payments or distributions shall not be (and have not been) included in subclause (b) of clause (3) of the first paragraph described under '-- Covenants--Limitation on Restricted Payments,' provided, further that with respect to all Investments made in any Unrestricted Subsidiary or joint venture the amounts referred to in clause (ii) above with respect to such Investments shall not exceed the aggregate amount of all such Investments made in such Unrestricted Subsidiary or joint venture.

     'Note Payment' has the meaning set forth in '-- Ranking.'

     'Offer To Purchase' means a written offer (the 'Offer') sent by the Issuer by first class mail, postage prepaid, to each holder at his address appearing in the register for the Notes on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer

(as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the 'Expiration Date') of the Offer to Purchase which shall be not less than 30 days nor more than 60 days after the date of such Offer and a settlement date (the 'Purchase Date') for purchase of Notes within five Business Days after the Expiration Date. The Issuer shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Issuer's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Issuer or, at the Issuer's request, by the Trustee in the name and at the expense of the Issuer. The Offer shall contain all the information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2) the Expiration Date and the Purchase Date;

          (3) the aggregate principal amount of the outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the 'Purchase Amount');

          (4) the purchase price to be paid by the Issuer for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the 'Purchase Price');

          (5) that the holder may tender all or any portion of the Notes registered in the name of such holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

          (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

          (7) that interest on any Note not tendered or tendered but not purchased by the Issuer pursuant to the Offer to Purchase will continue to accrue;

          (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;


          (9) that each holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Issuer or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing);

          (10) that holders will be entitled to withdraw all or any portion of Notes tendered if the Issuer (or its Paying Agent) receives, not later than the close of business on the fifth Business Day next preceding the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note the holder tendered, the certificate number of the Note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Issuer shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Issuer shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

          (12) that in the case of any holder whose Note is purchased only in part, the Issuer shall execute and the Trustee shall authenticate and deliver to the holder of such Note without service charge, a new Note or

     Notes, of any authorized denomination as requested by such holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

     An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

     'Permitted Holder' means any of (i) CVC and its Related Persons, Affiliates, and Permitted Transferees, (ii) the Management Investors and their Related Persons, Affiliates and Permitted Transferees, and (iii) with respect to the Issuer, the Company and its direct and indirect Wholly Owned Subsidiaries.

     'Permitted Investments' means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or any governmental entity or agency or political subdivision thereof (provided, that the good faith and credit of the United States of America is pledged in support thereof), maturing within one year of the date of purchase; (ii) Investments in commercial paper issued by corporations or financial institutions maturing within 180 days from the date of the original issue thereof, and rated 'P-1' or better by Moody's Investors Service or 'A-1' or better by Standard & Poor's Corporation or an equivalent rating or better by any other nationally recognized securities rating agency; (iii) Investments in certificates of deposit issued or acceptances accepted by or guaranteed by any bank or trust company organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totalling more than $500,000,000, maturing within one year of the date of purchase; (iv) Investments representing Capital Stock or obligations issued to the Company or any of its Restricted Subsidiaries in the course of the good faith settlement of claims against any other Person or by reason of a composition or readjustment of debt or a reorganization of any debtor of the Company or any of its Restricted Subsidiaries; (v) deposits, including interest-bearing deposits, maintained in the ordinary course of business in banks; (vi) any Investment in any Person; provided, however, that after giving effect to any such acquisition such Person shall become a Restricted Subsidiary of the Company or such Restricted Subsidiary; (vii) trade receivables and prepaid expenses, in each case arising in the ordinary course of business; provided, however, that such receivables and prepaid expenses would be recorded as assets of such Person in accordance with GAAP; (viii) endorsements for collection or deposit in the ordinary course of business by such Person of bank drafts and similar negotiable instruments of such other Person received as payment for ordinary course of business trade receivables; (ix) any interest swap or hedging obligation with an unaffiliated Person otherwise permitted by the Indenture; (x) Investments received as consideration for an Asset Disposition in compliance with the provisions of the Indenture described under '--Covenants--Limitation on Certain Asset Dispositions' above; (xi) loans and advances to employees made in the ordinary course of business; and (xii) Investments the sole consideration for which consists of Capital Stock of the Company.

     'Permitted Junior Securities' means (i) Qualified Stock of the Issuer, (ii) securities of the Issuer or any other corporation authorized by an order or decree giving effect, and stating in such order or decree that effect is given, to the subordination of such securities to the Senior Debt of the Issuer, and made by a court of competent jurisdiction in a reorganization proceeding under any applicable bankruptcy, insolvency or other similar law, or (iii) any securities of the Issuer provided for by a plan of reorganization or readjustment that are subordinated in right of payment to all Senior Debt of the Issuer that may at the time be outstanding to substantially the same extent as, or to a greater extent than, the Notes are subordinated as provided in this Indenture.

     'Permitted Transferee' means, (a) with respect to any Management Investor
(i) any spouse or lineal descendant (including by adoption and stepchildren) of such Management Investor and (ii) any trust, corporation or partnership, the beneficiaries, stockholders or partners of which consist entirely of one or more Management Investors or individuals described in clause (a)(i) above and (b) with respect to CVC (i) Citicorp and any direct or indirect Wholly Owned Subsidiary of Citicorp and any officer, director or employee of CVC, Citicorp or any Wholly Owned Subsidiary of Citicorp, (ii) any spouse or lineal descendant (including by adoption and stepchildren) of the officers, directors and employees referred to in clause (b)(i) above and (iii) any trust, corporation or partnership 100% in interest of the beneficiaries, stockholders or partners of which consists of one or more of the persons described in clause (b)(i) or (ii)

above.

     'Person' means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     'Preferred Stock', as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     'Public Equity Offering' means an underwritten public offering of Common Stock of the Issuer or ADT pursuant to an effective registration statement filed under the Securities Act (excluding any registration statements filed on Form S-8 or any successor form) provided, however, that in the event of a Public Equity Offering by ADT, ADT contributes to the capital of the Issuer the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to '--Optional Redemption.

     'Purchase Date' has the meaning set forth in the definition of 'Offer to Purchase' above.

     'Qualified Stock' means any Capital Stock of any Person other than Disqualified Stock.

     'Refinance' means refinance, renew, extend, replace or refund; and 'Refinancing' and 'Refinanced' have correlative meanings.

     'Related Person' of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

     'Restricted Subsidiary' means any Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing on the Issue Date (including without reservation, the Issuer).

     'Senior Debt' means, with respect to any Person at any date, (i) in the case of the Company or the Guarantors, all Indebtedness under the Credit Agreement, including principal, premium, if any, and interest on such Indebtedness and all other amounts due on or in connection with such Indebtedness including all charges, fees and expenses, (ii) all other Indebtedness of such Person for borrowed money, including principal, premium, if any, and interest on such Indebtedness, unless the instrument under which such Indebtedness for money borrowed is created, incurred, assumed or guaranteed expressly provides that such Indebtedness for money borrowed is not senior or superior in right of payment to the Notes, and all renewals, extensions, modifications, amendments or refinancing thereof and (iii) all interest on any Indebtedness referred to in clauses (i) and (ii) accruing during the pendency of any bankruptcy or insolvency proceeding, whether or not allowed thereunder. Notwithstanding the foregoing, Senior Debt shall not include (a) Indebtedness which is pursuant to its terms or any agreement relating thereto or by operation of law subordinated or junior in right of payment or otherwise to any other Indebtedness of such Person; provided, however, that no Indebtedness shall be deemed to be subordinate or junior in right of payment or otherwise to any other Indebtedness of a Person solely by reason of such other Indebtedness being secured and such Indebtedness not being secured, (b) the Notes, (c) any Indebtedness of such Person to any of their Subsidiaries, (d) any Indebtedness which, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Code, is without recourse to the Company and (e) to the extent that it may constitute Indebtedness, any obligations in respect of any trade payable incurred for the purchase of goods or materials, or for services, obtained, in the ordinary course of business.

     'Subordinated Indebtedness' means any Indebtedness (whether outstanding on the date hereof or hereafter incurred) which is by its terms expressly subordinate or junior in right of payment to (i) the Notes, with respect to Indebtedness of the Issuer, and (ii) the Guarantees with respect to Indebtedness of a Guarantor.

     'Subsidiary' of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and voting power relating to the policies, management and affairs thereof.

     'Tangible Assets' means the total amount of assets of the Company and the Restricted Subsidiaries after deducting therefrom all good will, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its Subsidiaries and computed in accordance with GAAP.

     'Unrestricted Subsidiary' means (i) any Subsidiary of the Company (other than the Issuer) formed or acquired after the Issue Date that at the time of determination is designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Any such designation by the Board of Directors will be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions. The Board of Directors of the Company may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary if, after such designation, (a) the Company or any other Restricted Subsidiary (i) provides credit support for, or a guarantee of, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Subsidiary, (b) a default with respect to any Indebtedness of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity or (c) such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.

     'Voting Stock' of any Person means the Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     'Wholly Owned Subsidiary' of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof (the 'Underwriting Agreement'), J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc. (collectively, the 'Underwriters') have severally agreed to purchase from the Issuer, and the Issuer has agreed to sell to them, severally, the principal amount of Notes set forth opposite their names below. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for the entire principal amount of the Notes if any Notes are purchased.

UNDERWRITER                                                                                        PRINCIPAL AMOUNT
------------------------------------------------------------------------------------------------   ----------------
J.P. Morgan Securities Inc......................................................................    $
Bear, Stearns & Co. Inc.........................................................................
                                                                                                   ----------------
  Total.........................................................................................    $
                                                                                                   ----------------
                                                                                                   ----------------

     The Underwriters propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at that price less a concession not in excess of [ ]% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of [ ]% of the principal amount of the Notes to certain other dealers. After the initial public offering of the Notes offered hereby, the public offering price and such concession may be changed.

     In the Underwriting Agreement, the Issuer and each of the Guarantors, on a joint and several basis have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over allot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions of otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     There is currently no trading market for the Notes. The Issuer does not intend to list the Notes on any securities exchange. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes; however, the Underwriters are not obligated to do so and may discontinue any such market making activities at any time without notice. No assurance can be given as to the development or liquidity of any trading market for the Notes.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Morgan, Lewis & Bockius LLP, New York, New York. Certain matters in connection with the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of Allied Digital Technologies Corp. and subsidiaries as of and for the years ended July 31, 1997 and 1996 have been included in this Registration Statement and Prospectus of which it forms a part in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere in this Registration Statement and Prospectus, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Allied Digital Technologies Corp. and subsidiaries as of and for the year ended July 31, 1995 have been included in this Registration Statement and Prospectus of which it forms a part in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, appearing elsewhere in this Registration Statement and Prospectus, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-2 (herein, together with all amendments, exhibits and schedules thereto, referred to as the 'Registration Statement') under the Securities Act with respect to the Notes offered hereby. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the Notes, reference is made to such Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and the exhibits thereto at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549. In addition, registration statements and other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ('EDGAR') system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.com.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The shares of Common Stock of the Company are listed on the American Stock Exchange, and such reports, proxy statements and other information concerning the Company are available for inspection and copying at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                           INCORPORATION BY REFERENCE

     The following documents, heretofore filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, which includes the report of independent public accountants on the financial statements included therein;

          (ii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1997;

          (iii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 1998; and

          (iv) The Company's Current Report on Form 8-K, as filed with the Commission on May 15, 1998.

     Any statement contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owners, to whom this Prospectus is delivered, on the request of such person, a copy (without exhibits, other than exhibits specifically incorporated by reference) of any or all of the documents incorporated by reference in this Prospectus. Written or oral requests for such copies should be directed to Secretary, at 140 Fell Court, Hauppauge, New York 11788, telephone number (516) 232-2323.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Reports of Independent Certified Public Accountants........................................................    F-2

Consolidated Balance Sheets--July 31, 1997 and 1996........................................................    F-4

Consolidated Statements of Earnings for the Years Ended July 31, 1997, 1996 and 1995.......................    F-5

Consolidated Statement of Stockholders' Equity for the Years Ended July 31, 1997, 1996 and 1995............    F-6

Consolidated Statements of Cash Flows for the Years Ended July 31, 1997, 1996 and 1995.....................    F-7

Notes to Consolidated Financial Statements.................................................................    F-9

Schedule II--Valuation and Qualifying Accounts.............................................................   F-24

Condensed Consolidated Balance Sheets--January 31, 1998 and July 31, 1997 (unaudited)......................   F-25

Condensed Consolidated Statements of Earnings--Three- and Six-Month Periods Ended January 31, 1998 and 1997
  (unaudited)..............................................................................................   F-26

Condensed Consolidated Statements of Cash Flows--Six-Month Periods Ended January 31, 1998 and 1997
  (unaudited)..............................................................................................   F-27

Notes to Condensed Consolidated Financial Statements (unaudited)...........................................   F-28

                        REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Allied Digital Technologies Corp.

     We have audited the accompanying consolidated balance sheets of Allied Digital Technologies Corp. and subsidiaries (the 'Company') as of July 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allied Digital Technologies Corp. and subsidiaries as of July 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

     We have also audited Schedule II of Allied Digital Technologies Corp. and subsidiaries as of and for the years ended July 31, 1997 and 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP

Melville, New York
October 24, 1997

                        REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

To Allied Digital Technologies Corp.

We have audited the accompanying consolidated statements of earnings, stockholders' equity and cash flows of Allied Digital Technologies Corp. (a Delaware corporation) and subsidiaries for the year ended July 31, 1995. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Allied Digital Technologies Corp. and subsidiaries for the year ended July 31, 1995 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule, as of and for the year ended July 31, 1995 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Detroit, Michigan
November 9, 1995

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                        YEAR ENDED JULY 31,
                                                                                    ----------------------------
                                                                                        1997            1996
                                                                                    ------------    ------------
                                     ASSETS
Current assets:
  Cash...........................................................................   $  1,192,827    $    830,723
  Accounts receivable, less allowance for doubtful accounts of $1,650,000 and
     $1,515,000 at July 31, 1997 and 1996, respectively..........................     25,516,385      23,906,859
  Inventories....................................................................      4,380,126       5,374,498
  Prepaid expenses...............................................................        785,737         756,009
  Deferred income taxes..........................................................      3,422,006       3,312,869
                                                                                    ------------    ------------
Total current assets.............................................................     35,297,081      34,180,958
                                                                                    ------------    ------------
                                                                                    ------------    ------------
Property and equipment, at cost:
  Manufacturing equipment........................................................     63,182,825      62,266,718
  Leasehold improvements.........................................................     10,728,648      10,408,703
  Furniture and fixtures.........................................................      8,154,766       8,072,625
  Capitalized leased equipment...................................................      4,000,922       2,900,312
  Automobiles....................................................................        197,499         197,499
                                                                                    ------------    ------------
                                                                                      86,264,660      83,845,857
Less accumulated depreciation and amortization...................................    (59,481,974)    (51,620,715)
                                                                                    ------------    ------------
                                                                                      26,782,686      32,225,142
                                                                                    ------------    ------------
                                                                                    ------------    ------------
Other assets:
  Excess of cost over fair value of net assets acquired, net of accumulated amortization of $7,203,805 and $4,620,134 at July 31, 1997 and 1996,
     respectively................................................................     43,064,233      45,537,736
  Deferred income taxes..........................................................                        708,173
  Deferred charges and other.....................................................      2,736,392       1,225,624
                                                                                    ------------    ------------
                                                                                      45,800,625      47,471,533
                                                                                    ------------    ------------
                                                                                    $107,880,392    $113,877,633
                                                                                    ------------    ------------
                                                                                    ------------    ------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and capitalized lease obligations.........   $  9,836,946    $  9,153,641
  Accounts payable...............................................................     14,780,703      16,805,887
  Accrued liabilities............................................................      6,735,393       8,712,456
                                                                                    ------------    ------------
Total current liabilities........................................................     31,353,042      34,671,984
Long-term debt and capitalized lease obligations, less current portion above.....     26,711,260      30,232,409
Subordinated notes payable to stockholders.......................................     10,060,366      10,996,386
Deferred income taxes............................................................      1,111,946              --
                          COMMITMENTS AND CONTINGENCIES
Stockholders' equity:
  Preferred stock, $0.01 par value, 1,000 shares authorized, no shares issued and
     outstanding.................................................................             --              --
  Common stock, $0.01 par value, 25,000,000 shares authorized, 13,619,644 shares
     issued and outstanding......................................................        136,196         136,196
  Additional paid-in capital.....................................................     44,742,073      44,742,073
  Accumulated deficit............................................................     (6,234,491)     (6,901,415)
                                                                                    ------------    ------------
                                                                                      38,643,778      37,976,854
                                                                                    ------------    ------------
                                                                                    $107,880,392    $113,877,633
                                                                                    ------------    ------------
                                                                                    ------------    ------------


        The accompanying notes are an integral part of these statements.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                               YEAR ENDED JULY 31,
                                                                   --------------------------------------------
                                                                       1997            1996            1995
                                                                   ------------    ------------    ------------
Net sales.......................................................   $159,147,638    $160,941,632    $116,564,144
Cost of sales...................................................    127,034,302     132,261,644      89,442,592
Nonrecurring charge.............................................                      1,250,000
                                                                   ------------    ------------    ------------
       Gross profit.............................................     32,113,336      27,429,988      27,121,552
                                                                   ------------    ------------    ------------

Operating expenses:
  Selling, general and administrative...........................     22,246,164      24,371,797      22,254,730
  Amortization of excess of cost over fair value of net
     assets acquired............................................      2,583,671       2,580,314       1,559,878
  Restructuring charge..........................................                      3,077,295
                                                                   ------------    ------------    ------------
       Total operating expenses.................................     24,829,835      30,029,406      23,814,608
                                                                   ------------    ------------    ------------
Income (loss) from operations...................................      7,283,501      (2,599,418)      3,306,944
Other income (expense):
  Interest expense..............................................     (5,024,905)     (6,186,049)     (3,816,376)
  Other, net....................................................        168,328         665,160         762,331
                                                                   ------------    ------------    ------------
       Total other income (expense).............................     (4,856,577)     (5,520,889)     (3,054,045)
                                                                   ------------    ------------    ------------
Income (loss) before income taxes...............................      2,426,924      (8,120,307)        252,899
Provision (credit) for income taxes.............................      1,760,000      (2,534,847)     (2,575,618)
                                                                   ------------    ------------    ------------
       Net Income (Loss)........................................        666,924      (5,585,460)      2,828,517
Pro forma data (unaudited):
  AFL as a C Corporation subject to Federal income tax (Note 8)
     Adjustment to income tax credit............................                                      2,529,990
                                                                   ------------    ------------    ------------
       Net income (loss)........................................   $    666,924    $ (5,585,460)   $    298,527
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------
Earnings (loss) per share reflecting consolidated operations of AFL and HMG (Notes 2 and 3)................................
       Net income (loss) per common share.......................           $.05           $(.41)           $.05

        The accompanying notes are an integral part of these statements.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                          ALLIED FILM LABORATORY, INC.
                                                                      -------------------------------------
                                ALLIED DIGITAL TECHNOLOGIES CORP.                                RETAINED
                              -------------------------------------                              EARNINGS
                               COMMON      PAID-IN     (ACCUMULATED    COMMON      PAID-IN     (ACCUMULATED
                               STOCK       CAPITAL       DEFICIT)      STOCK       CAPITAL       DEFICIT)        TOTAL
                              --------   -----------   ------------   --------   -----------   ------------   -----------
Balance as of August 1,
  1994.....................   $      2   $     1,998                  $ 23,715   $ 1,893,591   $(1,452,254 )  $   467,052
Net income (loss)..........                            $(1,315,955 )                             4,144,472      2,828,517
Distributions to
  stockholders.............                                                                       (666,878 )     (666,878)
ADT organization costs.....                 (500,000)                                                            (500,000)
Recapitalization and
  pooling of AFL and ADT...     74,907     3,867,739                   (23,715)   (1,893,591)   (2,025,340 )
Stock issued to purchase
  HMG......................     61,287    41,372,336                                                           41,433,623
                              --------   -----------   ------------   --------   -----------   ------------   -----------
Balance as of
  July 31, 1995............    136,196    44,742,073    (1,315,955 )        --            --            --     43,562,314
Net loss...................                             (5,585,460 )                                           (5,585,460)
                              --------   -----------   ------------   --------   -----------   ------------   -----------
Balance as of
  July 31, 1996............    136,196    44,742,073    (6,901,415 )        --            --            --     37,976,854
Net income.................                                666,924                                                666,924
                              --------   -----------   ------------   --------   -----------   ------------   -----------
Balance as of
  July 31, 1997............   $136,196   $44,742,073   $(6,234,491 )  $     --   $        --   $        --    $38,643,778
                              --------   -----------   ------------   --------   -----------   ------------   -----------
                              --------   -----------   ------------   --------   -----------   ------------   -----------

         The accompanying notes are an integral part of this statement.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEAR ENDED JULY 31,
                                                                        -----------------------------------------
                                                                           1997           1996           1995
                                                                        -----------    -----------    -----------
Cash flows from operating activities
  Net income (loss)..................................................   $   666,924    $(5,585,460)   $ 2,828,517
  Adjustments to reconcile net income (loss) to net cash provided by operating activities
       Noncash accrued interest to stockholder.......................       600,000        579,726
       Abandoned asset write-off.....................................                      837,935
       Depreciation and amortization of property and equipment.......     7,861,259      8,716,315      6,871,693
       Amortization of excess of cost over fair value of net assets
          acquired...................................................     2,583,671      2,580,314      1,559,878
       Deferred income taxes.........................................     1,710,982     (2,534,847)    (2,575,618)
       Gain on sale of property and equipment........................                      (19,662)       (35,502)
       Provision for doubtful accounts...............................     1,242,860      1,297,294        937,504
       Changes in operating assets and liabilities, net of effect of acquisitions and mergers
          Accounts receivable........................................    (2,852,386)     5,048,617     (4,177,330)
          Inventories................................................       994,372      4,037,751      2,595,669
          Prepaid expenses...........................................       (29,728)        (1,437)        41,009
          Other assets...............................................      (317,183)     1,403,582     (1,474,849)
          Accounts payable and accrued liabilities...................    (4,002,247)    (2,042,770)     2,496,259
                                                                        -----------    -----------    -----------
       Net cash provided by operating activities.....................     8,458,524     14,317,358      9,067,230
                                                                        -----------    -----------    -----------
Cash flows from investing activities
  Purchases of property and equipment................................    (1,312,361)    (9,304,407)    (7,887,612)
  Costs of HMG acquisition...........................................                                  (1,520,856)
  Proceeds from sale of property and equipment.......................                       42,443        150,792
  Proceeds from cash surrender value of life insurance...............                                     754,648
  Internally developed software......................................    (1,303,753)                     (643,723)
                                                                        -----------    -----------    -----------
       Net cash used in investing activities.........................    (2,616,114)    (9,261,964)    (9,146,751)
                                                                        -----------    -----------    -----------

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)

                                                                                  YEAR ENDED JULY 31,
                                                                       -----------------------------------------
                                                                          1997           1996           1995
                                                                       -----------    -----------    -----------
Cash flows from financing activities:
  Net borrowings (payments) under revolving loan....................   $ 3,922,348    $(6,764,383)   $ 6,023,372
  ADT organization costs............................................                                    (500,000)
  Repayment of long-term debt and subordinated notes payable........   (12,588,107)    (7,335,188)   (27,472,086)
  Borrowing of long-term debt and subordinated notes payable to
     stockholders...................................................     3,500,000      9,470,620     23,174,729
  Principal payments under capitalized lease obligations............      (314,547)      (155,131)
  Payment of deferred financing fees................................                                    (731,672)
  Distributions to stockholders.....................................                                    (666,878)
                                                                       -----------    -----------    -----------
       Net cash used in financing activities........................    (5,480,306)    (4,784,082)      (172,535)
                                                                       -----------    -----------    -----------
       Net Increase (Decrease) in Cash..............................       362,104        271,312       (252,056)
Cash at beginning of year...........................................       830,723        559,411        811,467
                                                                       -----------    -----------    -----------
Cash at end of year.................................................   $ 1,192,827    $   830,723    $   559,411
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Supplemental disclosures of cash flow information:
  Cash paid during the period for
     Interest.......................................................   $ 4,421,026    $ 5,671,786    $ 4,459,248
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
     Income taxes...................................................   $   117,836    $     8,978    $ 1,144,500
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Supplemental schedule of noncash financing and investing activities:
     Equipment under capitalized lease..............................   $ 1,106,442    $   105,784
                                                                       -----------    -----------
                                                                       -----------    -----------

        The accompanying notes are an integral part of these statements.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1997 AND 1996

1. BASIS OF PRESENTATION

     The consolidated financial statements have been prepared by Allied Digital Technologies Corp. ('Allied Digital'), including the accounts of its wholly-owned subsidiaries, HMG Digital Technologies Corp. ('HMG') and subsidiary, HRM Holdings Corp. ('Holdings') and its wholly-owned subsidiary, Allied Digital, Inc. (formerly known as Hauppauge Record Manufacturing, Ltd.) ('Allied'), and Allied Film Laboratories Inc. ('AFL'), hereinafter referred to collectively as the 'Company.' Allied Digital is a holding company; all assets, liabilities and operating activities are related to its wholly-owned subsidiaries. The consolidated statements of earnings include the operations of Allied Digital and AFL (entities under common control through January 12, 1995) for all periods presented. The results of operations of HMG, Holdings and Allied have been included in the consolidated results of operations since the date of merger (Note 2). In conjunction with the Company's restructuring plan (Note 10), AFL merged with and into Allied on November 1, 1996 as a condition to the Company's debt refinancings described in Note 4 below.

     The Company (i) provides video cassette duplication and fulfillment services in addition to processing and duplicating commercial film and offering post-production services, and (ii) replicates cassette tapes, VHS video tapes and compact discs under production contracts with companies primarily in the recorded music industry.

2. MERGERS AND ACQUISITIONS

  HMG Merger

     Effective January 12, 1995, Allied Digital acquired all of the outstanding common stock of AFL and HMG in exchange for approximately 55% and 45%, respectively, of the then outstanding common shares of Allied Digital. In addition, AFL stockholders were issued Class C warrants to purchase an additional 1,250,000 shares of Allied Digital common stock (Note 7). Upon consummation of the merger, existing HMG warrants totalling 3,067,500 shares, were converted into Allied Digital warrants on similar terms. In addition, options to acquire up to 400,000 shares of common stock were issued in substitution for outstanding options of HMG. The acquisition of AFL stock was accounted for as a merger under the pooling of interests method of accounting as the companies were under common control. The merger of HMG was accounted for under the purchase method of accounting as a reverse acquisition of HMG by AFL. Accordingly, the assets acquired and liabilities assumed of HMG were recorded at their estimated fair values of approximately $88,666,000 and $45,776,000, respectively. The excess of fair value of HMG over the estimated fair value of the net assets acquired was approximately $45,611,000. This asset has been recorded as excess of cost over fair value of net assets acquired and is being amortized on a straight-line basis over 20 years.


     The unaudited consolidated results of operations on a pro forma basis for the year ended July 31, 1995 as though HMG had been acquired as of August 1, 1994 are presented below. The pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.

                                                                                  YEAR ENDED
                                                                                 JULY 31, 1995
                                                                                 -------------
                                                                                  (UNAUDITED)
Net sales.....................................................................   $ 158,079,000
Income before extraordinary item..............................................         667,000
Net income....................................................................         667,000
Earnings per common share before extraordinary item...........................             .05
Net earnings per common share.................................................             .05
Weighted average shares.......................................................      13,621,113

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

2. MERGERS AND ACQUISITIONS--(CONTINUED)

     In preparing the pro forma data, adjustments have been made for: (i) the amortization of the excess of cost over fair value of net assets acquired and stepped-up property and equipment; (ii) the interest expense related to the borrowings to finance the shareholder distributions of previously taxed income and the conversion of preferred stock into subordinated debt; (iii) the elimination of intercompany sales; (iv) the elimination of merger related costs and redundant general and administrative costs; and (v) the related tax impacts including the revocation of the Subchapter S election.

     The following is a reconciliation from reported net income for Allied Digital to pro forma consolidated operations of HMG and AFL:


                                                              YEAR ENDED
                                                               JULY 31,
                                                                 1995
                                                              -----------
                                                              (UNAUDITED)
Net income as reported.....................................   $ 2,829,000
HMG net earnings, pre-acquisition..........................       768,000
Elimination of merger costs and redundancies...............     1,344,000
Amortization of cost in excess of fair value of net assets
  acquired.................................................    (1,013,000)
Interest expense...........................................      (231,000)
Reversal of tax credit arising from revoking S election....    (1,625,000)
Pro forma tax provision....................................    (1,193,000)
Depreciation of excess of fair value over book for acquired
  assets...................................................      (212,000)
                                                              -----------
                                                              $   667,000
                                                              -----------
                                                              -----------

     AFL provided certain video replication services to HMG. For the period from August 1, 1994 through January 11, 1995, sales to HMG amounted to approximately $4,000,000.

  VCA Acquisition

     Effective January 12, 1993, the Company acquired certain assets and assumed certain liabilities of VCA/Teletronics, Inc. ('VCA') for cash of $1,000,000 and a long-term note payable of $1,570,315 (Note 4). Also, under the purchase agreement, the Company is contingently liable to VCA for certain royalty payments payable for each of the calendar years ending December 31, 1996 through and including December 31, 2000 in an amount based on the number of videotape duplication units sold during those years. As the amount of videotape duplication units to be sold during those open years is not reasonably estimable, a liability has not been reflected in the accompanying financial statements. The purchase agreement also contained a covenant not-to-compete for a period of three years.

     The Company accounted for the acquisition as a purchase. The initial excess of consideration paid over the estimated fair value of the net assets acquired in the amount of $4,546,842 has been recorded as excess of fair value over the cost of net assets acquired and is being amortized on a straight-line basis over 15 years. Contingent purchase price consideration paid during fiscal 1997 of approximately $119,000 pertaining to calendar year ended December 31, 1996 is being amortized on a straight-line basis over the remaining amortization period.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies applied in the preparation of the consolidated financial statements follows:

  Principles of Consolidation

     The consolidated financial statements include the accounts of Allied Digital and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

  Inventories

     Inventories utilized in the manufacturing and loading of videocassettes, audiocassettes and manufacturing of compact discs are valued at the lower of cost or market, using the first-in, first-out (FIFO) method. Elements included in the determination of cost include direct materials, direct labor and certain other manufacturing labor and overhead costs.

     Inventories consist of the following classifications:

                                                                                       JULY 31,
                                                                               ------------------------
                                                                                  1997          1996
                                                                               ----------    ----------
Raw materials...............................................................   $3,415,970    $3,882,455
Work-in-process.............................................................      674,125       827,142
Finished goods..............................................................      290,031       664,901
                                                                               ----------    ----------
                                                                               $4,380,126    $5,374,498
                                                                               ----------    ----------
                                                                               ----------    ----------

  Property and Equipment

     Property and equipment are stated at historical cost. Depreciation and amortization are provided for over the estimated service lives of the assets. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Straight-line and accelerated methods are used for reporting purposes. Accelerated methods are used for income tax purposes. Accumulated amortization on capitalized leased equipment amounted to $3,006,637 and $2,685,744 as of July 31, 1997 and 1996, respectively.


  Long-Lived Assets

     Management reviews and evaluates its long-lived assets (including the excess of cost over fair value of net assets acquired and property and equipment) for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. As part of this review and evaluation, the Company considers the value of anticipated undiscounted cash flow attributable to such long-lived assets in assessing potential impairment.

  Deferred Charges and Other

     Deferred charges and other consist principally of customer allowances under long-term contracts, internally developed software costs, and loan origination fees associated with the Company's financing transactions. Customer allowances are amortized over the term of the contract provided recoverability is assured (Note 9). Internally developed software is being amortized on a straight-line basis over a five-year expected useful life; however, internally developed software costs incurred prior to fiscal 1997 were written off in fiscal 1996 as an

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

abandoned asset in connection with the Company's restructuring plan (Note 10). Loan origination fees are being amortized over the term of the underlying credit agreement.

  Revenue Recognition

     Revenue from substantially all production contracts is generally recognized upon shipment of the finished goods. In addition, for certain contracts, where risk and rewards of ownership have passed to the customer, the Company recognizes revenue when production is complete.

  Significant Customers

     During the year ended July 31, 1997, sales to two customers accounted for 17% and 14% of net sales with corresponding accounts receivable from these customers totaling 11% and 9% of accounts receivable as of July 31, 1997, respectively. During the year ended July 31, 1996, sales to two customers accounted for 16% and 13% of net sales with corresponding accounts receivable from these customers totaling 13% and 8% of accounts receivable as of July 31, 1996, respectively. During the year ended July 31, 1995, sales to one customer accounted for 15% of net sales with corresponding accounts receivable from this customer totaling 12% of accounts receivable as of July 31, 1995.

  Other Income

     Other income, net includes interest income, recovery of accounts receivable previously written off as uncollectible and scrap material sales.

  Stock-Based Compensation

     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock-based compensation awards. Accordingly, no compensation cost has been recognized for the awards granted under the Plan.

  Income Taxes

     The Company follows the asset and liability method of accounting for income taxes by applying statutory tax rates in effect at the balance sheet date to differences among the book and tax bases of assets and liabilities. The resulting deferred tax liabilities or assets are adjusted to reflect changes in tax laws or rates by means of charges or credits to income tax expense. A valuation allowance is recognized to the extent a portion or all of a deferred tax asset may not be realizable.

  Earnings (Loss) Per Share

     Net income (loss) per common share for the years ended July 31, 1997 and 1996 was computed by dividing the net income (loss) by the weighted average shares outstanding. The effect of stock options and warrants on the fiscal 1997 and 1996 computation was not dilutive. Pro forma earnings per common share for the year ended July 31, 1995 have been computed by dividing pro forma net earnings by the pro forma weighted average shares of common stock issued as a result of the recapitalization and merger. Pro forma presentation has been made as if both the recapitalization and merger had occurred as of August 1, 1994 (Note 2). Actual and pro forma weighted average shares outstanding were 13,619,644 for the years ended July 31, 1997 and 1996 and 13,621,113 for the year ended July 31, 1995.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Financial Instruments

     The Company's principal financial instruments consist of accounts receivable, accounts payable, long-term debt and subordinated notes payable to stockholders. The Company believes that the carrying amount of such instruments approximates fair value.


  Use of Estimates in the Preparation of Financial Statements

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Accounting Pronouncement Not Yet Adopted

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share, which is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption of the new standard is not permitted. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share, together with disclosure of how the per share amounts were computed. The adoption of this new standard is not expected to have a material impact on the disclosure of earnings per share in the financial statements.

  Reclassifications

     Certain reclassifications have been made to the prior years' amounts to conform with the current year's presentation.

4. LONG-TERM DEBT, SUBORDINATED NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS

     Long-term debt, subordinated notes payable and capitalized lease obligations consist of the following:

                                                                                               JULY 31,
                                                                                      --------------------------
                                                                                         1997           1996
                                                                                      -----------    -----------
Loan and Security Agreement
  Term loan........................................................................   $18,782,232    $27,112,055
  Revolving loan...................................................................    14,480,840     10,558,492
  Additional loan..................................................................     1,020,000
Subordinated 10% Notes Payable to Stockholders.....................................     7,179,726      6,579,726
Additional Subordinated 10% Notes Payable to Stockholders..........................     2,000,000
Subordinated 12% Series A Note Payable to Stockholder..............................                    3,500,000
Subordinated 11% Series B Notes Payable to Stockholders............................       880,640        916,660
Note Payable to VCA................................................................     1,170,514      1,389,186
Capitalized lease obligations......................................................       995,137        203,252
Other..............................................................................        99,483        123,065
                                                                                      -----------    -----------
                                                                                       46,608,572     50,382,436
Less current portion...............................................................    (9,836,946)    (9,153,641)
                                                                                      -----------    -----------

                                                                                      $36,771,626    $41,228,795
                                                                                      -----------    -----------
                                                                                      -----------    -----------

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

4. LONG-TERM DEBT, SUBORDINATED NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS--(CONTINUED)

  Debt Refinancings

     In conjunction with the Company's restructuring plan and merger of AFL into Allied referred to in Note 1 above, (i) the separate senior loan credit facilities previously maintained by AFL and Allied with a bank were combined under an amended and restated loan and security agreement between Allied and such bank dated as of October 30, 1996 and effectuated as of November 1, 1996,
(ii) the Subordinated 12% Series A Note Payable to Stockholder was repaid in full on November 8, 1996 with funds of (a) $1.5 million available as an additional loan under the October 30, 1996 amended and restated loan and security agreement and (b) $2 million advanced by certain other stockholders in the form of additional subordinated notes dated October 30, 1996 and (iii) the payment terms of the Subordinated 10% Notes Payable to Stockholders having an original principal sum of $6,000,000, plus unpaid interest thereon of $1,179,726 through July 31, 1997 ($579,726 as of July 31, 1996) were extended.

  Loan and Security Agreement

     The October 30, 1996 loan and security agreement provided the Company with borrowings of up to $48,910,169 under credit facilities consisting of a (i) $25,410,169 term loan, (ii) $22,000,000 revolving loan facility (combined with a $1,500,000 letter of credit facility) and (iii) $1,500,000 additional loan. As of August 19, 1997, Allied entered into an amendment to the October 30, 1996 loan and security agreement with the bank which provides the Company with a $3,450,000 capital expenditure credit facility.

     The loan and security agreement (as amended) is collateralized by substantially all of the assets of the Company. The agreement contains covenants which, among other matters, (1) require the Company to (i) maintain increasing levels of net worth, (ii) maintain a minimum debt service ratio and (iii) limit its annual capital expenditures, and (2) place limitations on (i) additional indebtedness, encumbrances and guarantees, (ii) consolidations, mergers or acquisitions, (iii) investments or loans, (iv) disposal of property, (v) compensation to officers and others, (vi) dividends and stock redemptions, (vii) issuance of stock, and (viii) transactions with affiliates, all as defined in the agreement. As of July 31, 1997, there is no equity available for the payment of dividends to stockholders. The agreement also contains provisions for fees payable to the bank upon prepayment and an increased rate of interest during periods of default. The term of this agreement extends to November 30, 2000.

  a. Term Loan

     The $25,410,169 term loan dated October 30, 1996 ($27,112,055 at July 31,
1996) is payable in an initial scheduled installment aggregating $1,695,462 on October 31, 1996 (of which $1,179,000 was paid on November 8, 1996), 30 consecutive monthly installments of $548,054 thereafter through April 30, 1999 and a final installment on May 30, 1999 of $273,098, together with additional prepayments of principal of $2,000,000 on October 31, 1997 and $5,000,000 on October 31, 1998. No prepayment fees result from these scheduled prepayments. In addition, interest is payable monthly at 1.5% over the bank's base rate (10% at July 31, 1997). In the event the loan and security agreement has not been terminated prior to October 31, 1997, a $125,000 fee due on such date to the bank will not be required to be paid by the Company if on and as of such date no default or event of default has occurred and is continuing and the Company has made all principal and interest payments required to be paid on the term loan when due.

  b. Revolving Loan

     Under the revolving loan facility combined with a $1,500,000 letter of credit facility, the Company may borrow up to a maximum of $22,000,000 based upon a percentage of accounts receivable and inventory, as

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

4. LONG-TERM DEBT, SUBORDINATED NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS--(CONTINUED)

defined, less the sum of the undrawn face amount of any letters of credit outstanding. Interest is payable monthly at 1.25% over the bank's base rate. In addition, the Company is required to pay, on a monthly basis, an unused facility fee of .5% per annum. At July 31, 1997, the Company had approximately $7,270,000 unused and available under the revolving loan facility.

  c. Additional Term Loan

     The $1,500,000 additional loan dated October 30, 1996 is payable in 25 consecutive monthly installments which commenced December 31, 1996 of $60,000 each plus interest at 1.5% over the bank's base rate (10% at July 31, 1997). In the event the additional loan is paid in full on or before December 31, 1997 and the loan and security agreement has not been terminated on or before such date, the Company will not be required to pay a $100,000 fee to the bank on December 31, 1998.


  d. Capital Expenditure Credit Facility

     The $3,450,000 capital expenditure credit facility provides the Company with a credit line through July 31, 1998 to finance up to 80% of the value of capital equipment purchases (as defined). Such loans under the facility are payable based on a 36-month amortization schedule with a final payment of the entire unpaid principal balance on July 31, 2000. These loans bear interest at 1.5% over the bank's base rate. In addition, the Company is required to pay a $103,500 fee to the bank, payable at a rate of 3% of each advance with a final payment for any unpaid amount of the fee payable on July 31, 1998. As of October 24, 1997, no amounts were outstanding under this capital expenditure credit facility.

  Subordinated 10% Notes Payable to Stockholders

     The subordinated 10% notes payable to stockholders are uncollateralized and payable in full on January 1, 2001. Interest accrues only on the original principal sum of $6,000,000 and is payable quarterly at 10% per annum (12% upon default); however, to date, interest is not permitted to be paid pursuant to the terms of the amended and restated loan and security agreement with the bank, and, accordingly, such accrued and unpaid interest becomes payable on January 1, 2001.

  Additional 10% Subordinated Notes Payable to Stockholders

     The additional 10% subordinated notes payable to stockholders are uncollateralized and payable in full on December 31, 1998 with interest payable quarterly; however, payment of principal and interest may be extended in full or in part to January 1, 2001 to the extent not permitted to be paid pursuant to the terms of the amended and restated loan and security agreement with the bank.

  Subordinated 11% Series B Notes Payable to Stockholders

     These uncollateralized notes mature on January 1, 1999 with interest payable quarterly.

  Note Payable to VCA

     This uncollateralized note is payable in annual installments of $385,374 beginning January 1995 through January 2001, including interest at 12%.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

4. LONG-TERM DEBT, SUBORDINATED NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS--(CONTINUED)

  Capitalized Lease Obligations


     The Company leases certain equipment under agreements accounted for as capital leases. During fiscal 1997, the Company leased approximately $1,100,000 of equipment which were accounted for as capital leases. The obligations for the equipment require the Company to make monthly payments through December 2002, with implicit interest rates from 5.27% to 19.48%.

     The following is a summary of the aggregate annual maturities of long-term debt, subordinated notes payable and capitalized lease obligations as of July 31, 1997:

YEAR ENDING JULY 31,
-----------------------------------------------------------
1998.......................................................   $ 9,836,946
1999.......................................................    13,955,946
2000.......................................................       579,547
2001.......................................................    22,231,494
2002.......................................................         4,639
                                                              -----------
                                                              $46,608,572
                                                              -----------
                                                              -----------

5. EMPLOYEE BENEFIT PLANS

  401(k)/Profit-sharing Plan

     The Company has a 401(k)/profit-sharing plan. Contributions to the plan are discretionary and are determined annually by the Board of Directors. No contributions were made for the years ended July 31, 1997, 1996 and 1995.

  Retirement Plan

     Allied participates in a defined benefit multi-employer pension plan covering union employees. Contributions for the years ended July 31, 1997 and 1996, and for the period from January 12, 1995 to July 31, 1995 totaled $306,000, $308,000 and $153,000, respectively.

6. COMMITMENTS AND CONTINGENCIES

  Related Party and Other Leases

     The Company leases certain of its processing and administrative facilities from affiliated companies under noncancellable operating leases which expire at various dates between 1997 and 2015. Rent expense under these leases amounted to approximately $2,594,000, $2,369,000 and $1,706,000 for the years ended July 31, 1997, 1996 and 1995, respectively. The Company has guaranteed certain mortgage debt on these facilities totalling approximately $527,050 at July 31, 1997.

     The Company also leases other processing facilities from various nonrelated parties under noncancellable operating leases which expire at various dates between 1997 and 2008 and provide for renewals at various rates and terms. Amounts charged to operations for these facilities amounted to approximately $2,448,000, $2,237,000 and $2,547,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

6. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     The minimum annual rental commitments required under all facility leases are as follows:

YEAR ENDING JULY 31,
---------------------------------------------------------------------
       1998..........................................................   $ 4,515,000
       1999..........................................................     4,429,000
       2000..........................................................     3,194,000
       2001..........................................................     2,822,000
       2002..........................................................     2,631,000
       Thereafter....................................................    23,496,000
                                                                        -----------
                                                                        $41,087,000
                                                                        -----------
                                                                        -----------

  Other Leases

     The Company also leases various office equipment and automobiles under noncancellable operating leases expiring through fiscal 2001. The minimum rent commitments required under these leases are as follows:


YEAR ENDING JULY 31,
----------------------------------------------------------------------
       1998...........................................................   $  395,000
       1999...........................................................      356,000
       2000...........................................................      261,000
       2001...........................................................      164,000
                                                                         ----------
                                                                         $1,176,000
                                                                         ----------
                                                                         ----------

  Employment Agreements

     The Company maintains employment agreements with certain executive officers. Salary continuation is provided for any executive who is terminated without cause, as defined. Effective August 1, 1997, the Company entered into an employment agreement with an executive officer expiring July 31, 2000.

     As of July 31, 1997, the aggregate minimum compensation obligation under active employment agreements is as follows (taking into effect the August 1, 1997 agreement described above):

YEAR ENDING JULY 31,
----------------------------------------------------------------------
       1998...........................................................   $  614,000
       1999...........................................................      275,000
       2000...........................................................      275,000
                                                                         ----------
                                                                         $1,164,000
                                                                         ----------
                                                                         ----------

  Global Indemnification Agreement

     On June 17, 1994, the Company entered into a Global Indemnification Agreement with affiliates from whom it rents property. The Agreement indemnifies the affiliates and holds them harmless for liabilities, if any, related to environmental law and hazardous substance utilization on the leased properties. This indemnification excludes any hazardous substance that may be placed on the leased properties by someone other than the Company, after the Company ceases to occupy the applicable property. In exchange for indemnifying the affiliates, the Company received $25,000 from the affiliates.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

6. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  Litigation Matters

     The Company is involved in various routine litigation which arise through the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the consolidated financial position or results of operations.

7. STOCKHOLDERS' EQUITY

     The Company's issued and outstanding common stock warrants and options are as follows:

  Common Stock Warrants

     The Company has 1,353,750 Class A redeemable warrants and 1,353,750 Class B redeemable warrants outstanding as of July 31, 1997. Each Class A and Class B redeemable warrant entitles the registered holder thereof to purchase one share of common stock at a price of $6.75 and $7.50 per share, respectively, subject to certain adjustment, until July 28, 1998 (originally July 28, 1997). The Company, at its own option, may redeem the Class A redeemable warrants and the Class B redeemable warrants, in each case as a class and not in part, at a price of $.05 per warrant provided the reported closing bid price of the common stock equals or exceeds $8.50 per share for a length of time as specified in the agreements. The warrant holders have exercise rights until the close of business on the date fixed for redemption.

     The Company had 120,000 units exercisable through July 28, 1997 at an exercise price of $9.90 per unit. Each unit consisted of one share of common stock, one Class A redeemable warrant and one Class B redeemable warrant. The exercise price of the Class A and the Class B redeemable warrants, in accordance with these units, was $9.79 and $10.88, respectively. All of these units expired on July 28, 1997.

     The Company also has 1,250,000 Class C warrants outstanding as of July 31, 1997. Each Class C warrant entitles the registered holder thereof to purchase one share of common stock at a price of $9.00 per share, beginning two years after the date of the HMG merger (January 12, 1997) and expiring three years after becoming exercisable.

  Stock Options

     The Company established an Amended and Restated 1994 Long-Term Incentive Plan (the 'Plan') under which options to purchase shares of the Company's common stock and other stock incentives may be granted to eligible participants. The maximum number of shares available for awards under the Plan is 2,400,000 shares, of which no more than half may be newly-issued shares. Shares issued to holders of HMG common stock or AFL common stock in the merger and subsequently reacquired by Allied Digital, as well as any other shares acquired by Allied Digital after the merger, in the public market or otherwise, would not be considered newly-issued shares for this purpose. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to employees of the Company. An incentive stock option must expire within ten years from the date it is granted (five years in the case of such options granted to a holder of more than 10% of the outstanding common stock). Incentive stock options are first exercisable not earlier than one year from the date of grant. The exercise price of an incentive stock option must be at least equal to the fair market value of the common stock on the date such incentive stock option is granted (or 110% of the fair market value of the common stock in the case of such options granted to a holder of more than 10% of the outstanding common stock). To the extent that the aggregate fair market value of the common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such options will be treated as nonqualified stock options.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

7. STOCKHOLDERS' EQUITY--(CONTINUED)

     At July 31, 1997, the Company has 522,500 options outstanding (of which 423,750 are exercisable) at prices ranging from $2.875 to $8.63, vesting at various dates through July 1999 and expiring at various dates between November 1998 and September 2003.


                                                  INCENTIVE STOCK OPTIONS         NONQUALIFIED STOCK OPTIONS
                                               ------------------------------    ----------------------------       WEIGHTED
                                                    EXERCISE                         EXERCISE                       AVERAGE
                                                      PRICE          QUANTITY          PRICE         QUANTITY    EXERCISE PRICE
                                               -------------------   --------    -----------------   --------    --------------
Outstanding as of August 1, 1995............      $5.5625-$6.94       349,500       $6.66-$8.63       275,000       $ 6.6185
Forfeited...................................         5.5625           (77,000)          --              --            5.5625
                                                                     --------                        --------
Outstanding as of July 31, 1996.............       5.5625-6.94        272,500        6.66-8.63        275,000         6.7670
Granted.....................................          2.875            25,000           --              --             2.875
Expired.....................................         5.5625           (12,500)          --             5.5625
Forfeited...................................         5.5625           (37,500)          --              --            5.5625
                                                                     --------                        --------
Outstanding as of
  July 31, 1997.............................      $2.875-$6.94        247,500       $6.66-$8.63       275,000       $ 6.6140
                                               -------------------   --------    -----------------   --------    --------------
                                               -------------------   --------    -----------------   --------    --------------
Amounts exercisable as of July 31, 1997.....      $5.5625-$6.94       148,750       $6.66-$8.63       275,000       $ 7.5541
                                               -------------------   --------    -----------------   --------    --------------
                                               -------------------   --------    -----------------   --------    --------------

     The following table summarizes information concerning currently exercisable stock options under the Plan:

                                                                           WEIGHTED       WEIGHTED
                                                                            AVERAGE       AVERAGE
                                                            NUMBER         REMAINING      EXERCISE
RANGE OF EXERCISE PRICES                                  EXERCISABLE    LIFE (MONTHS)     PRICE
-------------------------------------------------------   -----------    -------------    --------
$5.5625-$6.94..........................................     298,750        37 months       $ 6.34
$8.63..................................................     125,000        74 months       $ 8.63

     The weighted-average option fair value on the grant date was $1.38 for options issued during the year ended July 31, 1997.

     The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS No. 123'); it applies APB Opinion No. 25, 'Accounting for Stock Issued to Employees,' and related interpretations in accounting for the Plan and does not recognize compensation expense for such Plan. If the Company had elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's reported net income and earnings per share would be reduced to the pro forma amount indicated below for the year ended July 31, 1997:


Net income
  As reported.....................................................................   $666,924
  Pro forma.......................................................................    658,299
Earnings per common share
  As reported.....................................................................        .05
  Pro forma.......................................................................        .05

     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before fiscal 1996. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

7. STOCKHOLDERS' EQUITY--(CONTINUED)

average assumptions for the fiscal year ended July 31, 1997: expected volatility of 45%; risk-free interest rate of 6.32% and expected term of 5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     In connection with a June 1995 sales contract (Note 9), the Company granted to a customer 250,000 options to acquire shares of Company common stock at an exercise price of $5.5625, equivalent to the quoted market price on such date. In consideration for modifying certain provisions of the June 1995 sales contract in September 1997, the Company repriced these options to an exercise price of $3.00 per share for which the Company expects to recognize a noncash pretax charge to earnings of approximately $150,000 during the fiscal 1998 period. These options expire in June 2000.

     The following information summarizes the Company's stock options and warrants at July 31, 1997:


                                                                                               RANGE OF
                                                                                               EXERCISE
                              DESCRIPTION         AUTHORIZED     ISSUED      EXERCISABLE        PRICE
-----------------------------------------------   ----------    ---------    -----------    --------------
Class A warrants.........................          1,353,750    1,353,750      1,353,750    $         6.75
Class B warrants.........................          1,353,750    1,353,750      1,353,750              7.50
Class C warrants.........................          1,250,000    1,250,000      1,250,000              9.00
Incentive stock options/nonqualified stock
  options................................          2,400,000      522,500        423,750        2.875-9.00
Options--other...........................            250,000      250,000        250,000             5.562
                                                  ----------    ---------    -----------    --------------
Balance as of July 31, 1997..............          6,607,500    4,730,000      4,631,250    $  2.875-$9.00
                                                  ----------    ---------    -----------    --------------
                                                  ----------    ---------    -----------    --------------

     In connection with the August 1, 1997 employment agreement described in
Note 6, the Company granted incentive stock options to an executive officer to acquire 200,000 shares of common stock with an exercise price of $2.00 representing the quoted market price on such date. These options become exercisable over a four-year period commencing August 1, 2001 at a rate of 25% each year with possible acceleration based upon the market performance of the Company's common stock.

     On October 21, 1997, the Company: (i) repriced all outstanding incentive stock options to an exercise price of $2.4375, representing the quoted market price on such date and (ii) granted 27,500 incentive stock options to employees which become exercisable equally over five years with an exercise price of $2.4375.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

8. INCOME TAXES

     Prior to January 12, 1995, the stockholders of AFL had elected, under the provisions of Subchapter S of the Internal Revenue Code, to have the income and related tax benefits of AFL included in the taxable income of the individual stockholders. As a result, no provision for Federal income taxes has been included in the historical statements of earnings prior to January 12, 1995.

     On January 12, 1995, AFL became disqualified, under the provisions of Subchapter S of the Internal Revenue Code, to have the income of the Company included in the taxable income of the individual stockholders. In connection with this disqualification, the Company established net deferred tax assets of approximately $1,625,000. The effect of establishing the deferred tax assets was included in income for the year ended July 31, 1995. Subsequent to January 12, 1995, the Company has provided Federal income taxes in the statements of earnings based on the effective tax rate. The unaudited pro forma adjustment to income tax provision and net income have been presented in the consolidated statement of earnings for the year ended July 31, 1995 as if the Subchapter S election had been terminated prior to August 1, 1994.

     The provision (credit) for income taxes is as follows:

                                                                         YEAR ENDED JULY 31,
                                                               ----------------------------------------
                                                                  1997          1996           1995
                                                               ----------    -----------    -----------
Federal:
  Current...................................................   $   40,000    $        --    $        --
  Deferred..................................................    1,578,500     (1,758,663)    (1,556,409)
                                                               ----------    -----------    -----------
                                                                1,618,500     (1,758,663)    (1,556,409)
                                                               ----------    -----------    -----------
State:
  Current...................................................       10,000
  Deferred..................................................      131,500       (776,184)    (1,019,209)
                                                               ----------    -----------    -----------
                                                                  141,500       (776,184)    (1,019,209)
                                                               ----------    -----------    -----------
                                                               $1,760,000    $(2,534,847)   $(2,575,618)
                                                               ----------    -----------    -----------
                                                               ----------    -----------    -----------

     Deferred income tax assets (liabilities) resulting from differences between accounting for financial statement purposes and tax purposes are as follows:


                                                                           JULY 31,
                                                                 ----------------------------
                                                                    1997             1996
                                                                 -----------      -----------
Restructuring costs...........................................   $   501,000      $ 1,115,000
Nonrecurring charge...........................................       293,000          391,000
Accounts receivable...........................................       637,000          585,000
Inventory.....................................................       121,000          144,000
Accrued salaries..............................................       304,000          378,000
Net operating loss carryover..................................     2,500,000        2,365,000
State investment tax credits..................................     1,572,000        1,239,000
                                                                 -----------      -----------
                                                                   5,928,000        6,217,000
                                                                 -----------      -----------
Property and equipment........................................    (2,747,000)      (1,332,000)
Other accrued expenses........................................        19,000         (133,000)
                                                                 -----------      -----------
                                                                  (2,728,000)      (1,465,000)
                                                                 -----------      -----------
Valuation allowance...........................................      (890,000)        (732,000)
                                                                 -----------      -----------
Net deferred tax asset........................................   $ 2,310,000      $ 4,020,000
                                                                 -----------      -----------
                                                                 -----------      -----------

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

8. INCOME TAXES--(CONTINUED)

     The Company's effective income tax rate was 72.5% in 1997, 31.2% in 1996 and (1,018)% in 1995. The components of the reconciliation of the Company's effective tax provision (credit) to the tax provision (credit) pursuant to the U.S. statutory rate of 34% are as follows:


                                                                         YEAR ENDED JULY 31,
                                                               ----------------------------------------
                                                                  1997          1996           1995
                                                               ----------    -----------    -----------
Federal tax provision (credit) computed at statutory rate...   $  825,154    $(2,760,904)   $    85,986
S Corporation earnings......................................                                   (880,464)
Amortization of costs in excess of net assets acquired......      637,989        625,949        427,582
Nondeductible entertainment expenses........................       45,468         47,775         32,884
State tax expense (benefit) net of Federal tax..............      425,738       (341,448)      (202,370)
Recognition of investment tax credit........................     (332,349)      (319,219)      (414,401)
Increase in valuation allowance.............................      158,000        213,000             --
Reinstatement of deferred taxes.............................           --             --     (1,624,835)
                                                               ----------    -----------    -----------
Actual tax provision (credit)...............................   $1,760,000    $(2,534,847)   $(2,575,618)
                                                               ----------    -----------    -----------
                                                               ----------    -----------    -----------

     HMG is in the process of undergoing an IRS tax examination. In connection with this examination, management does not anticipate any material adverse effect on the Company's consolidated financial position and results of operations upon its ultimate resolution.

     The Company has an NOL carryforward as of July 31, 1997 for Federal purposes of approximately $6,585,000 which expires during the fiscal years ending 2010 through 2012.

     The Company uses the flow-through method of accounting for investment tax credits. The Company has state investment tax credit carryforwards at July 31, 1997 approximating $2,035,000 which expire between fiscal 2003 and 2007.

9. NONRECURRING CHARGE

     In June 1995, the Company, in connection with consummating a five-year production and fulfillment sales contract, agreed to, among other things, a customer signing allowance in the amount of $1,250,000 to be amortized over the term of the contract. Based on the fiscal 1996 financial results relating thereto and an assessment made in the fiscal 1996 fourth quarter of anticipated future results of performing thereunder, the Company determined that the unamortized balance of the deferred charge was not recoverable and, accordingly, charged to operations the remaining unamortized balance.

10. RESTRUCTURING CHARGE

     In June 1996, the Company adopted a plan to streamline and reduce resources utilized in the business which resulted in recording a restructuring charge of approximately $3.1 million in the fourth quarter of fiscal 1996. The restructuring charge comprised of work force related expenses of $1,126,358, idle plant lease costs of $863,000, abandoned asset write off of $837,935 and other related costs of $250,000.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             JULY 31, 1997 AND 1996

10. RESTRUCTURING CHARGE--(CONTINUED)

     The status of the components of the restructuring charge was:

                                                                  BALANCE AT                   BALANCE AT
                                                                   JULY 31,     FISCAL 1997     JULY 31,
                                                                     1996        ACTIVITY         1997
                                                                  ----------    -----------    ----------
Work force related expenses....................................   $1,126,000    $(1,022,000)    $ 104,000
Idle plant lease costs.........................................      863,000       (452,500)      410,500
Other related costs............................................      250,000        (62,500)      187,500
                                                                  ----------    -----------    ----------
                                                                  $2,239,000    $(1,537,000)    $ 702,000
                                                                  ----------    -----------    ----------
                                                                  ----------    -----------    ----------

11. QUARTERLY FINANCIAL DATA

     Summarized quarterly financial data is as follows (unaudited and in thousands):


                                                                                              NET INCOME
                                                                                    GROSS       (LOSS)
                                                                         REVENUE    MARGIN    (II)(III)
                                                                         -------    ------    ----------
1997:
  First quarter.......................................................   $43,329    $8,599     $    488
  Second quarter......................................................    38,785     7,594           43
  Third quarter.......................................................    38,509     7,676           98
  Fourth quarter......................................................    38,525     8,244           38
1996:
  First quarter.......................................................   $46,335    $9,606     $    851
  Second quarter......................................................    39,389     6,048       (1,465)
  Third quarter.......................................................    37,933     6,656       (1,012)
  Fourth quarter......................................................    37,284     5,120       (3,959)
1995:
  First quarter.......................................................   $20,968    $9,084     $  2,513
  Second quarter(iv)..................................................    22,694     6,171        1,578
  Third quarter(i)....................................................    35,430     7,508          237
  Fourth quarter......................................................    37,472     4,359       (1,499)

------------------
 (i) Effective January 12, 1995, the Company consummated a reverse acquisition merger of HMG (Note 2).

 (ii) Historical earnings per share have not been presented due to the recapitalization of AFL via Allied Digital (Note 3).

(iii) Prior to January 12, 1995, the Company was not taxable for Federal income tax purposes under the provisions of Subchapter S of the Internal Revenue Code (Note 8).

 (iv) Upon becoming disqualified under the provision of Subchapter S on January 12, 1995, the Company established net deferred tax assets of $1,625,000 in the second quarter of fiscal 1995 (Note 8).

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

------------------------------------------------------------------------------------------------------------------
                 COLUMN A                     COLUMN B             COLUMN C               COLUMN D        COLUMN E
------------------------------------------------------------------------------------------------------------------
                                                                  ADDITIONS
                                                           ------------------------
                                                              (1)           (2)
                                                                         CHARGED TO
                                             BALANCE AT    CHARGED TO      OTHER                         BALANCE AT
                                             BEGINNING     COSTS AND     ACCOUNTS--     DEDUCTIONS--       END OF
               DESCRIPTION                   OF PERIOD      EXPENSES      DESCRIBE        DESCRIBE         PERIOD
------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts
  For the year ended July 31, 1997........   $1,515,000    $1,242,860                    $ 1,107,860(a)  $1,650,000
                                             ----------    ----------                   ------------     ----------
                                             ----------    ----------                   ------------     ----------

  For the year ended July 31, 1996........   $  871,000    $1,297,294                    $   653,294(a)  $1,515,000
                                             ----------    ----------                   ------------     ----------
                                             ----------    ----------                   ------------     ----------

  For the year ended July 31, 1995........   $  918,000    $  937,504     $395,000(b)    $ 1,379,504(a)  $  871,000
                                             ----------    ----------    ----------     ------------     ----------
                                             ----------    ----------    ----------     ------------     ----------

------------------

(a) Write-off of uncollectible accounts.

(b) Attributable to HMG Merger.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                    JANUARY 31,       JULY 31,
                                                                                        1998            1997
                                                                                    ------------    ------------
                                     ASSETS
Current assets:
  Cash...........................................................................   $  2,566,000    $  1,193,000
  Accounts receivable, net.......................................................     26,012,000      25,516,000
  Inventories....................................................................      5,133,000       4,380,000
  Prepaid expenses...............................................................      1,105,000         786,000
  Deferred income taxes..........................................................      2,207,000       3,422,000
                                                                                    ------------    ------------
Total current assets.............................................................     37,023,000      35,297,000
Property and equipment, net......................................................     27,218,000      26,783,000
Other assets:
  Excess of cost over fair value of net assets acquired, net of accumulated amortization of $8,598,000 and $7,204,000 at January 31, 1998 and July 31,
     1997, respectively..........................................................     42,657,000      43,064,000
  Deferred charges and other.....................................................      3,007,000       2,737,000
                                                                                    ------------    ------------
                                                                                      45,664,000      45,801,000
                                                                                    ------------    ------------
                                                                                    $109,905,000    $107,881,000
                                                                                    ------------    ------------
                                                                                    ------------    ------------


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and capitalized lease obligations.........   $ 12,727,000    $  9,837,000
  Current maturities of subordinated notes payable to stockholders...............      2,881,000
  Accounts payable...............................................................     17,820,000      14,781,000
  Accrued liabilities............................................................      6,783,000       6,735,000
Income taxes payable.............................................................        475,000
                                                                                    ------------    ------------
Total current liabilities........................................................     40,686,000      31,353,000
Long-term debt and capitalized lease obligations, less current maturities........     20,564,000      26,711,000
Subordinated notes payable to stockholders, less current maturities..............      7,171,000      10,061,000
Deferred income taxes............................................................      1,112,000       1,112,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000 shares authorized; no shares issued and
     outstanding.................................................................             --              --
  Common stock, $0.01 par value; 25,000,000 shares authorized; 13,619,644 shares
     issued and outstanding......................................................        136,000         136,000
  Additional paid-in capital.....................................................     44,892,000      44,742,000
  Accumulated deficit............................................................     (4,656,000)     (6,234,000)
                                                                                    ------------    ------------
                                                                                      40,372,000      38,644,000
                                                                                    ------------    ------------
                                                                                    $109,905,000    $107,881,000
                                                                                    ------------    ------------
                                                                                    ------------    ------------

        The accompanying notes are an integral part of these statements.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                          THREE-MONTH PERIODS            SIX-MONTH PERIODS
                                                           ENDED JANUARY 31,             ENDED JANUARY 31,
                                                       --------------------------    --------------------------
                                                          1998           1997           1998           1997
                                                       -----------    -----------    -----------    -----------
Net sales...........................................   $39,554,000    $38,785,000    $88,592,000    $81,511,000
Cost of sales.......................................    30,992,000     31,191,000     69,820,000     65,318,000
                                                       -----------    -----------    -----------    -----------
       Gross profit.................................     8,562,000      7,594,000     18,772,000     16,193,000
                                                       -----------    -----------    -----------    -----------
Operating expenses:
  Selling, general and administrative...............     5,448,000      5,413,000     11,474,000     10,946,000
  Amortization of excess of cost over fair value of
     net assets acquired............................       648,000        595,000      1,294,000      1,240,000
                                                       -----------    -----------    -----------    -----------
       Total operating expenses.....................     6,096,000      6,008,000     12,768,000     12,186,000
                                                       -----------    -----------    -----------    -----------
Income from operations..............................     2,466,000      1,586,000      6,004,000      4,007,000
                                                       -----------    -----------    -----------    -----------
Other income (expense):
  Interest expense..................................    (1,263,000)    (1,182,000)    (2,561,000)    (2,456,000)
  Other, net........................................        90,000         36,000         85,000         79,000
                                                       -----------    -----------    -----------    -----------
       Total other expense..........................    (1,173,000)    (1,146,000)    (2,476,000)    (2,377,000)
                                                       -----------    -----------    -----------    -----------
Income before income taxes..........................     1,293,000        440,000      3,528,000      1,630,000
Provision for income taxes..........................       805,000        397,000      1,950,000      1,099,000
                                                       -----------    -----------    -----------    -----------
       Net Income...................................   $   488,000    $    43,000    $ 1,578,000    $   531,000
                                                       -----------    -----------    -----------    -----------
                                                       -----------    -----------    -----------    -----------
Earnings per common share--basic and diluted........         $0.04            $--          $0.12          $0.04
Average common shares outstanding:
  Basic.............................................    13,619,644     13,619,644     13,619,644     13,619,644
                                                       -----------    -----------    -----------    -----------
                                                       -----------    -----------    -----------    -----------
  Diluted...........................................    13,693,632     13,619,644     13,672,604     13,619,644
                                                       -----------    -----------    -----------    -----------
                                                       -----------    -----------    -----------    -----------

        The accompanying notes are an integral part of these statements.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                        SIX-MONTH PERIODS ENDED
                                                                                              JANUARY 31,
                                                                                       --------------------------
                                                                                          1998           1997
                                                                                       -----------    -----------
Cash flows provided by operating activities.........................................   $ 9,021,000    $ 1,583,000
Cash flows used in investing activities:
  Purchases of property and equipment...............................................    (3,875,000)      (577,000)
                                                                                       -----------    -----------
     Net cash used in investing activities..........................................    (3,875,000)      (577,000)
                                                                                       -----------    -----------
Cash flows from financing activities:
  Net borrowings under revolving notes..............................................     1,306,000      8,477,000
  Repayment of long-term debt.......................................................    (6,668,000)    (9,043,000)
  Borrowings of long-term debt......................................................     1,589,000             --
                                                                                       -----------    -----------
     Net cash used in financing activities..........................................    (3,773,000)      (566,000)
                                                                                       -----------    -----------
     Net increase in cash...........................................................     1,373,000        440,000
Cash at beginning of period.........................................................     1,193,000        831,000
                                                                                       -----------    -----------
Cash at end of period...............................................................   $ 2,566,000    $ 1,271,000
                                                                                       -----------    -----------
                                                                                       -----------    -----------

        The accompanying notes are an integral part of these statements.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 1998
                                  (UNAUDITED)

NOTE A--BASIS OF PRESENTATION

     The condensed consolidated balance sheet as of January 31, 1998 and the related condensed consolidated statements of earnings for the three- and six-month periods ended January 31, 1998 and 1997 and the condensed consolidated statements of cash flows for the six-month periods ended January 31, 1998 and 1997 have been prepared by Allied Digital Technologies Corp. ('Allied Digital'), including the accounts of its wholly-owned subsidiaries, HMG Digital Technologies Corp. ('HMG') and subsidiary, HRM Holdings Corp. ('Holdings'), and its wholly-owned subsidiary, Allied Digital, Inc. (formerly known as Hauppauge Record Manufacturing, Ltd.) ('Allied') (hereinafter referred to collectively as the 'Company') without audit. In the opinion of management, all adjustments necessary to present fairly the financial position as of January 31, 1998 and for all periods presented, consisting of normal recurring adjustments, have been made. Results of operations for the six-month period ended January 31, 1998 are not necessarily indicative of the operating results expected for the full year.

     The Company (i) provides videocassette duplication and fulfillment services in addition to processing and duplicating commercial film and offering post-production services, and (ii) replicates cassette tapes, VHS videotapes and compact discs under production contracts with companies primarily in the recorded music industry.

     These statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the accompanying notes included in the Company's Form 10-K for the fiscal year ended July 31, 1997.

     Certain amounts for the six-month period ended January 31, 1997 have been reclassified to conform to the current year presentation.

NOTE B--INVENTORIES

     Inventories consist of the following classifications:

                                                                          JANUARY 31, 1998    JULY 31, 1997
                                                                          ----------------    -------------
Raw materials..........................................................     $  4,250,000       $  3,416,000
Work-in-process........................................................          391,000            674,000
Finished goods.........................................................          492,000            290,000
                                                                          ----------------    -------------
                                                                            $  5,133,000       $  4,380,000
                                                                          ----------------    -------------
                                                                          ----------------    -------------

NOTE C--LONG-TERM DEBT, SUBORDINATED NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS

     Long-term debt, subordinated notes payable and capitalized lease obligations consist of the following:


                                                                          JANUARY 31, 1998    JULY 31, 1997
                                                                          ----------------    -------------
Loan and Security Agreement
  Term loan............................................................     $ 14,042,000       $ 18,782,000
  Revolving loan.......................................................       15,787,000         14,481,000
  Additional term loan.................................................                           1,020,000
  Capital expenditure loan.............................................        1,456,000
Subordinated 10% Notes Payable to Stockholder..........................        7,171,000          7,180,000

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                JANUARY 31, 1998
                                  (UNAUDITED)

NOTE C--LONG-TERM DEBT, SUBORDINATED NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS--(CONTINUED)

                                                                          JANUARY 31, 1998    JULY 31, 1997
                                                                          ----------------    -------------
Additional Subordinated 10% Notes Payable to Stockholders..............        2,000,000          2,000,000
Subordinated 11% Series B Notes Payable to Stockholders................          881,000            881,000
Note Payable to VCA....................................................          926,000          1,171,000
Capitalized lease obligations..........................................          995,000            995,000
Other..................................................................           85,000             99,000
                                                                          ----------------    -------------
                                                                              43,343,000         46,609,000
Less current maturities................................................      (15,608,000)        (9,837,000)
                                                                          ----------------    -------------
                                                                            $ 27,735,000       $ 36,772,000
                                                                          ----------------    -------------
                                                                          ----------------    -------------

  Loan and Security Agreement

     The October 30, 1996 loan and security agreement provided the Company with borrowings of up to $48,910,169 under credit facilities consisting of a (i) $25,410,169 term loan, (ii) $22,000,000 revolving loan facility (combined with a $1,500,000 letter of credit facility) and (iii) $1,500,000 additional loan. On August 19, 1997, the Company entered into an amendment to the October 30, 1996 loan and security agreement with the bank which provides the Company with a

$3,450,000 capital expenditure credit facility.

     The loan and security agreement (as amended) is collateralized by substantially all of the assets of the Company. The agreement contains covenants which, among other matters, (1) require the Company to (i) maintain increasing levels of net worth, (ii) maintain a minimum debt service ratio and (iii) limit its annual capital expenditures, and (2) place limitations on (i) additional indebtedness, encumbrances and guarantees, (ii) consolidations, mergers or acquisitions, (iii) investments or loans, (iv) disposal of property, (v) compensation to officers and others, (vi) dividends and stock redemptions, (vii) issuance of stock, and (viii) transactions with affiliates, all as defined in the agreement. As of January 31, 1998, there is no equity available for the payment of dividends to stockholders. The agreement also contains provisions for fees payable to the bank upon prepayment and an increased rate of interest during periods of default. The term of this agreement extends to November 30, 2000.

  a. Term Loan

     The $25,410,169 term loan dated October 30, 1996 is payable in an initial scheduled installment aggregating $1,695,462 on October 31, 1996 (of which $1,179,000 was repaid on November 8, 1996), 30 consecutive monthly installments of $548,054 thereafter through April 30, 1999 and a final installment on May 30, 1999 of $273,098 together with additional prepayments of principal of $2,000,000 on October 31, 1997 and $5,000,000 on October 31, 1998. No prepayment fees result from these scheduled prepayments. In addition, interest is payable monthly at 1.5% over the bank's base rate (8.5% at January 31, 1998).

  b. Revolving Loan

     Under the revolving loan facility combined with a $1,500,000 letter of credit facility, the Company may borrow up to a maximum of $22,000,000 based upon a percentage of accounts receivable and inventory, as defined, less the sum of the undrawn face amount of any letters of credit outstanding. Interest is payable monthly at 1.25% over the bank's base rate. In addition, the Company is required to pay, on a monthly basis, an unused facility fee of 0.5% per annum. At January 31, 1998, the Company had approximately $6,213,000 unused and available under the revolving loan facility.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                JANUARY 31, 1998
                                  (UNAUDITED)

NOTE C--LONG-TERM DEBT, SUBORDINATED NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS--(CONTINUED)

  c. Additional Term Loan


     The $1,500,000 additional loan dated October 30, 1996 was payable in 25 consecutive monthly installments commencing December 31, 1996 of $60,000 each plus interest at 1.5% over the bank's base rate. In the event the additional loan was repaid in full on or before December 31, 1997 and the loan and security agreement had not been terminated on or before such date, the Company would not be required to pay a $100,000 fee to the bank on December 31, 1998. On December 31, 1997, the Company repaid in full the remaining outstanding balance of $720,000 on this additional loan to the bank.

  d. Capital Expenditure Credit Facility

     The $3,450,000 capital expenditure credit facility provides the Company with a credit line through July 31, 1998 to finance up to 80% of the value of capital equipment purchases (as defined). Such loans under the facility are payable based on a 36-month amortization schedule with a final payment of the entire unpaid principal balance on July 31, 2000. These loans bear interest at 1.5% over the bank's base rate. In addition, the Company is required to pay a $103,500 fee to the bank, payable at a rate of 3% of each advance with a final payment for any unpaid amount of the fee payable on July 31, 1998. Through January 31, 1998, the Company borrowed $1,589,000 from this credit facility. As of January 31, 1998, $1,456,000 was outstanding under this facility.

  Subordinated 10% Notes Payable to Stockholder

     The subordinated 10% notes payable to stockholder are uncollateralized and payable in full on January 1, 2001. Interest accrues only on the original principal sum of $6,000,000 and is payable quarterly at 10% per annum (12% upon default); however, through January 31, 1998, certain interest payments were postponed pursuant to the terms of the loan and security agreement with the bank. Partial payment of such accrued and unpaid interest becomes periodically payable to the stockholder and is limited to a stipulated percentage as defined in the loan and security agreement, provided no default or event of default has occurred. The remaining portion of the unpaid interest subject to this payment postponement becomes payable on January 1, 2001. In accordance with the periodic interest payment limitation provisions of the loan and security agreement, the Company paid on December 5, 1997 approximately $316,000 of the accrued interest payable on these notes.

  Additional Subordinated 10% Notes Payable to Stockholders

     The additional subordinated 10% notes payable to stockholders are uncollateralized and payable in full on December 31, 1998 with interest payable quarterly; however, payment of principal and interest may be extended in full or in part to January 1, 2001 to the extent not permitted to be paid pursuant to the terms of the loan and security agreement with the bank.

  Subordinated 11% Series B Notes Payable to Stockholders

     These uncollateralized notes mature on January 1, 1999 with interest payable quarterly.

  Note Payable to VCA

     This uncollateralized note is payable in annual installments of $385,374 beginning January 1995 through January 2001, including interest at 12%.

  Capitalized Lease Obligations

     The Company leases certain equipment under agreements accounted for as capital leases. The obligations for the equipment require the Company to make monthly payments through December 2001 with implicit interest rates from 5.27% to 19.48%.

                       ALLIED DIGITAL TECHNOLOGIES CORP.
                                AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                JANUARY 31, 1998
                                  (UNAUDITED)

NOTE C--LONG-TERM DEBT, SUBORDINATED NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS--(CONTINUED)

     The following is a summary of the aggregate annual maturities of long-term debt, subordinated notes payable and capitalized lease obligations as of January 31, 1998:

Twelve months ending January 31,
  1999.........................................................................   $15,608,000
  2000.........................................................................     3,643,000
  2001.........................................................................    24,007,000
  2002.........................................................................        85,000
                                                                                  -----------
                                                                                  $43,343,000
                                                                                  -----------
                                                                                  -----------

NOTE D--EARNINGS PER SHARE

     In the second quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 ('SFAS No. 128'), 'Earnings Per Share,' which supersedes Accounting Principle Board Opinion No. 15. Under SFAS No. 128, earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Prior-period amounts have been restated, where appropriate, to conform to the requirements of SFAS No. 128.

     The number of shares used in the Company's basic and diluted earnings per share computations are as follows:

                                                              THREE-MONTH PERIODS          SIX-MONTH PERIODS
                                                               ENDED JANUARY 31,           ENDED JANUARY 31,
                                                            ------------------------    ------------------------
                                                               1998          1997          1998          1997
                                                            ----------    ----------    ----------    ----------
Weighted average common shares outstanding for basic
  earnings per share.....................................   13,619,644    13,619,644    13,619,644    13,619,644
Common stock equivalents for stock options and
  warrants...............................................       73,988            --        52,960            --
                                                            ----------    ----------    ----------    ----------
Weighted average common shares outstanding for diluted
  earnings per share.....................................   13,693,632    13,619,644    13,672,604    13,619,644
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

NOTE E--ACQUISITION

     On December 17, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Denver Dubbing, Inc., a videocassette duplicator. The purchase price was $873,000 payable in cash of $170,000 and the assumption of net liabilities for the balance. The purchase agreement contained a covenant not-to-compete for a period of three years. Also, under the purchase agreement, the Company may pay additional consideration of $270,000 in the event net sales for the acquired company exceed certain predetermined amounts during 1998 and 1999. The Company accounted for the acquisition as a purchase and as such, the fair values of the assets acquired and liabilities assumed have been recorded on the date of the acquisition and the results of operations are included in the Company's statement of earnings since the acquisition date. The excess of consideration paid over the estimated fair value of the net assets acquired in the amount of $773,000 has been recorded as excess of fair value over the cost of net assets acquired and is being amortized on a straight-line basis over 15 years. Pro forma historical results of operations are not presented, as such results would not be materially different from the historical results of the Company.

     In connection with this acquisition, the Company entered into a two year employment agreement with an officer of the acquired company with an annual base salary of approximately $150,000.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be borne by the Company in connection with the offering described in this Registration Statement. All of such amounts are estimated except for the SEC Registration Fee and the NASD fee.

SEC Registration Fee..........................................   $ 29,500
NASD Filing Fee...............................................     10,500
Printing and Engraving Costs..................................          *
Legal Fees and Expenses.......................................          *
Accounting Fees and Expenses..................................          *
Fees and expenses (filing, legal fees) for qualification
  under state securities laws.................................          *
Trustee's Fees and expenses...................................          *
Miscellaneous.................................................          *
                                                                 --------
     Total....................................................   $      *
                                                                 --------
                                                                 --------

------------------
* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (A) ALLIED DIGITAL, INC.

     Allied Digital, Inc. (the 'Issuer') is a New York corporation. The New York Business Corporation Law (the 'NYBCL') authorizes a New York corporation to indemnify any person who is, or is threatened to be made, a party in any civil or criminal proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees), actually and reasonably incurred by such person as a result of such action or proceeding or any appeal therein. With respect to actions by or in the right of the corporation, the NYBCL authorizes indemnification of such person against reasonable expenses, including attorneys' fees and amounts paid in settlement. To be entitled to indemnification, a person must have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Court approval is required as a prerequisite to indemnification of expenses in respect of any claim as to which a person has been adjudged liable to the corporation. The NYBCL requires indemnification against expenses actually and reasonably incurred by any director, officer, employee or agent in connection with a proceeding against such person for action in such capacity to the extent that the person has been successful on the merits or otherwise. Advancement of expenses (i.e., payment prior to a determination on the merits) is permitted, but not required, by the NYBCL, which further requires that any director or officer must undertake to repay such expenses if it is ultimately determined that he is not entitled to indemnification. The disinterested members of the board of directors (or independent legal counsel or the shareholders) must determine, in each instance where indemnification is not required by the NYBCL, that such director, officer, employee or agent is entitled to indemnification. The NYBCL provides that the indemnification provided by statute is not exclusive.


     The form of the Underwriting Agreement, filed as Exhibit 1 to this Registration Statement, provides that the Issuer will indemnify and reimburse the Underwriters and each controlling person of the Underwriters with respect to certain expenses and liabilities, including liabilities under the Securities Act of 1933 or other federal or state regulations or under the common law, which arise out of or are based on certain material misstatements or omissions in the Registration Statement. In addition, the Underwriting Agreement provides that the Underwriters will similarly indemnify and reimburse the Issuer and each director, each officer who signed the Registration Statement and each controlling person of the Issuer with respect to certain material misstatements or omissions in the Registration Statement which are based on certain written information furnished by the Underwriters for use in connection with the preparation of the Registration Statement.

     The Issuer has also entered into employment agreements with certain executive officers, which agreements require that the Issuer maintain a directors' and officers' liability policy for the benefit of such officers and that the Issuer will indemnify such officers to the fullest extent permitted by law.

     The Issuer has adopted provisions in its Certificate of Incorporation and Bylaws that provide that the Issuer shall indemnify its officers and directors to the fullest extent permitted by the NYBCL.

     (B) ALLIED DIGITAL TECHNOLOGIES CORP., HMG DIGITAL TECHNOLOGIES CORP. AND HRM HOLDINGS CORP.

     Allied Digital Technologies Corp., ('ADT') HMG Digital Technologies Corp. ('HMG') and HRM Holdings Corp. ('HRM') are Delaware corporations. Section 145 of the Delaware General Corporation Law ('DGCL'), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person, and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

     ADT has adopted provisions in its Certificate of Incorporation and Bylaws that provide that ADT shall indemnify its officers and directors to the fullest extent permitted by the DGCL.

     HMG and HRM have both adopted provisions in their respective Certificates of Incorporation and Bylaws that provide that HMG and HRM (each a 'Corporation') shall indemnify officers and directors as follows:

          (a) Any person made a party or threatened to be made a party, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action or suit by or in the right of the Corporation to procure a judgment in its favor) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his conduct was unlawful.

          (b) Any person made a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made hereunder in respect of any claim, issue or matter as to which the person shall be adjudged liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which said Court of Chancery or such other court shall deem proper.

          (c) To the extent that any person referred to above has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified by the Corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) No indemnification shall be granted under paragraph (a) or (b) above unless ordered by a court or unless it shall be specifically determined that indemnification of the person is proper in the circumstances because he has met the applicable standard of conduct set forth in the applicable paragraph, which determination shall be made (i) by the Board of Directors of the Corporation, by not less than a majority vote of a quorum of the whole Board consisting of directors not parties to the subject action, suit or proceeding; or (ii) if such quorum is not obtainable, or even if obtainable if directed by such a quorum of disinterested directors, by independent legal counsel selected by the Board of Directors in a written opinion; or (iii) by the stockholders entitled to vote at any meeting by majority vote of the quorum present.

          (e) Expenses incurred in defending any action, suit or proceeding by a person who may be entitled to indemnity under the above provisions may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding if authorized under paragraph (d) above upon receipt of an undertaking by or on behalf of the person to whom payment is to be made that he will repay the amounts advanced if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation in accordance with the above provisions.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the above provisions shall not be deemed exclusive of any other rights to which those indemnified or advanced expenses may be entitled under any provision of the Certificate of Incorporation, By-law, agreement, vote of stockholders or disinterested directors, insurance agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) The indemnification and advancement of expenses, provided by, or granted pursuant to, these provisions shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.


     In addition, pursuant to the Merger Agreement, ADT has agreed for a period of six years following the effective time of the Merger to indemnify present and former directors and officers of ADT and its subsidiaries with respect to acts or omissions occurring prior to the effective time of the Merger to the maximum extent permitted under the ADT's Certificate of Incorporation and Bylaws. ADT has also agreed in the Merger Agreement to maintain for a period of six years following the effective time of the Merger the directors' and officers' liability insurance coverage maintained by ADT (or substantially equivalent coverage under substitute policies) with respect to any claims arising out of any actions or omissions occurring prior to the effective time of the Merger.

ITEM 16. EXHIBITS

EXHIBIT
 NUMBER    DESCRIPTION
--------   ----------------------------------------------------------------------------------------------------------
 *1         --   Form of Underwriting Agreement.
  2.1       --   Agreement and Plan of Merger, dated May 5, 1998, by and between Analog Acquisition Corp. and Allied
                 Digital Technologies Corp. (Incorporated by reference to ADT's Current Report on Form 8-K dated May
                 15, 1998).
 *2.2       --   Form of Stockholders' Voting Agreement.
 *2.3       --   Form of Rollover Agreement.
 *4.1       --   Form of Indenture among Allied Digital, Inc., IBJ Schroder Bank & Trust Company, as Trustee and the
                 Guarantors named therein.
 *4.2       --   Form of Senior Subordinated Note (included in Exhibit 4.1).
 *5         --   Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered.
 10.1       --   Amended and Restated Promissory Note, dated October 30, 1996, made by Hauppauge Record Manufacturing
                 Ltd. in favor of William H. Smith, Trustee, in the principal amount of $4,000,000 (herein incorporated by reference to Exhibit 10(b)(i) to ADT's Annual Report on Form 10-K for the year ended
                 July 31, 1996).
 10.2       --   Amended and Restated Promissory Note dated October 30, 1996, made by Hauppauge Record Manufacturing
                 Ltd. in favor of William H. Smith, in the principal amount of $2,000,000 (herein incorporated by reference to Exhibit 10(b)(ii) to ADT's Annual Report on Form 10-K for the year ended July 31,
                 1996).
 10.3       --   Global Indemnification Agreement dated June 17, 1994, among Allied Film Laboratory, Inc. and
                 Greenfield Land Company and William H. Smith, individually, d/b/a William H. Smith Realty and
                 William H. Smith, as Trustee, under the William H. Smith Trust Agreement dated November 13, 1978
                 (herein incorporated by reference to Exhibit (99)(j) filed as part of ADT's Registration Statement on Form S-4, File No. 33-86530).
 10.4       --   Consulting Agreement, dated June 16, 1994, between HMG and H. Sean Mathis (herein incorporated be reference to Exhibit 10.22(ii) of HMG's Annual Report on Form 10-K for the fiscal year ended July
                 31, 1994, Commission File No. 0-20014).
 10.5       --   Subordinated Promissory Note dated October 30, 1996, made by HMG in favor of George N. Fishman in the principal amount of $200,000 (herein incorporated by reference to Exhibit 10(ee)(i) to ADT's
                 Annual Report on Form 10-K for the fiscal year ended July 31, 1996).
 10.6       --   Subordinated Promissory Note dated October 30, 1996, made by HMG in favor of Donald L. Olesen in the principal amount of $200,000 (herein incorporated by reference to Exhibit 10(ee)(ii) to ADT's Annual
                 Report on Form 10-K for the fiscal year ended July 31, 1996).
 10.7       --   Subordinated Promissory Note dated October 30, 1996, made by HMG in favor of William H. Smith,
                 Trustee, in the principal amount of $1,600,000 (herein incorporated by reference to Exhibit
                 10(ee)(iii) to ADT's Annual Report on Form 10-K for the fiscal year ended July 31, 1996).
 10.8       --   Agreement between Anchor Bay Entertainment and ADT for Videotape Duplication and Order Fulfillment,
                 dated June 16, 1995 (herein incorporated by reference to Exhibit (10)(ff) to ADT's Annual Report on
                 Form 10-K for the fiscal year ended July 31, 1996).
 10.9       --   Modification Agreement between Anchor Bay Entertainment and ADT dated September 12, 1997 (herein incorporated by reference to Exhibit 10(ff)(ii) to ADT's Annual Report on Form 10-K for the fiscal year ended July 31, 1997).
 10.10      --   Exclusive CD Manufacturing Agreement, dated as of September 12, 1997, between Sofsource, Inc. and
                 ADT (herein incorporated by reference to Exhibit 10(hh) to ADT's Annual Report on Form 10-K for the
                 fiscal year ended July 31, 1997).

*12         --   Computation of Ratio of Earnings to Fixed Charges.
 23.1       --   Consent of Grant Thornton LLP.
 23.2       --   Consent of Arthur Andersen LLP.

EXHIBIT
 NUMBER    DESCRIPTION
--------   ----------------------------------------------------------------------------------------------------------
*23.3       --   Consent of Morgan, Lewis & Bockius LLP (included as part of its opinion filed as Exhibit 5 hereto).
*25         --   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of IBJ Schroder Bank & Trust
                 Company, as Trustee.

------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that the claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HAUPPAUGE, STATE OF NEW YORK, ON THE 4TH DAY OF JUNE, 1998.

                                          ALLIED DIGITAL, INC.


                                          By:    /s/ GEORGE N. FISHMAN
                                              ----------------------------------
                                                     George N. Fishman
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of Allied Digital, Inc. hereby constitutes and appoints John K. Mangini and Charles A. Mantione, and each or any of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, and with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON JUNE 4, 1998.

                   NAME                                           TITLE
------------------------------------------  -------------------------------------------------
          /s/ GEORGE N. FISHMAN             Chairman of the Board, Chief Executive Officer
------------------------------------------  and Director
            George N. Fishman

         /s/ CHARLES P. KAVANAGH            Vice President and Treasurer
------------------------------------------
           Charles P. Kavanagh

           /s/ WILLIAM H. SMITH             Director
------------------------------------------
             William H. Smith


                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HAUPPAUGE, STATE OF NEW YORK, ON THE 4TH DAY OF JUNE, 1998.

                                          ALLIED DIGITAL TECHNOLOGIES CORP.

                                          By:    /s/ GEORGE N. FISHMAN
                                              ----------------------------------
                                                    George N. Fishman
                                              Co-Chairman and Chief Executive
                                                         Officer

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of Allied Digital Technologies Corp. hereby constitutes and appoints John K. Mangini and Charles
A. Mantione, and each or any of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, and with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON JUNE 4, 1998.

                   NAME                                           TITLE
------------------------------------------  -------------------------------------------------
           /s/ WILLIAM H. SMITH             Co-Chairman, President and Director
------------------------------------------
             William H. Smith

          /s/ GEORGE N. FISHMAN             Co-Chairman, Chief Executive Officer and Director
------------------------------------------
            George N. Fishman

         /s/ CHARLES A. MANTIONE            Vice President--Finance
------------------------------------------
           Charles A. Mantione

                                            Director
------------------------------------------
             Donald L. Olesen

        /s/ EUGENE L. GARGARO, JR.          Director
------------------------------------------
          Eugene L. Gargaro, Jr.

            /s/ WERNER H. JEAN              Director
------------------------------------------
              Werner H. Jean

                                            Director
------------------------------------------
              Seymour Leslie

            /s/ H. SEAN MATHIS              Director
------------------------------------------
              H. Sean Mathis

                                            Director
------------------------------------------
              John A. Morgan

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HAUPPAUGE, STATE OF NEW YORK, ON THE 4TH DAY OF JUNE, 1998.

                                          HMG DIGITAL TECHNOLOGIES CORP.

                                          By:        /s/ GEORGE N. FISHMAN
                                              ----------------------------------
                                                     George N. Fishman
                                                   Chairman of the Board
                                                 and Chief Executive Officer

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of HMG Digital Technologies Corp. hereby constitutes and appoints John K. Mangini and Charles A. Mantione, and each or any of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, and with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON JUNE 4, 1998.

                   NAME                                           TITLE
------------------------------------------  -------------------------------------------------
          /s/ GEORGE N. FISHMAN             Chairman of the Board, Chief Executive Officer
------------------------------------------  and Director
            George N. Fishman

         /s/ CHARLES P. KAVANAGH            Chief Financial Officer
------------------------------------------
           Charles P. Kavanagh

           /s/ WILLIAM H. SMITH             Director
------------------------------------------
             William H. Smith


                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HAUPPAUGE, STATE OF NEW YORK, ON THE 4TH DAY OF JUNE, 1998.

                                          HRM HOLDINGS CORP.

                                          By:        /s/ GEORGE N. FISHMAN
                                              ----------------------------------
                                                     George N. Fishman
                                                  Chief Executive Officer
                                                       and President

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of HRM Holdings Corp. hereby constitutes and appoints John K. Mangini and Charles A. Mantione, and each or any of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, and with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON JUNE 4, 1998.

                   NAME                                           TITLE
------------------------------------------  -------------------------------------------------
          /s/ GEORGE N. FISHMAN             Chief Executive Officer, President and Director
------------------------------------------
            George N. Fishman

         /s/ CHARLES P. KAVANAGH            Vice President and Treasurer
------------------------------------------
           Charles P. Kavanagh

           /s/ WILLIAM H. SMITH             Director
------------------------------------------
             William H. Smith

                                 EXHIBIT INDEX

EXHIBIT                                                                                                    SEQUENTIAL
NUMBER    DESCRIPTION                                                                                       PAGE NO.
-------   ----------------------------------------------------------------------------------------------   ----------
   *1     --    Form of Underwriting Agreement.
    2.1   --    Agreement and Plan of Merger, dated May 5, 1998, by and between Analog Acquisition Corp.
                and Allied Digital Technologies Corp. (Incorporated by reference to Current Report on
                Form 8-K dated May 15, 1998).
   *2.2   --    Form of Stockholders' Voting Agreement
   *2.3   --    Form of Rollover Agreement.
   *4.1   --    Form of Indenture among Allied Digital, Inc. and IBJ Schroder Bank & Trust Company, as
                Trustee and the Guarantors named therein.
   *4.2   --    Form of Senior Subordinated Note (included in Exhibit 4.1).
     *5   --    Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered.
   10.1   --    Amended and Restated Promissory Note, dated October 30, 1996, made by Hauppauge Record
                Manufacturing Ltd. in favor of William H. Smith, Trustee, in the principal amount of
                $4,000,000 (herein incorporated by reference to Exhibit 10(b)(i) to ADT's Annual Report on Form 10-K for the year ended July 31, 1996).
   10.2   --    Amended and Restated Promissory Note dated October 30, 1996, made by Hauppauge Record
                Manufacturing Ltd. in favor of William H. Smith, in the principal amount of $2,000,000
                (herein incorporated by reference to Exhibit 10(b)(ii) to ADT's Annual Report on Form
                10-K for the year ended July 31, 1996).
   10.3   --    Global Indemnification Agreement dated June 17, 1994, among Allied Film Laboratory, Inc.
                and Greenfield Land Company and William H. Smith, individually, d/b/a William H. Smith
                Realty and William H. Smith, as Trustee, under the William H. Smith Trust Agreement dated November 13, 1978 (herein incorporated by reference to Exhibit (99)(j) filed as part of ADT's Registration Statement on Form S-4, File No. 33-86530).
   10.4   --    Consulting Agreement, dated June 16, 1994, between HMG and H. Sean Mathis (herein incorporated be reference to Exhibit 10.22(ii) of HMG's Annual Report on Form 10-K for
                the fiscal year ended July 31, 1994, Commission File No. 0-20014).
   10.5   --    Subordinated Promissory Note dated October 30, 1996, made by HMG in favor of George N.
                Fishman in the principal amount of $200,000 (herein incorporated by reference to Exhibit
                10(ee)(i) to ADT's Annual Report on Form 10-K for the fiscal year ended July 31, 1996).
   10.6   --    Subordinated Promissory Note dated October 30, 1996, made by HMG in favor of Donald L.
                Olesen in the principal amount of $200,000 (herein incorporated by reference to Exhibit
                10(ee)(ii) to ADT's Annual Report on Form 10-K for the fiscal year ended July 31, 1996).
   10.7   --    Subordinated Promissory Note dated October 30, 1996, made by HMG in favor of William H.
                Smith, Trustee, in the principal amount of $1,600,000 (herein incorporated by reference to Exhibit 10(ee)(iii) to ADT's Annual Report on Form 10-K for the fiscal year ended
                July 31, 1996).
   10.8   --    Agreement between Anchor Bay Entertainment and ADT for Videotape Duplication and Order
                Fulfillment, dated June 16, 1995 (herein incorporated by reference to Exhibit (10)(ff)
                to ADT's Annual Report on Form 10-K for the fiscal year ended July 31, 1996).
   10.9   --    Modification Agreement between Anchor Bay Entertainment and ADT dated September 12, 1997
                (herein incorporated by reference to Exhibit 10(ff)(ii) to ADT's Annual Report on Form
                10-K for the fiscal year ended July 31, 1997).

  10.10   --    Exclusive CD Manufacturing Agreement, dated as of September 12, 1997, between Sofsource,
                Inc. and ADT (herein incorporated by reference to ADT's Annual Report on Form 10-K for the fiscal year ended July 31, 1997).
    *12   --    Computation of Ratio of Earnings to Fixed Charges.
   23.1   --    Consent of Grant Thornton LLP.
   23.2   --    Consent of Arthur Andersen LLP.
  *23.3   --    Consent of Morgan, Lewis & Bockius LLP (included as part of its opinion filed as Exhibit
                5 hereto).
    *25   --    Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of IBJ Schroder
                Bank & Trust Company, as Trustee.

------------------
* To be filed by amendment.